UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

MARCH 31, 2016

A free translation from Portuguese into English of Independent Auditor’s Report on interim financial information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)

Independent auditor’s report on interim financial information

To Shareholders, Board of Directors and Officers

Telefônica Brasil S.A.

São Paulo - SP

We have reviewed the individual and consolidated interim financial information of Telefônica Brasil S.A., (“Company”), contained in the Quarterly Information Form (Informações Trimestrais - ITR) for the three-month period ended on March 31, 2016, which comprise the balance sheet as of March 31, 2016 and the related statements of income and of comprehensive income, the changes in equity and of cash flows for the three-month period then ended, including other explanatory information.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Standard CPC 21 (R1) Interim Financial Reporting (Demonstração Intermediária) issued by Comitê de Pronunciamentos Contábeis - CPC and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the Quarterly Information Form (ITR) referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Page. 2

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim Value Added Statement for the three-month period ended on March 31, 2016, prepared under management’s responsibility, whose presentation in the interim financial information is required by the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of the Quarterly Information Form (ITR), and as supplementary information under IFRS, which do not require Value Added Statement presentation. This statement has been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that it is not fairly presented, in all material respects, in relation to the overall accompanying interim financial information.

São Paulo, April 25, 2016.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti Contador CRC-1SP144343/O-3

Page. 3

TELEFÔNICA BRASIL S.A.
Balance Sheets
At March 31, 2016, and December 31, 2015
(In thousands of reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	03/31/16	12/31/15	03/31/16	12/31/15	LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	03/31/16	12/31/15	03/31/16	12/31/15

Current assets		15,685,936	15,185,519	17,991,990	17,909,303	Current liabilities		15,443,599	15,948,843	17,193,857	17,981,713
Cash and cash equivalents	4	3,316,988	4,206,595	4,068,214	5,336,845	Personnel, social charges and benefits	14	428,810	520,023	618,718	698,846
Trade accounts receivable, net	5	6,933,976	7,000,379	8,274,198	8,285,319	Trade accounts payable	15	7,056,268	7,496,947	7,707,777	8,373,235
Inventories, net	6	479,541	558,264	508,853	603,631	Taxes, charges and contributions	16	1,194,959	1,175,293	1,771,395	1,716,002
Taxes recoverable	7.1	2,066,115	2,164,544	2,356,971	2,521,292	Dividends and interest on equity	17	2,601,770	2,209,362	2,601,770	2,209,362
Judicial deposits and garnishments	8	242,870	235,343	242,930	235,343	Provisions and contingencies	18	939,789	894,069	963,523	914,377
Prepaid expenses	9	1,129,960	317,325	1,179,752	356,446	Deferred revenues	19	527,187	562,601	531,371	564,557
Dividends and interest on equity	17	18,645	18,645	489	489	Loans, financing, financial lease and contingent consideration	20	920,284	1,811,037	1,224,232	2,222,067
Derivative transactions	33	91,398	81,306	91,398	81,306	Debentures	20	95,258	120,924	95,258	120,924
Other assets	10	1,406,443	603,118	1,269,185	488,632	Derivative transactions	33	172,145	151,686	172,145	151,686
						Other liabilities	21	1,507,129	1,006,901	1,507,668	1,010,657
Non-current assets		81,730,637	82,387,176	83,253,312	83,775,761
Short-term investments pledged as collateral		90,598	90,863	109,464	109,864	Non-current liabilities		12,678,266	13,056,610	14,756,737	15,136,109
Trade accounts receivable, net	5	179,631	217,621	284,670	330,451	Personnel, social charges and benefits	14	24,724	19,808	24,724	19,808
Taxes recoverable	7.1	285,322	337,477	343,668	409,653	Trade accounts payable	15	-	-	67,742	67,742
Deferred taxes	7.2	-	-	792,271	711,590	Taxes, charges and contributions	16	57,402	57,416	85,882	87,018
Judicial deposits and garnishments	8	5,077,228	4,880,489	5,738,876	5,518,120	Deferred taxes	7.2	99,191	155,951	-	-
Prepaid expenses	9	26,467	28,632	28,266	30,609	Provisions and contingencies	18	5,326,734	5,077,839	6,123,109	5,890,319
Derivative transactions	33	250,487	417,558	250,487	417,558	Deferred revenues	19	466,253	358,963	466,408	359,237
Other assets	10	51,391	55,228	57,876	62,799	Loans, financing, financial lease and contingent consideration	20	2,923,214	3,141,987	4,174,007	4,454,509
Investments	11	24,204,859	24,342,692	96,960	101,161	Debentures	20	3,428,231	3,423,790	3,428,231	3,423,790
Property, plant and equipment, net	12	21,762,478	22,019,076	30,236,307	30,476,765	Derivative transactions	33	42,805	82,421	42,805	82,421
Intangible assets, net	13	29,802,176	29,997,540	45,314,467	45,607,191	Liabilities for post-retirement benefits plans	32	74,904	76,616	82,904	85,343
						Other liabilities	21	234,808	661,819	260,925	665,922

						Equity		69,294,708	68,567,242	69,294,708	68,567,242
						Capital	22	63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves	22	1,347,952	1,347,952	1,347,952	1,347,952
						Income Reserves	22	2,412,925	2,410,571	2,412,925	2,410,571
						Premium on acquisition of equity interest	22	(75,388)	(75,388)	(75,388)	(75,388)
						Other comprehensive income	22	5,644	25,468	5,644	25,468
						Additional dividend proposed	22	1,287,223	1,287,223	1,287,223	1,287,223
						Retained earnings	22	744,936	-	744,936	-

TOTAL ASSETS		97,416,573	97,572,695	101,245,302	101,685,064	TOTAL LIABILITIES AND EQUITY		97,416,573	97,572,695	101,245,302	101,685,064

Page. 4

TELEFÔNICA BRASIL S.A.
Income Statements
Three-month periods ended March 31, 2016 and 2015
(In thousands of reais, except net earnings per share)

		Company		Consolidated
	Note	1st quarter of 2016	1st quarter of 2015	1st quarter of 2016	1st quarter of 2015

Net Operating Income	23	8,358,113	8,421,281	10,431,396	8,983,078

Cost of services provided and goods sold	24	(4,157,251)	(4,288,962)	(5,356,642)	(4,536,840)

Gross profit		4,200,862	4,132,319	5,074,754	4,446,238

Operating income (expenses)		(2,724,707)	(3,248,384)	(3,199,521)	(3,282,604)
Selling expenses	24	(2,582,360)	(2,682,163)	(2,985,529)	(2,708,646)
General and administrative expenses	24	(538,651)	(421,041)	(615,087)	(429,820)
Other operating income	25	632,672	112,774	664,297	113,826
Other operating expenses	25	(236,368)	(257,954)	(263,202)	(257,964)

Operating income		1,476,155	883,935	1,875,233	1,163,634

Financial income	26	747,601	591,901	798,200	619,158
Financial expenses	26	(1,044,048)	(839,857)	(1,114,993)	(837,010)
Equity pick-up	11	256,011	204,450	248	232

Income before taxes		1,435,719	840,429	1,558,688	946,014

Income and social contribution taxes	27	(217,489)	(260,710)	(340,458)	(366,295)

Net income for the period		1,218,230	579,719	1,218,230	579,719

Basic and diluted earnings per common share (in R$)	28	0.68	0.48
Basic and diluted earnings per preferred share (in R$)	28	0.74	0.53

Page. 5

TELEFÔNICA BRASIL S.A.
Statements of Changes in Shareholders’ Equity
Three-month periods ended March 31, 2016 and 2015
(In thousands of reais)
			Capital reserves		Income Reserves
	Capital	Premium on acquisition of interest	Other capital reserves	Treasury Shares	Legal reserve	Tax incentives	Reserve for expansion and modernization	Retained earnings	Additional dividend proposed	Other comprehensive income	Total Equity

Balances as of December 31, 2014	37,798,110	(70,448)	2,799,004	(112,107)	1,532,630	1,849	-	-	2,768,592	232,465	44,950,095
Additional dividends proposed for year 2014	-	-	-	-	-	-	-	-	(2,750,000)	-	(2,750,000)
DIPJ (Corporate Income Tax Return) Adjustment - Tax incentives	-	-	-	-	-	426	-	(426)	-	-	-
Cancellation of treasury shares, according to EGM of March 12, 2015	-	-	(112,107)	112,107	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	403,786	403,786
Net income for the period	-	-	-	-	-	-	-	579,719	-	-	579,719

Balances as of March 31, 2015	37,798,110	(70,448)	2,686,897	-	1,532,630	2,275	-	579,293	18,592	636,251	43,183,600

Additional dividends proposed for year 2014	-	-	-	-	-	-	-	-	(18,592)	-	(18,592)
Expired equity instruments	-	-	-	-	-	-	-	494,001	-	-	494,001
DIPJ (Corporate Income Tax Return) Adjustment - Tax incentives	-	-	-	-	-	4,653	-	(4,653)	-	-	-
Capital increase - EGM of April 28, 2015	15,812,000	-	-	-	-	-	-	-	-	-	15,812,000
Direct costs on capital increases (net of taxes), according to EGM of April 28, 2015	-	-	(58,657)	-	-	-	-	-	-	-	(58,657)
Capital increase - EGM of April 30, 2015	295,285	-	-	-	-	-	-	-	-	-	295,285
Direct costs on capital increases (net of taxes), according to EGM of April 30, 2015	-	-	(3,776)	-	-	-	-	-	-	-	(3,776)
Capital increase - merger of shares in GVTPart – EGM of May 28, 2015	9,666,021	-	(1,188,707)	-	-	-	-	-	-	-	8,477,314
Dissenters' right - Acquisition of GVTPart.	-	-	-	(87,805)	-	-	-	-	-	-	(87,805)
Premium on acquisition of equity interest by TData	-	(4,940)	-	-	-	-	-	-	-	-	(4,940)
Other comprehensive income	-	-	-	-	-	-	-	264,990	-	(610,783)	(345,793)
Net income for the period	-	-	-	-	-	-	-	2,840,530	-	-	2,840,530
Income allocation:
Legal reserve	-	-	-	-	171,013	-	-	(171,013)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,745,925)	-	-	(1,745,925)
Interim dividends	-	-	-	-	-	-	-	(270,000)	-	-	(270,000)
Expansion and modernization reserve	-	-	-	-	-	-	700,000	(700,000)	-	-	-
Additional dividend proposed	-	-	-	-	-	-	-	(1,287,223)	1,287,223	-	-
Balances as of December 31, 2015	63,571,416	(75,388)	1,435,757	(87,805)	1,703,643	6,928	700,000	-	1,287,223	25,468	68,567,242

Expired equity instruments	-	-	-	-	-	-	-	66,060	-	-	66,060
DIPJ (Corporate Income Tax Return) Adjustment - Tax incentives	-	-	-	-	-	2,354	-	(2,354)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	(19,824)	(19,824)
Net income for the period	-	-	-	-	-	-	-	1,218,230	-	-	1,218,230
Interim interest on equity	-	-	-	-	-	-	-	(537,000)	-	-	(537,000)
Balances as of March 31, 2016	63,571,416	(75,388)	1,435,757	(87,805)	1,703,643	9,282	700,000	744,936	1,287,223	5,644	69,294,708

Page. 6

TELEFÔNICA BRASIL S.A.
Statements of Comprehensive Income
Three-month periods ended March 31, 2016 and 2015
(In thousands of reais)

	Company		Consolidated
	1st quarter of 2016	1st quarter of 2015	1st quarter of 2016	1st quarter of 2015
Net income for the period	1,218,230	579,719	1,218,230	579,719

Unrealized losses on investments available for sale	(238)	(989)	(238)	(989)
Taxes on unrealized losses on investments available for sale	81	336	81	336
	(157)	(653)	(157)	(653)

Gains (losses) on derivative transactions	(23,418)	605,533	(23,418)	605,533
Taxes on gains (losses) on derivative transactions	7,962	(205,881)	7,962	(205,881)
	(15,456)	399,652	(15,456)	399,652

Cumulative translation adjustments (CTA) on foreign currency transactions	(4,211)	4,787	(4,211)	4,787

Other net comprehensive income to be reclassified to income in subsequent periods	(19,824)	403,786	(19,824)	403,786

Comprehensive income for the period, net of taxes	1,198,406	983,505	1,198,406	983,505

Page. 7

TELEFÔNICA BRASIL S.A.
Statements of Cash Flows
Three-month periods ended March 31, 2016 and 2015
(In thousands of Reais)

	Company		Consolidated
	1st quarter of 2016	1st quarter of 2015	1st quarter of 2016	1st quarter of 2015

Total cash generated from operating activities	1,312,364	772,856	2,055,866	1,002,944

Expenses (incomes) not representing changes in cash	3,037,654	3,084,462	3,994,398	3,445,754
Income before taxes	1,435,719	840,429	1,558,688	946,014
Depreciation and amortization	1,442,448	1,398,999	1,913,255	1,405,127
Foreign exchange gain (losses) on loans	(32,322)	14,683	(32,322)	14,683
Currency variations gain (losses)	84,736	89,437	73,853	89,346
Equity pick-up	(256,011)	(204,450)	(248)	(232)
Losses (gains) on write-off/disposal of property	(469,670)	14,640	(475,038)	14,767
Estimated impairment losses on accounts receivable	276,665	304,662	344,390	324,415
Provision for (reversal from) suppliers	63,441	209,403	59,263	236,073
Write-off and reversal of estimated losses from impairment and obsolescence of inventories	(10,413)	(4,617)	(10,210)	(5,710)
Pension plans and other post-retirement benefits	(2,031)	10,797	(2,772)	10,792
Provisions for tax, labor, civil and regulatory contingencies	247,439	181,929	279,076	181,929
Interest expenses	253,573	212,471	294,067	212,471
Other	4,080	16,079	(7,604)	16,079

Increase or decrease in operating assets and liabilities	(1,725,290)	(2,311,606)	(1,938,532)	(2,442,810)
Trade Accounts receivable	(172,272)	(238,810)	(287,488)	(262,545)
Inventories	89,136	(136,456)	104,988	(161,909)
Taxes recoverable	48,495	(39,817)	64,973	(40,699)
Prepaid expenses	(711,897)	(724,389)	(722,390)	(726,938)
Other current assets	(84,224)	42,196	(61,452)	(958)
Other non-current assets	4,156	2,322	5,256	2,345
Personnel, social charges and benefits	(86,297)	(146,810)	(75,212)	(146,708)
Trade accounts payable	(126,048)	(612,353)	(190,389)	(562,665)
Taxes, charges and contributions	(52,557)	(96,204)	14,775	(92,185)
Interest paid	(227,688)	(204,804)	(267,756)	(204,804)
Income and social contribution taxes paid	(86,344)	-	(195,286)	(70,148)
Other current liabilities	(113,722)	(71,186)	(120,268)	(88,130)
Other non-current liabilities	(206,028)	(85,295)	(208,283)	(87,466)

Total cash used in investment activities	(1,037,035)	(1,817,077)	(1,990,324)	(1,824,594)
Acquisition of property, plant and equipment, and intangible assets	(1,326,148)	(1,730,267)	(1,874,246)	(1,737,896)
Cash from disposal of property, plant and equipment	321	4,939	509	5,118
Redemption of (investment in) judicial deposits	(100,603)	(91,749)	(116,587)	(91,816)
Dividends and interest on equity received	389,395	-	-	-

Total cash generated by (used in) financing activities	(1,164,936)	(658,885)	(1,334,173)	(658,885)
Payment of loans, financing and debentures	(1,170,893)	(1,028,246)	(1,340,130)	(1,028,246)
Funding from loans and debentures	-	12,157	-	12,157
Net from derivative agreements	6,481	359,005	6,481	359,005
Payments regarding grouping of shares	(164)	(42)	(164)	(42)
Payment of dividends and interest on equity	(360)	(1,759)	(360)	(1,759)

Increase (decrease) in cash and cash equivalents	(889,607)	(1,703,106)	(1,268,631)	(1,480,535)

Cash and cash equivalents at the beginning of the period	4,206,595	3,835,304	5,336,845	4,692,689
Cash and cash equivalents at the end of the period	3,316,988	2,132,198	4,068,214	3,212,154

Change in cash and cash equivalents in the period	(889,607)	(1,703,106)	(1,268,631)	(1,480,535)

Page. 8

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Three-month periods ended March 31, 2016 and 2015
(In thousands of Reais)

	Company		Consolidated
	1st quarter of 2016	1st quarter of 2015	1st quarter of 2016	1st quarter of 2015

Revenues	11,582,606	11,396,406	14,241,888	12,047,189
Sales of goods and services	11,621,783	11,549,180	14,268,463	12,218,664
Other incomes	237,488	151,888	317,815	152,940
Estimated impairment losses from trade accounts receivable	(276,665)	(304,662)	(344,390)	(324,415)

Inputs purchased from third parties	(4,689,725)	(4,425,973)	(5,669,267)	(4,721,753)
Cost of goods and products sold and services rendered	(3,155,415)	(2,395,515)	(3,919,365)	(2,678,893)
Materials, electric energy, third-party services and other expenses	(2,019,405)	(2,011,111)	(2,239,976)	(2,024,480)
Asset Loss/Recovery	485,095	(19,347)	490,074	(18,380)

Gross value added	6,892,881	6,970,433	8,572,621	7,325,436

Withholdings	(1,442,448)	(1,398,999)	(1,913,255)	(1,405,127)
Depreciation and amortization	(1,442,448)	(1,398,999)	(1,913,255)	(1,405,127)

Net value added produced	5,450,433	5,571,434	6,659,366	5,920,309

Value added received in transfer	1,003,612	796,351	798,448	619,390
Equity pick-up	256,011	204,450	248	232
Financial income	747,601	591,901	798,200	619,158

Total value added for distribution	6,454,045	6,367,785	7,457,814	6,539,699

Value Added Distribution	(6,454,045)	(6,367,785)	(7,457,814)	(6,539,699)

Personnel, social charges and benefits	(736,892)	(697,711)	(960,554)	(703,299)
Direct compensation	(492,171)	(498,370)	(633,994)	(502,100)
Benefits	(205,603)	(168,600)	(274,499)	(170,172)
FGTS (unemployment compensation fund)	(39,118)	(30,741)	(52,061)	(31,027)
Taxes, charges and contributions	(2,935,395)	(3,756,434)	(3,540,942)	(3,924,247)
Federal	(1,154,897)	(1,286,428)	(1,493,839)	(1,421,776)
State	(1,769,142)	(2,458,725)	(2,000,260)	(2,461,404)
Municipal	(11,356)	(11,281)	(46,843)	(41,067)
Return on third-party capital	(1,563,528)	(1,333,921)	(1,738,088)	(1,332,434)
Interest	(1,032,085)	(838,045)	(1,101,368)	(835,157)
Rental	(531,443)	(495,876)	(636,720)	(497,277)
Return on equity	(1,218,230)	(579,719)	(1,218,230)	(579,719)
Retained earnings	(1,218,230)	(579,719)	(1,218,230)	(579,719)

Page. 9

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

1)   THE COMPANY AND ITS OPERATIONS

a) Background Information

Telefônica Brasil S.A. ( “Company” or “Telefônica Brasil”), is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been granted. The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of the Telefónica Group ( “Group”), the telecommunications industry leader in Spain, also present in several  Europe and Latin America countries.

At March 31, 2016 and December 31, 2015, Telefónica S.A. (“Telefónica”), the Group holding company based in Spain, held a total direct and indirect interest in the Company of 73.58%, including treasury shares (Note 22).

The Company is listed in the Brazilian Securities and Exchange Commission (“CVM”) as a Publicly-Held company under Category A (issuers authorized to trade any marketable securities), and has shares traded on the São Paulo Stock Exchange (“BM&FBovespa”). The Company is also listed in the US Securities and Exchange Commission (“SEC”), of the United States of America, and its American Depositary Shares (“ADSs”) are classified in level II, backed only by preferred shares, and traded in the New York Stock Exchange (“NYSE”).

b) Operations

The Company is primarily engaged in rendering land-line telephone and data services in the State of São Paulo, under Fixed Switched Telephone Service (“STFC”) concession agreement, and Multimedia Communication Service (“SCM”) authorization, respectively.

The Company is the grantee on an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of Region III, which comprises the state of São Paulo (except for cities within sector 33) and has authorization for land-line calls originated in Regions I and II, as established in the General Concession Plan (“PGO”).

The Company is also authorized to render other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services), especially by means of DTH and cable technologies.

In accordance with the service concession agreement, every two years, during the agreement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenues, net of applicable taxes and social contribution taxes (Note 21). The Company’s current STFC concession agreement is valid until December 31, 2025.

In accordance with the SMP authorization agreements, every two years, after the first renewal of these agreements, the Company shall pay a fee equivalent to 2% of its prior-year revenues, net of applicable taxes and social contribution taxes, related to the application of Basic and Alternative Services Plans (Note 21). These agreements can be extended only once for a term of 15 years.

In the auction for sale of the remaining radiofrequency bands of 1,800 MHz, 1,900 MHz and 2,500 MHz, held by the National Telecommunications Agency (ANATEL) on December 17, 2015, the Company was the out bidder of seven 2,500MHz frequency lots, having offered the amount of R$185,450, as follows: lot E2 DDD11 Greater São Paulo - R$110,250; lot E18 DDD21 Greater Rio - R$55,000; lot E39 DDD48 Florianópolis and region - R$500; lot E43 DDD51 Greater Porto Alegre - R$16,690; lot E46 DDD54 Caxias do Sul and region - R$2,085; lot E51 DDD63 Palmas and region - R$400; and lot E58 DDD67 Dourados and region - R$525.

As such, the Company will increase its service rendering capacity using 4G technology in important regions of Brazilian territory, with additional 10+10 MHz band, supplementing the 20+20Mhz band acquired in the 2012 bidding. The amount payable and the use terms shall observe the rules provided in the bidding notice and as defined by ANATEL.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Service concessions and authorizations are granted by ANATEL, under the terms of Law No. 9472 of July 16, 1997 - General Telecomunication Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. Operation of such concessions is subject to supplementary regulations and plans.

The information on the operation areas (regions) and due dates of the radiofrequency authorizations for SMP services  is the same of Note 1b) Operations as disclosed in the financial statements for the year ended December 31, 2015.

GVT Participações S.A. (“GVTPart.”) is the controlling company of Global Village Telecom S.A. (“GVT”), companies that have been controlled by the Company since May 28, 2015 (Note 3). GVT is the direct controlling company of POP Internet Ltda. (“POP”), and indirect controlling company of Innoweb Ltda. (“Innoweb”), Brazil-based entities operating in the telecommunications industry.

GVT is engaged in the provision of STFC, SCM and pay-TV (SEAC) services throughout Brazil. POP is a provider of free Internet access. Innoweb provides telephone services using VoIP technology, which allows calls using the Internet at lower costs than those using conventional telephone technology, using dedicated circuits.

c) Corporate Restructuring

In the meeting held on March 14, 2016, the Company's Board of Directors approved, subject to approval of the Special Shareholders’ Meeting (“AGE”) to be held on April 1, 2016, the terms and conditions of the Corporate Restructuring, as described below:

The Corporate Restructuring involves the Company and its wholly-owned subsidiary, GVTPart. (holding company whose business purpose is to hold interest in other national or foreign companies, as shareholder), preceded by restructuring involving its subsidiaries; namely GVT (whose business purpose is to render land-line telecommunication services, including pay-TV services in all regions of Brazil) and POP (whose business purpose is to develop IT and Internet activities).

The corporate structure, considering only the companies involved in the Corporate Restructuring March 31, 2016 was as follows:

The Corporate Restructuring aims at standardizing the services provided by the companies involved in this process by (i) concentrating the rendering of telecommunication services on one single company, that is, the Company; and (ii) migrating to POP all services provided by GVT not related to telecommunication services.

As such, the simplification of the corporate structure and the concentration of telecommunication services on the Company will lead to a converging environment, facilitating consolidation and confluence of the offering of telecommunication services and service packages; optimizing administrative and operating costs; and standardizing the operations of the companies involved in the Corporate Restructuring.

The Corporate Restructuring was approved by ANATEL through Ruling No. 50169, of January 22, 2016, which was published in the Federal Official Gazette (“DOU”) on January 28, 2016 with the conditions provided therein.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

The Corporate Restructuring to be submitted to the Special Shareholders’ Meeting (AGE) is the merger of GVTPart. into the Company (note 36).

The Corporate Restructuring should take place on the same date and as follows: (i) GVT will be spun off and involving assets, rights and obligations related to the telecommunications activities, its net assets relating to property, rights and obligations connected to telecommunications activities will be absorbed by GVTPart., while other net assets relating to property, rights and obligations connected to activities other than telecommunications will be absorbed by POP; and (iii) the net assets of GVTPart. (after the merger of GVT’s net assets, item (i)) will be merged into the Company.

After the intended Corporate Restructuring, the corporate structure considering only the companies involved in the Corporate Restructuring will be as follows:

Given that the merger of GVTPart. into the Company will not generate capital increase or change in shareholders’ interest in the Company, since GVTPart. is a wholly-owned subsidiary of the Company, the replacement of shares held by the shareholders in GVTPart. with shares in the Company is not applicable. Consequently, there are no minority interests to be considered and, therefore, according to the CVM’s position in similar prior cases, and on the terms of CVM Resolution No. 559/08, the provisions of article 264 of Law No. 6404/76 and its further amendments do not apply either.

In addition, in relation to the transaction that precedes the merger of GVTPart into the Company, the replacement of shares is not applicable, since GVT is a subsidiary of GVTPart. and of the Company itself, thus there are no minority shareholders.

On the terms of article 137 of Law No. 6404/76 and its further amendments, the Corporate Restructuring does not entitle Company’s shareholders the right of withdrawal. Furthermore, considering that there are no minority shareholders of GVTPart., since it is a wholly-owned subsidiary of the Company, there is no question of right to withdrawal  and exercise of the right to withdraw of non-controlling shareholders of GVTPart., as provided for in article 136, item iv, and article 137 of Law No. 6404/76 and its further amendments.

2)    BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

2.1) Statement of Compliance

The individual (Company) and consolidated quarterly financial statements (ITRs) were prepared and are presented in accordance with the accounting practices adopted in Brazil, which comprise CVM standards and CPC (Accounting Pronouncements Committee) pronouncements, in compliance with the International Financial Accounting Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). All significant information in the financial statements, and solely such information, are disclosed and correspond to that used by management in its administration.

The Board of Directors authorized the issuance of these ITRs at the meeting held on April 25, 2016.

2.2) Bases of Preparation and Presentation

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

The Company’s quarterly financial statements for the three-month period ended March 31, 2016 are presented in thousands of Reais (unless otherwise stated), which is the functional currency of the Company, and were prepared under a going concern assumption.

These quarterly financial statements compares the quarters ended March 31, 2016 and 2015, except for the balance sheets, that compare the positions as of March 31, 2016 and December 31, 2015.

The quarterly financial statements were prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in preparing the financial statements for the year ended December 31, 2015 (Note 3 – “Summary of Significant Accounting Practices”), and must be analyzed jointly with the referred financial statements.

As a result of the consolidation of GVTPart. (Note 3) as from May 1, 2015, the consolidated quarterly financial statements for the three-month period ended June 31, 2016 and 2015 are not comparable.

In compliance with CVM Instruction No. 565, of June 15, 2015, the Company reports, in Note 35, a pro-forma consolidated income statements (not audited or reviewed) for the three-month period ended March 31, 2015, and for the year ended December 31, 2015.

Some figures on the notes to the quarterly financial statements were reclassified to allow comparability between the information for the three-month periods ended March 31, 2016 and 2015, where applicable.

The quarterly financial statements were prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in preparing the financial statements for the year ended December 31, 2015, as well as the new pronouncements, interpretations and amendments that had been published, as described below:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, revision: The amendments to this standard provide a guidance regarding the accounting treatment to be adopted upon the reclassification of an asset (or group of assets) from the “held for sale” category to the “distribution to shareholders” category (or conversely). This standard is applicable as from the year beginning on January 1, 2016. The Company does not have plans for asset sales or distribution to shareholders and, does not expect any significant impacts on its financial position.

IFRS 7 Financial Instruments: Disclosures, revision: The amendments to this standard provide a guidance regarding the disclosure of the accounting policies that form the measurement base (or bases) used in the preparation of the financial statements, and other accounting policies used that are relevant to allow understanding the financial statements. This standard is applicable as from the year beginning on January 1, 2016. The Company already discloses significant accounting practices in its financial statements.

IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, revision: The amendments to this standard require that joint investors, which record the acquisition of equity interest in joint operations that is a business apply the relevant IFRS 3 principles applicable to business combination. The amendments further clarify that the interest previously held in joint operations is not remeasured upon acquisition of additional interest in the same joint operation, while the joint control is held. Additionally, a scope exclusion was added to IFRS 11 in order to specify that the amendments are not applicable when the parties sharing joint control, including the reporting entity, are under the common control of the main controlling party. The amendments are applicable to both, the acquisition of final interest in a joint operation and the acquisition of any additional interest in the same joint operation, and are effective prospectively as from the year beginning on January 1, 2016. The Company did not acquire interest in joint operations fitting into this standard.

IFRS 14 Regulatory Deferral Accounts, issue: This standard is optional and allows companies whose activities are subject to regulated fees to continue applying most part of its accounting policies on regulatory deferral accounts balances upon the first-time adoption of IFRS. The companies that adopt IFRS 14 must present regulatory deferral accounts separately in the balance sheet and in the other comprehensive income. This standard requires disclosures on the nature and risks associated with company’s regulated fees, and the effects of such regulation on the financial statements. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect any significant impact on its financial position, since it has already been preparing its financial statements based on the effective IFRS.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

IAS 1 Disclosure Initiative, revision: This standard addresses changes in the overall financial statements of a company. This standard is applicable as from year beginning on  or after January 1, 2016. The model for disclosure of the Company’s financial information is compliant with this standard, and the Company does not expect impacts on its financial disclosures.

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization, revision: The amendments clarify the depreciation and amortization methods subject to the alignment to the concept of future economic benefits expected from the use of assets over its economic useful life. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect any significant impact on its financial position.

IAS 19 Employee Benefits, revision: The amendments to this standard require that the Company disclosure information about the rates used to discount obligations with post-employment benefits, determining by reference market earnings at the end of the reference period of the obligations of high-quality institutions. For currencies for which there is no active market in such obligations of high-quality institutions, there shall be use of market earnings (at the end of the period of disclosure) of government securities denominated in that currency. The currency and term of the obligations of the companies or of government obligations must be consistent with the currency and term expected of obligations with post-employment benefits. In Brazil, there is no confirmed high-quality securities market, and that is the reason why the Company and its actuaries have been using Brazilian Government securities for many years, mainly NTN-Bs (National Treasury Notes – B series), with terms equivalent to the average duration of each plan for purposes of present value discount of the actuarial liabilities. The currency used for the payment of the benefits and for NTN-Bs valuation is the Real.

Amendments to IAS 27 Equity Method in Separate Financial Statements, revision: The amendments to this standard allow the Company to use the equity pick-up method for investments in subsidiaries, joint ventures and affiliates in its individual financial statements. This standard is applicable as from the year beginning on January 1, 2016. This amendment did not generate any impact on the individual financial statements of the Company, since the equivalent Brazillian accounting standards (CPC-35-R2) already provided the use of this method.

IAS 34 Interim Financial Reporting, revision: The amendments to this standard require that the Company disclose in its interim financial statements must include the following information: (i) declaration of policies and calculation methods compared to the most recent annual financial statements; (ii) comments about seasonality; (iii) nature and quantity of unusual items that affect assets, liabilities, equity, revenues or cash flows due to their nature, dimension or occurrence; (iv) nature and number of changes in estimates of amounts disclosed in the comparative periods; (v) issues, repurchases and refunds of securities; (vi) dividends paid (aggregated or per share), separated by common and other shares; (vii) complete information by segment; (viii) events subsequent to the current period, which have not been reflected in the interim reports; and (ix) effects from changes in the Company’s corporate structure during the interim financial statements reporting period, among others. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect impact on its interim financial statements, since it already includes this information in the preparation of its quarterly financial statements.

On the date of preparation of these quarterly financial statements, the following IFRS amendments had been published, however, their application was not compulsory:

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Standards and Amendments to the Standards	Effective as of:

IFRS 9 Financial Instruments, issue of final version.	January 1, 2018

IFRS 10, 12 and IAS 28 Investment Entities: Applying the Consolidation Exception, review.	TBD

IFRS 15 Revenue from Contracts with Customers, issue.	January 1, 2018

IFRS 16 Leases, issue.	January 1, 2019

The Company does not early adopt any pronouncement, interpretation or amendment that has been issued, whose application is not compulsory. Based on the analyses performed by the Company, the adoption of most of these standards, amendments and improvements will not significantly impact the consolidated financial statements in the period of its first-time adoption. However, IFRS 15 may impact the period and amount of revenue recognition in relation to certain revenue transactions. The Telefónica Group is currently evaluating the impact of the application of this standard. In addition, the amendments introduced by IFRS 9 will affect financial instruments and operations with financial instruments performed on or after January 1, 2018. Additionally, IFRS 16 requires that the Company inform all assets and liabilities subject to leases (except short-term leases and leases of nominal amount). Therefore, the amendments introduced by IFRS 16 may have a significant impact on the Company’s financial statements.

2.3) Bases for consolidation

As of March 31, 2016 and December 31, 2015, the Company held interest in the following companies:

		% interest
Investees	Type of investment	At 03.31.16	At 12.31.15	Country (Headquarters)	Core activity
Telefônica Data S.A. ("TData")	Wholly-owned subsidiary	100.00%	100.00%	Brazil	Telecommunications

GVT Participações S.A. ("GVTPart.") (note 3)	Wholly-owned subsidiary	100.00%	100.00%	Brazil	Telecommunications

Aliança Atlântica Holging B.V. ("Aliança")	Jointly-controlled subsidiary	50.00%	50.00%	Holland	Holding of the telecommunications sector

Companhia AIX de Participações ("AIX")	Jointly-controlled subsidiary	50.00%	50.00%	Brazil	Operation of underground telecommunications networks

Companhia ACT de Participações ("ACT")	Jointly-controlled subsidiary	50.00%	50.00%	Brazil	Technical assistance in telecommunication networks

Interests held in subsidiaries or jointly-controlled entities are measured under the equity method in the individual quarterly financial statements. In the consolidated quarterly financial statements, investments and all assets and liabilities balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in jointly-controlled entities are measured under the equity method in the consolidated quarterly financial statements.

3)  ACQUISITION OF GVT PARTICIPAÇÕES S.A. (“GVTPart.”)

As disclosed in the financial statements for the year ended December 31, 2015 (Note 4 – “Acquisition of GVT Participações S.A.”), the Special Shareholders’ Meeting held on May 28, 2015 approved the acquisition of the total shares issued by GVTPart. and of 675,571 shares of GVT, as well as the merger of GVTPart. shares into the Company. As a result of these acts, the Company became the sole shareholder of GVTPart. and an indirect controlling shareholder of GVT, POP and Innoweb.

On May 28, 2015, the AGE approved the ratification of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi and its subsidiaries (Société d’Investissements et de Gestion 108 SAS - “FrHolding108” and Société d’Investissements et de Gestion 72 S.A.), whereby all the shares issued by GVTPart. were acquired by the Company.

This transaction was subject to obtaining the applicable corporate and regulatory approvals, including from the Administrative Council for Economic Defense (CADE) and ANATEL, further to other conditions usually applicable to this type of transaction. The transaction was approved by ANATEL under Act No. 448 of January 22, 2015, and published in the Official Federal Gazette (“DOU”) on January 26, 2015, and by CADE at the 61st ordinary session of its Trial Court, held on March 25, 2015, published in the Official Federal Gazette (“DOU”) on March 31, 2015.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Under IFRS 3 (R)/CPC 15 (R1) – Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair value of assets transferred, of liabilities assumed at the acquisition date from the acquiree’s shareholders and equity interests issued in exchange for control over the acquiree.

The acquisition price was as follows:

Gross consideration in cash (4.663 billion euros)	15,964,853
(-) Contractual Adjustments (Net Debt)	(7,060,899)
Total consideration in cash, net	8,903,954
(+) Contingent Consideration	344,217
(+) Consideration in Shares at Fair Value	8,477,314
(-) Cash Flow Hedge Gain on Transaction, net of taxes (1)	(377,373)
(-) Refund according to sections 2.2.4 and 2.2.5 of SPA	(84,598)
Total consideration, net of Cash Flow Hedge	17,263,514

(1)  Derivative transactions refer to cash flow hedges to protect the amount due in Euro to Vivendi, for the acquisition of GVTPart, against exchange rate variation of the amount.

Below is a breakdown of the fair value of identifiable net assets acquired for R$4,426,373, as well as goodwill recorded on the acquisition date.

Current assets	1,557,651	Current liabilities	5,299,662
Cash and cash equivalents	390,255	Personnel, social charges and benefits	170,989
Accounts receivable, net	947,378	Trade accounts payable	611,425
Inventories	4,641	Taxes, charges and contributions	346,569
Taxes recoverable	147,057	Loans and financing	3,968,615
Other assets	68,320	Provisions	17,866
		Other liabilities	184,198
Non-current assets	12,026,239
Short-term investment pledged as collateral	17,871	Non-current liabilities	3,857,855
Taxes recoverable	65,798	Trade accounts payable	67,742
Deferred taxes (4)	610,873	Taxes, charges and contributions	1,342
Judicial deposits and garnishments	551,275	Loans and financing	3,088,414
Other assets	7,052	General Provisions (3)	679,294
Property and equipment, net (1)	7,970,117	Other liabilities	21,063
Intangible assets, net (2)	2,803,253
		Fair value of assumed liabilities	9,157,517

		Fair value of identifiable net assets acquired	4,426,373

		Goodwill (5)	12,837,141

Fair value of assets acquired	13,583,890	Total consideration, net of Cash Flow Hedge	17,263,514

(1)     This includes the allocation of appreciation of property and equipment items (R$409,601).

(2)     This includes the allocation of fair value assigned to the brand (in the amount of R$59,000, determined through the relief-from-royalty method, amortized over 1.5 year), the customer portfolio (in the amount of R$2,523,000, determined through the multi-period excess earnings method, amortized over the average term of 7.77 years), and the surplus value of other intangible assets (R$20,394).

(3)     This includes the allocation of fair value assigned to contingent liabilities (R$512,648).

(4)     This includes the allocation of deferred taxes on contingent liabilities (R$174,300).

(5)     This refers to goodwill recorded on the acquisition of GVTPart. based on expected synergies resulting from the business combination. This amount may be used for tax purposes.

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

As part of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi for the acquisition of GVT Part-issued shares, a contingent consideration was defined for the court deposits made by GVT for the monthly installments of deferred income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT filed for a cancellation of the judicial review and the return of the amounts deposited with the courts.

If GVT succeeds in receiving (being reimbursed, refunded of or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision. The period for returning such amount is of up to 15 years. The fair value of the contingent consideration on the acquisition date was R$344,217, recorded in the Company’s non-current liabilities as “Loans, financing, financial lease and contingent consideration” (Note 20), which is subject to monthly monetary adjustments based on the Selic rate.

The balance of cash and cash equivalents on the acquisition date was R$390,255 (R$376,479, net of transaction costs).

On the date of preparation of these quarterly financial statements, the Company completed the review of the adjustments to the determination of the fair value of GVT Part.’s for identifiable assets acquired and liabilities assumed.

4)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Cash and Banks	137,737	201,294	148,293	233,742
Short-term investments	3,179,251	4,005,301	3,919,921	5,103,103
Total	3,316,988	4,206,595	4,068,214	5,336,845

Short-term investments basically correspond to Bank Deposit Certificates (CDBs), pegged to short-term Interbank Deposit Certificate (CDI) rate variation, and are kept at first-tier financial institutions.

5) TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Billed amounts	5,746,834	5,605,057	7,024,097	6,959,513
Unbilled amounts	1,580,453	1,490,470	2,394,034	2,111,746
Interconnection amounts	1,322,876	1,531,352	1,335,246	1,555,480
Amounts from related parties (Note 29)	254,000	241,233	182,476	206,957
Gross accounts receivable	8,904,163	8,868,112	10,935,853	10,833,696
Estimated impairment losses	(1,790,556)	(1,650,112)	(2,376,985)	(2,217,926)
Total	7,113,607	7,218,000	8,558,868	8,615,770

Current	6,933,976	7,000,379	8,274,198	8,285,319
Non-current	179,631	217,621	284,670	330,451

Consolidated balances of non-current trade accounts receivable include:

•       R$179,631 as of March 31, 2016 (R$217,621 as of December 31, 2015), referring to the business model of resale of goods to legal entities, receivable within 24 months. As of March 31, 2016, the impact of the present-value adjustment was R$50,581 (R$59,378 as of December 31, 2015).

•       R$105,039, as of March 31, 2016, (R$112,830 as of December 31, 2015), referring to “Soluciona TI”, traded by TData, which consists of lease of IT equipment to small and medium companies and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as financial lease. As of March 31, 2016, the impact of the present-value adjustment was R$1,067 (R$3,671 as of December 31, 2015).

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Falling due	5,084,610	5,186,776	6,180,455	6,158,130
Overdue – 1 to 30 days	958,659	949,131	1,137,052	1,082,139
Overdue – 31 to 60 days	331,172	323,882	396,054	375,908
Overdue – 61 to 90 days	207,288	214,337	255,462	324,985
Overdue – 91 to 120 days	95,925	93,826	111,159	103,876
Overdue – over 120 days	435,953	450,048	478,686	570,732
Total	7,113,607	7,218,000	8,558,868	8,615,770

As of March 31, 2016, and December 31, 2015, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses of accounts receivable are as follows:

	Company	Consolidated
Balance at 12/31/14	(1,313,956)	(1,619,316)
Net supplement to estimated losses (Note 24)	(304,662)	(324,415)
Write-off due to use	126,701	125,130
Balance at 03/31/15	(1,491,917)	(1,818,601)
Net supplement to estimated losses	(712,154)	(906,260)
Write-off due to use	553,959	830,871
Business combination (Note 3)	-	(323,936)
Balance at 12/31/15	(1,650,112)	(2,217,926)
Net supplement to estimated losses (Note 24)	(276,665)	(344,390)
Write-off due to use	136,221	185,331
Balance at 03/31/16	(1,790,556)	(2,376,985)

The balances of current and non-current trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

	Consolidated
	03/31/16	12/31/15
Present value of accounts receivable	569,662	574,534
Deffered financial income	1,067	3,671
Nominal amount receivable	570,729	578,205
Estimated impairment losses	(312,695)	(306,443)
Net amount receivable	258,034	271,762

Current	152,995	158,932
Non-current	105,039	112,830

As of March 31, 2016, the aging list of gross trade accounts receivable referring to “Soluciona TI” product is as follows:

	Consolidated
	Nominal amount receivable	Present value of accounts receivable
Falling due within one year	310,945	310,945
Falling due within one year until five years	259,784	258,717
Total	570,729	569,662

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

6)  INVENTORIES, NET

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Materials for resale (1)	458,767	550,283	491,266	594,888
Materials for consumption	54,824	48,562	56,769	53,275
Other inventories	7,815	7,809	7,815	7,809
Gross total	521,406	606,654	555,850	655,972
Estimated losses from impairment or obsolescence	(41,865)	(48,390)	(46,997)	(52,341)
Total	479,541	558,264	508,853	603,631

(1)  This includes, among other, mobile phones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

	Company	Consolidated
Balance at 12/31/14	(45,901)	(48,486)
Net supplement to estimated losses	(7,329)	(6,236)
Balance at 03/31/15	(53,230)	(54,722)
Supplement to estimated losses	4,840	2,381
Balance at 12/31/15	(48,390)	(52,341)
Net supplement to estimated losses	6,525	5,344
Balance at 03/31/16	(41,865)	(46,997)

Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 24).

7)   DEFERRED TAXES AND TAXES RECOVERABLE

7.1) Taxes recoverable

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
State VAT (ICMS) (1)	1,862,823	1,866,777	2,035,697	2,063,159
Income and social contribution taxes recoverable (2)	270,749	267,238	376,976	301,714
Withheld taxes and contributions (3)	52,594	132,442	85,007	293,065
PIS and COFINS	51,541	108,758	76,946	133,925
Fistel, INSS, ISS and other taxes	113,730	126,806	126,013	139,082
Total	2,351,437	2,502,021	2,700,639	2,930,945

Current	2,066,115	2,164,544	2,356,971	2,521,292
Non-current	285,322	337,477	343,668	409,653

 (1) This includes credits arising from the acquisition of property and equipment (subject to offsetting in 48 months); requests for refund of ICMS, which was paid under invoices later cancelled; for the rendering of services; tax substitution; and tax rate difference; among other.

(2) This refers to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(3) This refers to credits on withholding income tax (IRRF) on financial investments, interest on equity and other, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

Page. 19

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

7.2) Deferred taxes

Deferred income and social contribution tax assets are computed considering the expected generation of taxable income, which was based on a technical feasibility study approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

	Company
	Balances at 12/31/14	Statement of Income	Comprehensive income	Balances at 03/31/15	Statement of Income	Comprehensive income	Other	Balances at 12/31/15	Statement of Income	Comprehensive income	Balances at 03/31/16
Deferred tax assets
Income tax on tax losses and social contribution on negative base (1)	70,164	(53,036)	-	17,128	(17,128)	-	-	-	-	-	-
Income and social contribution taxes on temporary differences (3)
Provisions for judicial, labor, tax civil and regulatory contingencies	1,454,349	92,918	-	1,547,267	133,749	-	-	1,681,016	61,878	-	1,742,894
Trade accounts payable and other provisions	436,799	71,209	-	508,008	26,993	-	-	535,001	21,570	-	556,571
Customer portfolio and trademarks	311,141	-	-	311,141	-	-	-	311,141	-	-	311,141
Estimated losses on impairment of accounts receivable	303,932	49,072	-	353,004	16,170	-	-	369,174	34,724	-	403,898
Estimated losses from modems and other P&E items	167,693	2,627	-	170,320	(4,503)	-	-	165,817	(5,113)	-	160,704
Pension plans and other post-employment benefits	156,226	3,808	-	160,034	(115,168)	-	-	44,866	(582)	-	44,284
Profit sharing	145,059	(53,585)	-	91,474	(2,530)	-	-	88,944	(31,530)	-	57,414
Provision for loyalty program	31,507	424	-	31,931	672	-	-	32,603	577	-	33,180
Accelerated accounting depreciation	15,375	567	-	15,942	(5,077)	-	-	10,865	(1,348)	-	9,517
Estimated losses from impairment of inventories	10,014	310	-	10,324	(960)	-	-	9,364	(464)	-	8,900
Income and social contribution taxes on other temporary differences	155,825	47,403	336	203,564	(35,676)	117,468	1,524	286,880	60,004	8,043	354,927
Total deferred tax assets	3,258,084	161,717	336	3,420,137	(3,458)	117,468	1,524	3,535,671	139,716	8,043	3,683,430

Deferred tax liabilities
Merged tax credit (2)	(337,535)	-	-	(337,535)	-	-	-	(337,535)	-	-	(337,535)
Income and social contribution taxes on temporary differences (3)
Licenses	(987,896)	(54,082)	-	(1,041,978)	(162,248)	-	-	(1,204,226)	(54,082)	-	(1,258,308)
Effects of goodwill generated in the acquisition of Vivo Part.	(715,538)	(36,800)	-	(752,338)	(57,262)	-	-	(809,600)	(15,242)	-	(824,842)
Goodwill from Vivo Part.	(689,077)	(50,982)	-	(740,059)	(152,944)	-	-	(893,003)	(50,982)	-	(943,985)
Technological Innovation Law	(256,454)	13,742	-	(242,712)	49,566	-	-	(193,146)	15,233	-	(177,913)
Income and social contribution taxes on other temporary differences	(230,880)	4,066	(205,881)	(432,695)	111,635	66,948	-	(254,112)	14,074	-	(240,038)
Total deferred tax liabilities	(3,217,380)	(124,056)	(205,881)	(3,547,317)	(211,253)	66,948	-	(3,691,622)	(90,999)	-	(3,782,621)

Total non-current assets (liabilities), net	40,704	37,661	(205,545)	(127,180)	(214,711)	184,416	1,524	(155,951)	48,717	8,043	(99,191)

Deferred tax assets (liabilities), net
Non-current deferred tax assets, net	40,704			-				-			-
Non-current deferred tax liabilities, net	-			(127,180)				(155,951)			(99,191)

Page. 20

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balances at 12/31/14	Statement of Income	Comprehensive income	Balances at 03/31/15	Statement of Income	Comprehensive income	Business combination (4)	Other	Balances at 12/31/15	Statement of Income	Comprehensive income	Balances at 03/31/16
Deferred tax assets
Income tax on tax losses and social contribution on negative base (1)	93,546	(76,418)	-	17,128	9,391	-	-	-	26,519	(11,859)	-	14,660
Income and social contribution taxes on temporary differences (3)
Provisions for judicial, labor, tax civil and regulatory contingencies	1,459,838	93,042	-	1,552,880	151,617	-	208,321	-	1,912,818	87,027	-	1,999,845
Trade accounts payable and other provisions	501,957	78,526	-	580,483	56,200	-	50,441	-	687,124	30,145	-	717,269
Estimated losses on impairment of accounts receivable	315,072	51,875	-	366,947	(30,761)	-	110,832	-	447,018	38,666	-	485,684
Customer portfolio and trademarks	311,141	-	-	311,141	87,051	-	-	-	398,192	32,644	-	430,836
Estimated losses from modems and other P&E items	169,706	2,789	-	172,495	(2,211)	-	120,346	-	290,630	(4,733)	-	285,897
Pension plans and other post-employment benefits	156,225	3,809	-	160,034	(115,047)	-	-	-	44,987	(689)	-	44,298
Profit sharing	145,829	(54,060)	-	91,769	(8,441)	-	22,870	-	106,198	(43,867)	-	62,331
Accelerated accounting depreciation	15,375	567	-	15,942	(5,077)	-	-	-	10,865	(1,348)	-	9,517
Estimated losses from impairment of inventories	10,893	(62)	-	10,831	(124)	-	-	-	10,707	13,557	-	24,264
Provision for loyalty program	31,507	424	-	31,931	672	-	-	-	32,603	577	-	33,180
Income and social contribution taxes on other temporary differences	155,515	46,763	336	202,614	(263,903)	117,468	127,690	1,524	185,393	56,475	8,043	249,911
Total deferred tax assets	3,366,604	147,255	336	3,514,195	(120,633)	117,468	640,500	1,524	4,153,054	196,595	8,043	4,357,692

Deferred tax liabilities
Merged tax credit (2)	(337,535)	-	-	(337,535)	-	-	-	-	(337,535)	-	-	(337,535)
Income and social contribution taxes on temporary differences (3)
Licenses	(987,896)	(54,082)	-	(1,041,978)	(162,248)	-	-	-	(1,204,226)	(54,082)	-	(1,258,308)
Effects of goodwill generated in the acquisition of Vivo Part.	(715,538)	(50,982)	-	(766,520)	(43,080)	-	-	-	(809,600)	(15,242)	-	(824,842)
Goodwill from Vivo Part.	(689,077)	(36,800)	-	(725,877)	(167,126)	-	-	-	(893,003)	(50,982)	-	(943,985)
Technological Innovation Law	(256,454)	13,742	-	(242,712)	49,566	-	-	-	(193,146)	15,233	-	(177,913)
Negative goodwill from merger of shares	-	-	-	-	-	-	(22,838)	-	(22,838)	-	-	(22,838)
Income and social contribution taxes on other temporary differences	(235,287)	5,172	(205,881)	(435,996)	385,509	69,371	-	-	18,884	(18,884)	-	-
Total deferred tax liabilities	(3,221,787)	(122,950)	(205,881)	(3,550,618)	62,621	69,371	(22,838)	-	(3,441,464)	(123,957)	-	(3,565,421)

Total non-current assets (liabilities), net	144,817	24,305	(205,545)	(36,423)	(58,012)	186,839	617,662	1,524	711,590	72,638	8,043	792,271

Deferred tax assets (liabilities), net
Non-current deferred tax assets, net	144,817			90,757					711,590			792,271
Non-current deferred tax liabilities, net	-			(127,180)					-			-

(1)  This refers to the amounts recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(2)  This refers to tax benefits arising from corporate restructuring of goodwill for expected future profitability, which tax use follows the limit set forth in tax legislation.

(3)  Amounts will be realized upon payment of provisions, effective impairment losses of trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

(4)  These refer to deferred taxes (IR and CS) arising from business combinations, R$610,873 being of GVTPart. (Note 3) and R$6,789 of TGLog (Note 11a).

As of March 31, 2016, the amount of R$3,480 (R$481,203 as of December 31, 2015) in deferred tax credits (income tax on tax losses and social contribution on negative base) was not recognized for direct and indirect subsidiaries (Innoweb and GVTPart.), as it is not probable that future taxable income will be available for these entities to benefit from such tax credits.

The table below presents deferred income and social contribution taxes for items charged or credited directly in equity on March 31, 2016 and 2015.

	Company		Consolidated
	03/31/16	03/31/15	03/31/16	03/31/15
Unrealized losses from available for sale investments	81	336	81	336
Gains (losses) on derivative transactions	7,962	(205,881)	7,962	(205,881)
Total	8,043	(205,545)	8,043	(205,545)

Page. 21

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

8)   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company and its subsidiaries, grounded on the opinion of their legal advisors, as probable, possible or remote loss.

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Judicial deposits
Tax	3,060,975	2,900,671	3,552,588	3,374,764
Labor	1,046,766	1,062,118	1,118,720	1,128,935
Civil and regulatory	1,084,812	1,030,130	1,168,940	1,114,770
Total	5,192,553	4,992,919	5,840,248	5,618,469
Garnishments	127,545	122,913	141,558	134,994
Total	5,320,098	5,115,832	5,981,806	5,753,463

Current	242,870	235,343	242,930	235,343
Non-current	5,077,228	4,880,489	5,738,876	5,518,120

On March 31, 2016, the Company and its subsidiaries had a number of tax-related judicial deposits in the consolidated amount of R$3,552,588 (R$3,374,764 on December 31, 2015). In Note 18, we provide further details on issues arising from the main judicial deposits.

Below is a brief description of the main tax-related judicial deposits:

•         Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing  (COFINS)

The Company and TData are involved in disputes related to: (i) claim filed for credits arising from overpayment of tax, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At March 31, 2016, the consolidated balance of judicial deposits amounted to R$35,864 (R$35,272 at December 31, 2015).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

At March 31, 2016, the consolidated balance of judicial deposits amounted to R$167,638 (R$164,482 on December 31, 2015).

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects the Installation Inspection Fee (TFI) on the extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI, and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and TData are challenging the aforesaid fee in court.

At March 31, 2016, the consolidated balance of judicial deposits amounted to R$1,029,357 (R$1,008,771 at December 31, 2015).

Page. 22

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

•         Withholding Income Tax (IRRF)

The Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity; and (iii) IRRF levied on earnings from rent and royalties, wage labor and fixed-income investments.

At March 31, 2016, the consolidated balance of judicial deposits amounted to R$69,984 (R$67,996 at December 31, 2015).

•         Corporate Income Tax (IRPJ) and Social Contribution Tax on Net Income (CSLL)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; (ii) requirement of IRPJ estimates and lack of payment of debts in the Integrated System of Economic and Tax Information (SIEF); and (iii) underpaid IRPJ amounts.

GVTPart. is involved in a dispute relating to the right to monthly amortize goodwill arising from the acquisition of GVTPart. by Vivendi on deducted IRPJ and CSLL amounts (Note 3).

At March 31, 2016, the consolidated balance of judicial deposits amounted to R$416,912 (R$410,412 at December 31, 2015).

•         Contribution to Empresa Brasil de Comunicação (EBC)

On behalf of its members, Sinditelebrasil (Union of Telephony, and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11652/2008. The Company and its subsidiaries, as union members, made court deposits referring to that contribution.

At March 31, 2016, the consolidated balance of judicial deposits amounted to R$976,292 (R$858,630 at December 31, 2015).

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company is involved in disputes related to: (i) SAT and funds to third parties (National Institute of Colonization and Agrarian Reform - INCRA and Brazilian Micro and Small Business Support Service - SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); and (iv) premiums.

GVTPart is involved in disputes relating to the payment of social security contributions (employers’ contributions), SAT and funds to third parties on the following events: maternity leave, legally ensured 1/3 vacation pay bonus, and first 15 days’ leave due to illness or accident.

At March 31, 2016, the consolidated balance of judicial deposits amounted to R$121,762 (R$118,425 at December 31, 2015).

•         Tax on Net Income (ILL)

The Company is discussing this matter in court in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013, the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit connected thereto. The Company is now awaiting conversion into income by the Federal Government.

At March 31, 2016, the consolidated balance of judicial deposits amounted to R$59,417 (R$58,446 at December 31, 2015).

Page. 23

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

•         Universal Telecommunication Services Fund (FUST)

The Company and TData filed an injunction in order to represent its right not to include expenses with interconnection and industrial use of dedicated line in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00.

At March 31, 2016, the consolidated balance of judicial deposits amounted to R$433,891 (R$425,737 at December 31, 2015).

•         State Value-Added Tax (ICMS)

The Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for fixed assets and electric energy; (vi) activation cards for pre-paid services; (vii) and disallowance of ICMS credit referring to agreement 39.

GVTPart is involved in disputes to acquire the right to consign the payment of ICMS amounts on part of pay-TV services, as well as on prepaid telephone services.

At March 31, 2016, the consolidated balance of judicial deposits amounted to R$172,228 (R$161,815 at December 31, 2015).

•       Other taxes, charges and contributions

The Company is involved in disputes related to: (i) Service Tax (ISS) on non-core services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts of service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

At March 31, 2016, the consolidated balance of judicial deposits amounted to R$69,243 (R$64,778 at December 31, 2015).

9)   PREPAID EXPENSES

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Fistel Fee (1)	802,904	-	804,101	-
Advertising and publicity	192,490	228,672	192,490	228,672
Insurance	18,326	24,035	22,593	28,367
Rent	31,054	43,022	31,054	43,022
Financial charges	5,510	11,120	5,510	11,120
Software maintenance, taxes and other	106,143	39,108	152,270	75,874
Total	1,156,427	345,957	1,208,018	387,055

Current	1,129,960	317,325	1,179,752	356,446
Non-current	26,467	28,632	28,266	30,609

(1)     This refers to the Inspection and Operation charges based on the year 2015 and paid in March 2016, which will be amortized to income until the end of the period.

Page. 24

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

10)  OTHER ASSETS

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Advances to employees and suppliers	152,249	72,635	119,484	81,615
Related-party receivables (Note 29)	1,097,424	288,702	993,934	162,308
Receivables from suppliers	122,625	118,153	126,297	120,091
Subsidy on handset sales	26,642	42,896	26,642	42,896
Surplus from post-employment benefit plans (Note 32)	8,710	8,391	9,057	8,724
Vivendi repayment clauses 2.2.4 and 2.2.5 of SPA (Note 3)	11,487	84,598	11,487	84,598
Other amounts receivable	38,697	42,971	40,160	51,199
Total	1,457,834	658,346	1,327,061	551,431

Current	1,406,443	603,118	1,269,185	488,632
Non-current	51,391	55,228	57,876	62,799

11) INVESTMENTS

a)   Information on Investees

The Company holds interest in wholly-owned and jointly-controlled subsidiaries, as follows:

TData: Wholly-owned subsidiary of the Company with headquarters in Brazil, this entity is engaged in the rendering, operation of value added services (SVAs) in telecommunications and related activities; managing the provision of technical assistance and maintenance services related to telecommunications equipment and network, consulting services regarding telecommunications solutions and related activities, and designing, implementing and installing telecommunication-related projects; and selling and leasing telecommunications equipment, products and services, among others. On October 28, 2015, TData acquired a controlling interest in Telefônica Transportes e Logística Ltda (“TGLog”) for R$15,811.

GVTPart.: A wholly-owned subsidiary of the Company. Controlling shareholder of GVT and headquartered in Brazil, the business purpose of GVTPart. is to hold interest in other domestic or foreign companies as a partner, shareholder or member. GVT provides land-line telephone, data, multimedia communication and pay-TV services in the entire Brazilian territory.

Aliança: A jointly-controlled subsidiary with 50% interest held by the Company, headquartered in Amsterdam, Holland, this entity is engaged in the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry

AIX: A jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks for optical fiber ducts.

ACT: A jointly-controlled subsidiary with headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Below is a summary of significant financial data on the Company’s investees:

Page. 25

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

	At 03/31/16					At 12/31/15
	Wholly-owned subsidiaries		Jointly-controlled subsidiaries			Wholly-owned subsidiaries		Jointly-controlled subsidiaries
	TData	GVTPart.	Cia ACT	Cia AIX	Aliança	TData	GVTPart.	Cia ACT	Cia AIX	Aliança

Equity interest	100.00%	100.00%	50.00%	50.00%	50.00%	100.00%	100.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	1,173,539	1,793,645	9	19,133	171,271	1,411,043	1,910,323	9	17,851	179,698
Non-current assets	383,245	9,349,829	-	11,620	-	409,595	9,329,733	-	11,824	-
Total assets	1,556,784	11,143,474	9	30,753	171,271	1,820,638	11,240,056	9	29,675	179,698

Current liabilities	642,547	1,837,460	3	4,799	105	707,352	1,924,230	1	4,394	100
Non-current liabilities	56,164	1,499,329	-	5,248	-	56,981	1,641,382	-	5,083	-
Equity	858,073	7,806,685	6	20,706	171,166	1,056,305	7,674,444	8	20,198	179,598
Total liabilities and equity	1,556,784	11,143,474	9	30,753	171,271	1,820,638	11,240,056	9	29,675	179,698

Investment Book value	858,073	7,806,685	3	10,353	85,583	1,056,305	7,674,444	4	10,099	89,799

	At 03/31/16					At 03/31/15
	Wholly-owned subsidiaries		Jointly-controlled subsidiaries			Wholly-owned subsidiary	Jointly-controlled subsidiaries
Summary of Income Statements:	TData	GVTPart.	Cia ACT	Cia AIX	Aliança	TData	Cia ACT	Cia AIX	Aliança
Net operating income	618,216	1,531,692	15	9,653	-	600,324	15	9,653	-
Operating costs and expenses	(347,625)	(1,300,347)	(17)	(9,423)	(32)	(320,625)	(15)	(9,309)	(24)
Financial income (expenses), net	20,428	(41,146)	-	385	22	30,104	-	255	18
Income and social contribution taxes	(99,856)	(57,958)	-	(107)	-	(105,585)	-	(129)	-
Net income (loss) for the year	191,163	132,241	(2)	508	(10)	204,218	-	470	(6)

Book value of net income (loss) for the year, recognized as equity pickup	191,163	132,241	(1)	254	(5)	204,218	-	235	(3)

b)   Changes in investments

	Balances at 12/31/14	Equity pick-up	Other comprehensive income	Balances at 03/31/15	Additions	Capital Increase	Equity pick-up	Dividends and interest on equity	Other comprehensive income	Other transactions	Balances at 12/31/15	Equity pick-up	Dividends and interest on equity	Other comprehensive income	Balances at 03/31/16
Equity Investments	1,229,827	204,450	4,787	1,439,064	1,752,724	5,827,064	756,140	(950,026)	12,187	(6,502)	8,830,651	323,652	(389,395)	(4,211)	8,760,697
Wholly-owned subsidiary	1,153,151	204,218	-	1,357,369	1,752,724	5,827,064	754,336	(949,537)	(4,705)	(6,502)	8,730,749	323,404	(389,395)	-	8,664,758
TData	1,153,151	204,218	-	1,357,369	-	-	653,306	(949,537)	107	(4,940)	1,056,305	191,163	(389,395)	-	858,073
GVTPart.	-	-	-	-	1,752,724	5,827,064	101,030	-	(4,812)	(1,562)	7,674,444	132,241	-	-	7,806,685

Jointly-controlled subsidiaries	76,676	232	4,787	81,695	-	-	1,804	(489)	16,892	-	99,902	248	-	(4,211)	95,939
Aliança	68,129	(3)	4,787	72,913	-	-	(6)	-	16,892	-	89,799	(5)	-	(4,211)	85,583
AIX	8,542	235	-	8,777	-	-	1,811	(489)	-	-	10,099	254	-	-	10,353
ACT	5	-	-	5	-	-	(1)	-	-	-	4	(1)	-	-	3

Goodwill (1)	212,058	-	-	212,058	12,837,141	-	-	-	-	-	13,049,199	-	-	-	13,049,199

Value added from net assets acquired allocated to Company	-	-	-	-	2,673,647	-	(212,064)	-	-	-	2,461,583	(67,641)	-	-	2,393,942

Other investments	3,129	-	(989)	2,140	-	-	-	-	(881)	-	1,259	-	-	(238)	1,021
Other investments (2)	3,129	-	(989)	2,140	-	-	-	-	(881)	-	1,259	-	-	(238)	1,021
Total investments in Company	1,445,014	204,450	3,798	1,653,262	17,263,512	5,827,064	544,076	(950,026)	11,306	(6,502)	24,342,692	256,011	(389,395)	(4,449)	24,204,859

Aliança	68,129	(3)	4,787	72,913	-	-	(6)	-	16,892	-	89,799	(5)	-	(4,211)	85,583
AIX	8,542	235	-	8,777	-	-	1,811	(489)	-	-	10,099	254	-	-	10,353
ACT	5	-	-	5	-	-	(1)	-	-	-	4	(1)	-	-	3
Other investments (2)	3,129	-	(989)	2,140	-	-	-	-	(881)	-	1,259	-	-	(238)	1,021
Total consolidated investments	79,805	232	3,798	83,835	-	-	1,804	(489)	16,011	-	101,161	248	-	(4,449)	96,960

(1)  Goodwill: (i) R$212,058 from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006; and (ii) R$12,837,141 originated from the acquisition of GVTPart. (Note 3).

(2)  Other investments (tax incentives and interest held in companies) are measured at fair value.

Page. 26

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

12)  PROPERTY, PLANT AND EQUIPMENT, NET

a) Breakdown, Changes and Depreciation Rates

	Company
	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E assets	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	10.00 to 14.29	5.00 to 14.29	10.00 to 66.67	2.50 to 66.67	-	10.00 to 25.00	-	-	-

Balances and changes:
Balance at 12/31/14	2,541,676	10,208,577	1,610,687	3,485,191	314,350	671,304	(156,592)	1,706,538	20,381,731
Additions	2,528	44,188	28,615	13,521	-	17,938	(2,916)	957,161	1,061,035
Write-offs, net	(824)	(9,849)	(46)	(254)	(12)	(911)	1,156	(6,058)	(16,798)
Net transfers	314,644	729,166	174,280	112,039	(1,386)	29,605	-	(1,362,330)	(3,982)
Depreciation (Note 24)	(120,088)	(346,738)	(231,065)	(141,493)	-	(53,993)	-	-	(893,377)
Balance at 03/31/15	2,737,936	10,625,344	1,582,471	3,469,004	312,952	663,943	(158,352)	1,295,311	20,528,609
Additions	4,296	134,497	82,073	34,437	215	172,980	2,916	3,871,974	4,303,388
Write-offs, net	(3,058)	(14,851)	(2,783)	(1,958)	(62)	(871)	159	(13,866)	(37,290)
Net transfers	434,764	2,073,458	563,407	255,261	-	48,467	-	(3,381,651)	(6,294)
Depreciation	(377,897)	(1,138,419)	(694,375)	(385,212)	-	(173,434)	-	-	(2,769,337)
Balance at 12/31/15	2,796,041	11,680,029	1,530,793	3,371,532	313,105	711,085	(155,277)	1,771,768	22,019,076
Additions	1,364	18,503	19,535	9,877	-	39,406	(147)	748,128	836,666
Write-offs, net (3)	(6)	(3,280)	(31)	(97,989)	-	(12)	-	(4,913)	(106,231)
Net transfers	141,633	522,809	189,209	66,010	-	8,403	-	(987,883)	(59,819)
Depreciation (Note 24)	(126,917)	(396,449)	(223,445)	(120,308)	-	(60,095)	-	-	(927,214)
Balance at 03/31/16	2,812,115	11,821,612	1,516,061	3,229,122	313,105	698,787	(155,424)	1,527,100	21,762,478

At 03/31/16
Cost	17,773,032	40,345,044	11,727,268	13,742,342	313,105	3,634,024	(155,424)	1,527,100	88,906,491
Accumulated depreciation	(14,960,917)	(28,523,432)	(10,211,207)	(10,513,220)	-	(2,935,237)	-	-	(67,144,013)
Total	2,812,115	11,821,612	1,516,061	3,229,122	313,105	698,787	(155,424)	1,527,100	21,762,478

At 12/31/15
Cost	17,688,862	39,825,516	11,530,512	13,870,397	313,105	3,591,962	(155,277)	1,771,768	88,436,845
Accumulated depreciation	(14,892,821)	(28,145,487)	(9,999,719)	(10,498,865)	-	(2,880,877)	-	-	(66,417,769)
Total	2,796,041	11,680,029	1,530,793	3,371,532	313,105	711,085	(155,277)	1,771,768	22,019,076

	Consolidated
	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E assets	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	8.33 to 20.00	2.50 to 25.00	10.00 to 66.67	2.50 to 66.67	-	10.00 to 66.67	-	-	-

Balances and changes:
Balance at 12/31/14	2,541,917	10,208,762	1,628,337	3,486,935	314,350	715,553	(156,728)	1,714,738	20,453,864
Additions	2,528	44,188	29,734	13,521	-	22,364	(2,916)	954,285	1,063,704
Write-offs, net	(824)	(9,849)	(46)	(254)	(12)	(911)	1,151	(6,359)	(17,104)
Net transfers	314,644	729,166	174,280	112,039	(1,386)	29,605	-	(1,362,330)	(3,982)
Depreciation (Note 24)	(120,106)	(346,751)	(233,122)	(141,625)	-	(57,455)	-	-	(899,059)
Balance at 03/31/15	2,738,159	10,625,516	1,599,183	3,470,616	312,952	709,156	(158,493)	1,300,334	20,597,423
Additions	185,509	841,677	379,516	50,607	215	227,785	(9,195)	3,893,833	5,569,947
Write-offs, net	(3,638)	(7,697)	(13,786)	(4,258)	(62)	(11,639)	205	(16,786)	(57,661)
Net transfers	577,204	2,013,299	579,305	126,882	-	154,764	-	(3,445,923)	5,531
Depreciation	(510,833)	(1,474,108)	(951,250)	(409,643)	-	(265,975)	-	-	(3,611,809)
Business combination (2)	972,558	4,978,317	1,553,141	421,747	2,600	252,361	(326,666)	119,276	7,973,334
Balance at 12/31/15	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765
Additions	24,116	283,038	134,503	11,817	-	51,721	(147)	704,754	1,209,802
Write-offs, net (3)	(1,639)	(5,438)	(379)	(96,809)	-	-	6,813	(3,585)	(101,037)
Net transfers	101,801	562,864	181,663	64,787	-	10,396	-	(987,896)	(66,385)
Depreciation (Note 24)	(182,572)	(546,864)	(353,711)	(127,617)	-	(72,074)	-	-	(1,282,838)
Balance at 03/31/16	3,900,665	17,270,604	3,108,185	3,508,129	315,705	1,056,495	(487,483)	1,564,007	30,236,307

At 03.31.16
Cost	19,715,411	48,255,562	14,823,941	14,152,036	315,705	4,540,213	(487,483)	1,564,007	102,879,392
Depreciation accumulated	(15,814,746)	(30,984,958)	(11,715,756)	(10,643,907)	-	(3,483,718)	-	-	(72,643,085)
Total	3,900,665	17,270,604	3,108,185	3,508,129	315,705	1,056,495	(487,483)	1,564,007	30,236,307

At 12.31.15
Cost	19,724,438	47,459,383	14,522,080	14,278,557	315,705	4,487,749	(494,149)	1,850,734	102,144,497
Depreciation accumulated	(15,765,479)	(30,482,379)	(11,375,971)	(10,622,606)	-	(3,421,297)	-	-	(71,667,732)
Total	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765

(1)  The Company and its subsidiaries recognized estimated loss for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

Page. 27

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

(2)  These refer to amounts arising from business combinations, of which R$7,970,117 is of GVTPart. (Note 3) and R$3,217 of TGLog (Note 11a).

(3)  Net write-offs regarding “Infrastructure and Assets and Facilities under Construction” for the three-month period ended March 31, 2016 include the amount of R$99,210 regarding the disposal of 1,655 towers owned by the Company to Towerco Latam do Brasil Ltda., a direct controlled subsidiary of Telefónica.

b) Property and equipment items given in guarantee

At March 31, 2016, consolidated property and equipment amounts given in guarantee for lawsuits amounted to R$164,404 (R$163,802 at December 31, 2015).

c) Capitalization of borrowing costs

At March 31, 2016 and December 31, 2015, the Company and its subsidiaries did not capitalize borrowing costs, as there were no qualifiable assets.

d) Reversible Assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are essential for the provision of the services described in the referred arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At March 31, 2016, estimated residual value of reversible assets was R$7,853,278 (R$7,855,868 at December 31, 2015), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

e) Financial Lease

Below are the amounts related to financial lease arrangements in which the Company is a lessee, segregated by type of property and equipment item.

		Consolidated
		03/31/16			12/31/15
	Annual depreciation rates (%)	P&E Cost	Accumulated depreciation	Net balance	P&E Cost	Accumulated depreciation	Net balance
Transmission equipment and media	5.00% to 8.33%	252,232	(28,426)	223,806	252,232	(25,033)	227,199
Infrastructure	5.00%	6,674	(2,357)	4,317	6,674	(2,291)	4,383
Other assets	20.00%	116,945	(84,737)	32,208	116,945	(82,804)	34,141
Total		375,851	(115,520)	260,331	375,851	(110,128)	265,723

Page. 28

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

13) INTANGIBLE ASSETS, NET

a) Breakdown, Changes and Amortization Rates

	Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Software under development	Total

Annual amortization rate (%)	-	20.00	11.76	5.13	3.60 to 6.67	20.00	-	-

Balances and changes:
Balance at 12/31/14	10,013,222	2,010,057	1,109,876	1,326,246	16,546,598	113	66,675	31,072,787
Additions	-	121,638	-	-	-	29	81,397	203,064
Write-offs, net	-	(3)	-	-	-	-	-	(3)
Net transfers	-	115,511	-	-	-	-	(111,529)	3,982
Amortization (Note 24)	-	(193,756)	(62,141)	(21,052)	(228,630)	(43)	-	(505,622)
Balance at 03/31/15	10,013,222	2,053,447	1,047,735	1,305,194	16,317,968	99	36,543	30,774,208
Additions	-	464,215	-	-	116	9,973	269,698	744,002
Write-offs, net	-	(28)	-	-	-	-	-	(28)
Net transfers	-	239,172	-	-	-	(3,108)	(229,770)	6,294
Amortization	-	(593,871)	(186,425)	(61,633)	(683,002)	(2,005)	-	(1,526,936)
Balance at 12/31/15	10,013,222	2,162,935	861,310	1,243,561	15,635,082	4,959	76,471	29,997,540
Additions	-	48,228	-	-	-	3,053	211,956	263,237
Write-offs, net	-	-	-	-	-	-	-	-
Net transfers	-	245,617	-	-	-	-	(185,798)	59,819
Amortization (Note 24)	-	(206,421)	(62,142)	(21,051)	(228,573)	(233)	-	(518,420)
Balance at 03/31/16	10,013,222	2,250,359	799,168	1,222,510	15,406,509	7,779	102,629	29,802,176

At 03/31/16
Cost	10,013,222	12,449,767	1,990,278	1,601,433	20,052,123	161,950	102,629	46,371,402
Accumulated amortization	-	(10,199,408)	(1,191,110)	(378,923)	(4,645,614)	(154,171)	-	(16,569,226)
Total	10,013,222	2,250,359	799,168	1,222,510	15,406,509	7,779	102,629	29,802,176

At 12/31/15
Cost	10,013,222	12,155,929	1,990,278	1,601,433	20,052,123	158,897	76,471	46,048,353
Accumulated amortization	-	(9,992,994)	(1,128,968)	(357,872)	(4,417,041)	(153,938)	-	(16,050,813)
Total	10,013,222	2,162,935	861,310	1,243,561	15,635,082	4,959	76,471	29,997,540

Page. 29

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Software under development	Total

Annual amortization rate (%)	-	20.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	5.00 to 20.00	-	-

Balances and changes:
Balance at 12/31/14	10,225,280	2,012,636	1,109,876	1,326,246	16,546,598	113	66,675	31,287,424
Additions	-	121,646	-	-	-	29	81,397	203,072
Write-offs, net	-	(3)	-	-	-	-	-	(3)
Net transfers	-	115,511	-	-	-	-	(111,529)	3,982
Amortization (Note 24)	-	(194,202)	(62,141)	(21,052)	(228,630)	(43)	-	(506,068)
Balance at 03/31/15	10,225,280	2,055,588	1,047,735	1,305,194	16,317,968	99	36,543	30,988,407
Additions	-	529,884	-	-	116	18,947	269,698	818,645
Write-offs, net	-	(49)	-	-	-	-	-	(49)
Net transfers	-	230,635	-	-	-	(6,396)	(229,770)	(5,531)
Amortization	-	(640,351)	(416,234)	(87,855)	(683,002)	(8,199)	-	(1,835,641)
Business combination (1)	12,837,141	210,016	2,523,000	59,000	-	12,203	-	15,641,360
Balance at 12/31/15	23,062,421	2,385,723	3,154,501	1,276,339	15,635,082	16,654	76,471	45,607,191
Additions	-	66,930	-	-	-	3,053	211,956	281,939
Write-offs, net	-	-	-	-	-	(14)	-	(14)
Net transfers	-	244,752	-	-	-	-	(185,798)	58,954
Amortization (Note 24)	-	(225,401)	(148,321)	(30,885)	(228,573)	(423)	-	(633,603)
Balance at 03/31/16	23,062,421	2,472,004	3,006,180	1,245,454	15,406,509	19,270	102,629	45,314,467

At 03/31/16
Cost	23,062,421	13,131,077	4,513,278	1,660,433	20,052,123	184,216	102,629	62,706,177
Accumulated amortization	-	(10,659,073)	(1,507,098)	(414,979)	(4,645,614)	(164,946)	-	(17,391,710)
Total	23,062,421	2,472,004	3,006,180	1,245,454	15,406,509	19,270	102,629	45,314,467

At 12/31/15
Cost	23,062,421	12,824,884	4,513,278	1,660,433	20,052,123	181,177	76,471	62,370,787
Accumulated amortization	-	(10,439,161)	(1,358,777)	(384,094)	(4,417,041)	(164,523)	-	(16,763,596)
Total	23,062,421	2,385,723	3,154,501	1,276,339	15,635,082	16,654	76,471	45,607,191

(1)   This refers to amounts arising from business combinations, of which R$15,640,394 is of GVTPart., including goodwill (Note 3) and R$966 of TGLog (Note 11a).

b) Breakdown of Goodwill

	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (merged with TDBH) (1)	-	212,058
Santo Genovese Participações Ltda. (2)	71,892	71,892
Telefônica Televisão Participações S.A. (3)	780,693	780,693
Vivo Participações S. A. (4)	9,160,488	9,160,488
GVT Participações S. A. (5)	-	12,837,141
Total	10,013,222	23,062,421

(1) Goodwill from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(2) Goodwill generated from the acquisition of equity control in Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.

(3) Goodwill generated from the acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008, economically based on a future profitability analysis.

(4) Goodwill generated from the acquisition/merger of Vivo Participações in 2011.

(5) Goodwill generated from the acquisition of GVT Participações in 2015 (Note 3).

Page. 30

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

14)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Salaries and wages	53,074	27,512	95,356	58,201
Social charges and benefits	273,901	265,100	405,193	383,834
Profit sharing	99,703	205,124	114,225	232,404
Share-based payment plans (Note 32)	24,724	39,898	24,724	39,987
Other compensation	2,132	2,197	3,944	4,228
Total	453,534	539,831	643,442	718,654

Circulante	428,810	520,023	618,718	698,846
Non-current	24,724	19,808	24,724	19,808

15)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Sundry suppliers	5,968,926	6,374,471	6,932,229	7,438,202
Amounts payable	149,804	148,793	176,420	165,648
Interconnection / interlink (1)	292,664	421,650	305,813	520,816
Related parties (Note 29)	644,874	552,033	361,057	316,311
Total	7,056,268	7,496,947	7,775,519	8,440,977

Current	7,056,268	7,496,947	7,707,777	8,373,235
Non-current	-	-	67,742	67,742

(1)  The amount recorded as non-current refers to the judicial proceeding filed against SMP operators in which GVT claims the reduction of VU-M amount. On October 15, 2007, GVT obtained an injunction for depositing with the courts the difference between R$0.2899 of R$0.3899 per minute of VC1 calls and the amount effectively charged by SMP operators. The amounts of such deposits are recognized in assets as “Judicial deposits and garnishments”.

16) TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Income taxes	75,130	10,094	139,246	58,666
Income and social contribution taxes payable	75,130	10,094	139,246	58,666
Indirect taxes	1,177,231	1,222,615	1,718,031	1,744,354
ICMS	873,795	904,637	1,167,879	1,186,818
PIS and COFINS	212,902	215,235	381,699	382,123
Fust and Funttel	35,711	35,881	86,861	86,317
ISS, CIDE and other taxes	54,823	66,862	81,592	89,096
Total	1,252,361	1,232,709	1,857,277	1,803,020

Current	1,194,959	1,175,293	1,771,395	1,716,002
Non-current	57,402	57,416	85,882	87,018

Page. 31

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

17)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and Interest on Equity Receivable

Breakdown:

	Company
	03/31/16	12/31/15
AIX	489	489
TData	18,156	18,156
Total	18,645	18,645

Changes:

	Company	Consolidated
Balance at 12/31/15	18,645	489
2015 supplementary dividends of TData	389,395	-
Receipt of dividends and interest on equity	(389,395)	-
Balance at 03/31/16	18,645	489

For the cash flow statement, interest on equity and dividends received from subsidiary are allocated to “Investment Activities.”

b)   Dividends and Interest on Equity Payable

Breakdown:

	Company/Consolidated
	03/31/16	12/31/15
Telefónica Internacional S.A.	567,754	455,371
Telefónica S.A.	606,565	471,238
SP Telecomunicações Participações Ltda	431,002	345,689
Telefónica Chile S.A.	1,201	964
Non-controlling shareholders	995,248	936,100
Total	2,601,770	2,209,362

Changes:

Company/ Consolidated
Balance at 12/31/15	2,209,362
Interim dividends and interest on equity (net of IRRF)	456,450
Declaration of dividends and interest on equity	(66,060)
Payment of dividends and interest on equity	(360)
IRRF on shareholders exempt/immune from interest on equity	2,378
Balance at 03/31/16	2,601,770

For the cash flow statement, interest on equity and dividends paid to shareholders are allocated to “Financing Activities.”

Interest on equity and dividends not claimed by shareholders expire within 3 years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

18) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parties to administrative and judicial proceedings and  labor, tax and civil claims filed in different courts. The Management of the Company and its subsidiaries, based on the opinion of legal counsel, recognized provisions for those cases which an unfavorable outcome is considered probable.

Page. 32

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Breakdown of changes in provisions for cases which an unfavorable outcome is probable, in addition to contingent liabilities and provisions for dismantling, are as follows:

	Company
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/14	1,013,126	2,379,898	1,197,471	277,608	246,929	5,115,032
Inflows	89,660	114,783	147,021	-	20,828	372,292
Write-offs due to payment	(45,783)	-	(43,017)	-	-	(88,800)
Write-offs due to reversal	(12,272)	-	(40,709)	(6,889)	(5,997)	(65,867)
Monetary restatement	21,327	45,726	42,732	2,684	-	112,469
Balances at 03/31/15	1,066,058	2,540,407	1,303,498	273,403	261,760	5,445,126
Inflows	269,879	59,002	598,281	-	303,154	1,230,316
Write-offs due to payment	(229,868)	(76,471)	(302,698)	-	-	(609,037)
Write-offs due to reversal	(49,290)	(55)	(174,257)	(7,844)	(266,163)	(497,609)
Monetary restatement	83,713	162,041	135,934	21,424	-	403,112
Balances at 12/31/15	1,140,492	2,684,924	1,560,758	286,983	298,751	5,971,908
Inflows	94,483	143,588	163,338	-	3,394	404,803
Write-offs due to payment	(66,934)	(64,956)	(75,009)	-	-	(206,899)
Write-offs due to reversal	(3,673)	(166)	(50,379)	(1,179)	(1,012)	(56,409)
Monetary restatement	31,405	53,965	60,464	5,967	1,319	153,120
Balances at 03/31/16	1,195,773	2,817,355	1,659,172	291,771	302,452	6,266,523

At 03/31/16
Current	122,656	-	817,133	-	-	939,789
Non-current	1,073,117	2,817,355	842,039	291,771	302,452	5,326,734

At 12/31/15
Current	121,562	-	772,507	-	-	894,069
Non-current	1,018,930	2,684,924	788,251	286,983	298,751	5,077,839

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/14	1,013,126	2,396,041	1,197,471	277,608	251,684	5,135,930
Inflows	89,660	114,783	147,021	-	20,828	372,292
Write-offs due to payment	(45,783)	-	(43,017)	-	-	(88,800)
Write-offs due to reversal	(12,272)	-	(40,709)	(6,889)	(5,997)	(65,867)
Monetary restatement	21,327	46,091	42,732	2,684	-	112,834
Balances at 03/31/15	1,066,058	2,556,915	1,303,498	273,403	266,515	5,466,389
Inflows	298,646	87,662	640,917	23,311	310,346	1,360,882
Write-offs due to payment	(249,188)	(76,471)	(329,789)	-	-	(655,448)
Write-offs due to reversal	(50,861)	(55)	(180,198)	(7,844)	(266,164)	(505,122)
Monetary restatement	83,718	165,306	138,246	42,364	9,162	438,796
Business combination (3)	17,778	2,834	80,377	512,648	85,562	699,199
Balances at 12/31/15	1,166,151	2,736,191	1,653,051	843,882	405,421	6,804,696
Inflows	112,181	143,588	178,565	-	3,394	437,728
Write-offs due to payment	(72,691)	(79,127)	(84,788)	-	-	(236,606)
Write-offs due to reversal	(3,778)	(166)	(50,522)	(2,219)	(12,696)	(69,381)
Monetary restatement	31,483	50,941	61,547	5,595	629	150,195
Balances at 03/31/16	1,233,346	2,851,427	1,757,853	847,258	396,748	7,086,632

At 03/31/16
Current	133,227	-	830,296	-	-	963,523
Non-current	1,100,119	2,851,427	927,557	847,258	396,748	6,123,109

At 12/31/15
Current	128,652	-	785,725	-	-	914,377
Non-current	1,037,499	2,736,191	867,326	843,882	405,421	5,890,319

Page. 33

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

(1)    These refer to contingent liabilities arising from Purchase Price Allocation (PPA) generated in the acquisition of the controlling interest of Vivo Participações in 2011 and of GVTPart. (note 3).

(2)    These refer to costs to be incurred to return sites used for installing towers, equipment and buildings to their owners, in the same condition as when the original lease agreement was signed.

(3)    These refer to amounts arising from business combinations, of which R$697,160 is for GVTPart. (note 3) and R$2,039 for TGLog (note 11a).

18.1) Labor Provisions and Contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	03/31/16	12/31/15	03/31/16	12/31/15
Probable provisions	1,195,773	1,140,492	1,233,346	1,166,151
Possible contingencies	225,626	226,731	340,887	340,643

Labor provisions and contingencies involve labor claims filed by former employees and employees at outsourced (the latter alleging subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan (“PAMA”), who among other things are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Regional Labor Court of São Paulo and the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been allocated for these claims, since is not possible to estimate the cost to the Company in the event of loss.

Additionally, the Company is party to Public Civil Actions filed by the Labor Public Prosecutor’s Office, mainly in relation to the determination that the Company must cease the engagement of intermediaries to carry out its core activities. No amounts were allocated to the possible degree of risk in these Public Civil Actions in the above table, since at this stage of the proceedings it is not possible to estimate the cost to the Company in the event of loss.

18.2) Tax Provisions and Contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	03/31/16	12/31/15	03/31/16	12/31/15
Probable provisions	2,705,741	2,684,924	2,851,427	2,736,191
Federal	2,689,927	2,539,050	2,710,969	2,559,770
State	111614	127,505	122,988	156,444
Municipal	15,814	18,369	17,470	19,977

Possible contingencies	25,304,772	23,790,290	28,739,314	26,620,066
Federal	5,446,575	5,164,158	6,448,954	5,908,994
State	12,010,852	11,317,423	13,852,553	12,921,976
Municipal	772,420	730,030	812,408	769,113
ANATEL	7,074,925	6,578,679	7,625,399	7,019,983

Page. 34

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Probable tax contingencies

Federal Taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to: (i) statements of dissatisfaction resulting from failure to approve requests for compensation and refund request; (ii) social contributions on alleged failure to withhold 11% of the value of invoices received from service providers hired through transfer of labor; (iii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, etc., and royalties; (iv) failure to include costs of interconnection and industrial use of dedicated lines in the calculation base for FUST and FUNTTEL; (v) contributions to the Empresa Brasileira de Comunicação created by Law No. 11.652/08; (vi) Fistel (TFI and TFF) charges on mobile stations; (vii) withholding tax (IRRF) on interest on  equity; (viii) Public Charge for Management of Numbering Resources (PPNUM) applied by ANATEL, under Resolution No. 451/06; (ix) Social Investment Fund (FINSOCIAL) offset amounts; (x) failure to withhold social contribution on services provided, for compensation, salaries and other contribution salaries; (xi) COFINS, which is payable on the adoption of turnover as a basis of calculation, without accounting for financial income; (xii) additional charged to the PIS and COFINS calculation base, and on the COFINS rate, as required by Law No. 9.718/98; (xiii) income tax; and (xiv) contribution in support of broadcasting (EBC).

At March 31, 2016, consolidated provisions totaled R$2,710,969 (R$2,559,770 at December 31, 2015).

State Taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings referring to: (i) ICMS tax credits on electricity and other ICMS credits without documentation; (ii) telecommunications services not subject to ICMS; (iii) disallowance of ICMS on tax incentives for cultural projects; (iv) an administrative environmental fine; (v) disallowance of ICMS credit referring to Agreement 39; (vi) co-billing; (vii) tax rate differences; (viii) reversal of ICMS credit on fixed assets; and (ix) ICMS on rent of infrastructure necessary for internet (data) services.

At March 31, 2016, consolidated provisions totaled R$122,988 (R$156,444 at December 31, 2015).

Municipal Taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings, at the judicial level, referring to: (i) Property tax (IPTU); (ii) Services tax (ISS) on equipment leasing services, non-core activities and supplementary activities; (iii) surveillance, control and monitoring fee (“TVCF”); and (iv) withholding of ISS on contractors’ services.

At March 31, 2016, consolidated provisions totaled R$17,470 (R$19,977 at December 31, 2015).

Possible tax contingencies

Management and its legal counsel understand that losses are possible in the following federal, state, municipal and ANATEL proceedings:

Federal Taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in different court levels.

Page. 35

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

The most important of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (social security contribution) on compensation payment for salary losses arising from the “Plano Verão” and the “Plano Bresser”, SAT, social security amounts owed to third parties (INCRA and SEBRAE), supply of meals to employees, withholding of 11% (assignment of labor); (iii) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from technical cooperation agreement with the National Treasury Department (“STN”) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign exchange contracts required by the Central Bank of Brazil; (vi) IRPJ and CSLL related to deductions of revenues from provision reversals; (vii) income and social contribution taxes (IRPJ and CSLL) – disallowance of costs and sundry expenses not evidenced; (viii) deduction of COFINS on swap operation losses; (ix) PIS / COFINS accrual basis versus cash basis; (x) corporate income tax (IRPJ) owing on over-payments to FINOR, FINAN and FUNRES; (xi) IRPJ on derivatives transactions; (xii) IRPJ and CSLL, disallowance of expenses on goodwill paid for the acquisition of Celular CRT S.A. and the privatization process and corporate restructuring of Vivo S.A., and for the takeovers of Navytree and TDBH; (xiii) goodwill on the acquisition of GVT Holding by Vivendi; (xiv) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (xv) IPI levied on shipment of fixed access units from the Company's establishment to customers under the free lease system; (xvi) PIS and COFINS levied on value-added services and monthly subscription services; (xvii) INSS on Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (xviii) IOF – required on loan transactions, inter-company loans and credit transactions; (xix) right not to include interconnection and industrial use of dedicated lines in the calculation of FUST and mobile phones: non-inclusion of interconnection revenues in the calculation base for FUST; (xx) payment of contribution to FUNTTEL on other revenues (not from telecommunications), and revenues and expenses transferred to other operators (interconnection); (xxi) extension of period of validity of licenses to use telephone exchanges associated with the exploitation of fixed switched telephone services, on which ANATEL charges TFI; (xxii) PPNUM collected by ANATEL on usage by the operators, which is in the nature of a charge; and (xxiii) Contribution in support of broadcasting (EBC).

At March 31, 2016, consolidated amounts involved totaled R$6,448,954 (R$5,908,994 at December 31, 2015).

State Taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the state level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) tax on the supply of facilities, utility and convenience services and leasing of Speedy modems; (ii) international calls (DDI); (iii) undue credit related to purchase of fixed assets and failure to reverse a proportion of the credit, and collection of ICMS on interstate transfers of fixed assets between subsidiaries; (iv) amounts unduly appropriated as late payments of ICMS; (v) services provided outside São Paulo state with payment of ICMS to the State of São Paulo; (vi) co-billing; (vii) tax substitution based on fictitious tax basis (tax guideline); (viii) use of credits from electricity purchases; (ix) core activities, value-added and supplementary services (Agreement 69/98); (x) tax credits for challenges/opposition referring to telecommunications services not provided or charged in error (Agreement 39/01); (xi) goods shipped at values below purchase price (unconditional discounts); (xii) deferred collection of ICMS on interconnection (Declaration of Transit and Services Provided - DETRAF); (xiii) credits from tax benefits granted by other federal bodies; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfer of assets between own establishments; (xvi) credits for tax on communication services used in providing services of the same nature; (xvii) cards donation for pre-paid service activation; (xviii) reversal of credit arising from free lease transactions, in transfer of networks (uses by the Company itself and exemption for public bodies); (xix) Detraf fine; (xx) ICMS on own consumption; (xxi) ICMS on exemption for public bodies; (xxii) issue of tax receipts with negative ICMS values due to granting of conditional discounts; (xxiii) rewriting of tax ledger without advance authorization from tax authorities; (xxiv) on signing; and (xxv) tax on unmeasured services.

At March 31, 2016, consolidated amounts involved totaled R$13,852,553 (R$12,921,976 at December 31, 2015).

Page. 36

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Municipal Taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the municipal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) ISS on non-core activity, value-added and supplementary services; (ii) ISS withholding at source; (iii) IPTU; (iv) land use tax; (v) various municipal charges; (vi) charge for use of mobile network and lease of infrastructure; (vii) advertising services; (viii) services provided by third parties; (ix) advisory services in corporate management provided by Telefónica International; (x) ISS on calls identification and mobile phone licensing services; and (xi) ISS on full-time services, provisions, returns and cancelled tax receipts.

At March 31, 2016, consolidated amounts involved totaled R$812,408 (R$769,113 at December 31, 2015).

ANATEL

Universal Telecommunications Services Fund (“FUST”)

Injunctions for recognition of the right not to include charges for interconnection and industrial use of dedicated lines (EILD) in the calculation base for FUST, as provided for under Precedent No. 7, of December 15, 2005, for non-compliance with the provisions of Article 6, sole paragraph, of Law No. 9.998/00, awaiting a decision in the court of appeal.

Various delinquency notices were issued by ANATEL in the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At March 31, 2016, consolidated amounts involved totaled R$4,037,727 (R$3,647,291 at December 31, 2015).

Fund for Technological Development of Telecommunications (“FUNTTEL”)

The Company and/or its subsidiaries are parties to administrative and judicial proceedings, awaiting judgment in the lower administrative court and court of appeal. These proceedings concern the collection of a contribution to FUNTTEL on other revenues (not from telecommunications), and income and expenses transferred to other operators (interconnection).

At March 31, 2016, consolidated amounts involved totaled R$1,066,067 (R$911.836 at December 31, 2015).

Telecommunications Inspection Fund (“FISTEL”)

ANATEL collects TFI in the event of extension of the validity periods of licenses to use telephone exchanges for fixed switched telephone services and of the right to use radiofrequencies for personal mobile phone services.

This collection is based on ANATEL’s understanding that such extensions trigger a liability to TFI. The Company understands that this collection is improper, and is challenging the charge in court.

At March 31, 2016, consolidated amounts involved totaled R$2,515,881 (R$2,455,229 at December 31, 2015), excluding the corresponding court deposits..

Public Charge for Management of Numbering Resources (“PPNUM”)

The Company, along with other mobile operators in Brazil, has filed a challenge to the collection of PPNUM by ANATEL, which is in the nature of a charge. The Company made a judicial deposit referring to the amounts due. On April 23, 2009 the court ruled in favor of the operators, and the case is now awaiting judgment in the court of appeal.

At March 31, 2016, consolidated amounts involved totaled R$5,724 (R$5,627 at December 31, 2015).

Page. 37

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

18.3) Civil and Regulatory Provisions and Contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	03/31/16	12/31/15	03/31/16	12/31/15
Probable provisions	1,659,172	1,560,758	1,757,853	1,653,051
Civil	1,021,838	965,730	1,068,818	1,010,356
Regulatory	637,334	595,028	689,035	642,695

Possible contingencies	6,647,030	6,020,956	6,934,854	6,297,944
Civil	2,612,820	2,488,761	2,714,647	2,581,838
Regulatory	4,034,210	3,532,195	4,220,207	3,716,106

Provisions for probable civil contingencies

•           The Company and/or its subsidiaries are parties to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (share supplement proceedings). These proceedings are at different stages: 1st level court, court of justice and superior court of justice. At March 31, 2016, consolidated provisions totaled R$205,069 (R$190,004 at December 31, 2015).

•           The Company and/or its subsidiaries are parties to various civil proceedings related to consumers at the administrative and judicial level, referring to failure to supply services and/or products sold. At March 31, 2016, consolidated provisions totaled R$452,032 (R$435,782 at December 31, 2015).

•           The Company and/or its subsidiaries are parties to various civil proceedings of non-consumer at administrative and judicial level, all arising in the ordinary course of business. At March 31, 2016, consolidated provisions totaled R$411,717 (R$384,570 at December 31, 2015).

Provisions for probable regulatory contingencies

The Company and GVTPart. are parties to administrative proceedings against ANATEL, filed based on alleged failure to meet sector regulations, and to judicial proceedings to discuss sanctions applied by ANATEL at the administrative level. At March 31, 2016, consolidated provisions totaled R$689,035 (R$642,695 at December 31, 2015).

Possible civil contingencies

Management and its legal counsel understand that losses are possible in the following civil proceedings:

•       A Public Civil Action involving the Company related to the Community Telephone Plan (“PCT”), on possible rights to indemnify acquirers of expansion plans and did not receive shares in return for its financial investments, in the municipality of Mogi das Cruzes. The total consolidated amount approximates to R$448,580 at March 31, 2016 (R$421,085 at December 31, 2015). The Court of Justice of São Paulo (“TJSP”) overturned the decision and judged the case inadmissible. The Mogi das Cruzes Municipal Telephony Association (“plaintiff” or “Association”) filed a special appeal against the decision of the TJSP. On December 7, 2015, the Association’s appeal was turned down by the Superior Court of Justice. The Association has sought an Amendment of Judgment.

•       A Class Action filed by the Association of Participants in SISTEL (“ASTEL”) in the State of São Paulo, challenging changes made in the Company’s Retired Employees’ Medical Assistance Plan (“PAMA”) and, briefly summarized, claim for the reestablishment of the prior status quo ante. The proceeding is still at the appeal stage, awaiting a decision on the admissibility of special and extraordinary appeals against the decision of the first court of appeal, which overturned the lower court’s decision against the plaintiffs. The amount cannot be estimated and the claims are gross because they are unenforceable, given that they involve a return to the conditions of the previous plan.

Page. 38

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

•       Civil Public Actions filed by ASTEL in the State of São Paulo and by the National Federation of Associations of Retired Employees, Pensioners and Members of Pension Funds in the Telecommunications Sector (“FENAPAS”), both against Sistel, the Company and other operators, in order to annul the spin-off of a PBS private pension plan, alleging, in brief, the “dismantling of the Sistel Foundation’s supplementary pension system”, which had originated a number of specific minor PBS plans mirroring, corresponding to allocation of funds arising from a technical surplus and tax contingency existing at the time of the spin-off. The amount cannot be estimated and the claims are gross because they are unenforceable, given that they involve a return to the spun-off assets of Sistel consisting of the telecommunications operators belonging to the former Telebrás System.

•       The São Paulo State Prosecutor’s Office filed a public civil action claiming indemnity for moral and material damage suffered by all users of telecommunications services from 2004 to 2009 due to the poor quality of service and failures in the communications system. The Prosecutor’s Office suggested that a fine of R$1 billion should be imposed. The decision handed down on April 20, 2010 was for an indemnity to be paid for damage suffered by all users registering as parties to the action.

Alternatively, if the number users registering within a year were not compatible with the extent of the damage caused, the judge determined an amount of R$60 million to be deposited in the Special Expense Fund to Indemnify Damage to Collective Interests. It is not possible to estimate the number of consumers that may apply for individual registration, or the amounts that they may claimed. The parties have appealed. The effects of the sentence are suspended. No value has been assigned in the above table on the possible risk from this public civil action because, at present, it is not possible to estimate the cost to the Company in the event of loss, and it is equally not possible to set up a provision. On April 13, 2015, the Company’s appeal was judged, and the court unanimously overturned the lower court’s conviction of the Company to pay the moral and material damage supposedly suffered by all the consumers affected by the “problems” in the services provided. The Prosecutor’s Office filed a special and extraordinary appeal and we have filed counterarguments.

•       The Company is a party to civil proceedings in various levels, in which individual users, consumer rights associations or PROCON are making demands related to services supplied, and to other cases involving miscellaneous issues in the normal course of business. At March 31, 2016, consolidated provisions totaled R$2,251,455 (R$2,146,850 at December 31, 2015).

TGLog is a party to a civil execution action in the 3rd Civil Court of Barueri (SP) alleging lack of payment of trade bills for transportation services. TGLog’s defense is that it made legitimate deductions from the trade bills for breaches of contract and losses caused by damage to its customers' goods transported by the plaintiff, which is also the subject of another lawsuit. At March 31, 2016, the amount was R$1,098 (R$1,022 at December 31, 2015).

•       The Company has received tax assessment notices related to noncompliance with the Customer Service Decree ("SAC"). We are currently litigating several cases (administrative and judicial proceedings). At March 31, 2016 the consolidated amount was R$13,514 (R$12,881 at December 31, 2015).

•       Intelectual Property: On November 20, 2001, Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (“Lune”), a Brazilian company, filed an action on against 23 telecommunications operators of mobile services, claiming to own the patent for caller identifier and the "Bina". The purpose of that lawsuit was to interrupt provision of such service by operators of mobile services and to seek indemnification equivalent to the amount paid by consumers for using the service.

The court issued an unfavorable judgment determining that the Company should refrain from selling mobile phones with caller identifier service ("Bina"), subject to daily fine of R$10,000.00 in case of noncompliance. In addition, the Company must pay indemnification for royalties to be calculated in settlement.. All parties filed motions for clarification and Lunes' sought injunctive relief as appropriate at this stage of the proceedings. Lunes filed an interlocutory appeal in relation to this decision, which granted suspensive effect to the injunctive relief and suspended the effects of the unfavorable decision until final judgment of the Appeal. An appeal was filed against the pending judgment. The extent of any liability that may arise from this claim cannot be determined at this point in time.

Page. 39

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

•       The Company and other wireless telecommunications operators, are defendants in several lawsuits filed by public prosecutors and consumer protection associations challenging imposition of a period in which prepaid minutes may be used. The complainants claim that prepaid minutes should not expire after a specific period of time. Contradictory decisions have been made by the courts, although we believe that our criteria for imposing a period determination comply with ANATEL regulations. Based on the opinion of our legal advisors, we understand the probability of the class actions having an unfavorable outcome is remote.

Possible Regulatory contingencies

Management and its legal advisors understand that the chances of losing the following cases involving regulatory matters may be rated 'possible':

•       The Company and GVTPart. are parties to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative sphere. At March 31, 2016, the consolidated amount was R$4,220,207 (R$3,716,106 for the Company at December 31, 2015).

•       Administrative and judicial proceedings discussing payment of 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grant right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider’s Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated in clause 1.7 of referred Authorization Term.

Based on the provisions of the Authorization Term, the interconnection services revenues should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charged, based on ANATEL’s position.

18.4) Guarantees

The Company and its subsidiaries provided guarantees for tax, civil and labor proceedings, as follows:

	Consolidated
	03/31/16			12/31/15
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	164,404	5,981,806	2,762,978	163,802	5,753,463	2,750,864
Total	164,404	5,981,806	2,762,978	163,802	5,753,463	2,750,864

At March 31, 2016, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments) in the consolidated amount of R$69,411 (R$71,059 at December 31, 2015).

Page. 40

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

19)  DEFERRED REVENUES

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Services and goods (1)	405,305	466,943	405,305	466,943
Disposal of PP&E (2)	228,430	87,906	228,430	87,906
Activation revenue (3)	65,391	70,507	67,232	72,737
Customer loyalty program (4)	97,591	95,893	97,591	95,893
Government grants (5)	132,115	133,099	132,115	133,099
Donations of equipment (6)	8,220	8,281	8,220	8,281
Other revenues (7)	56,388	58,935	58,886	58,935
Total	993,440	921,564	997,779	923,794

Current	527,187	562,601	531,371	564,557
Non-current	466,253	358,963	466,408	359,237

(1)  This refers to the balances of revenues from recharging prepaid services and multi-element operations, which are recognized in income as services are provided to customers. It includes the amount of the agreement the Company entered into for industrial use of its mobile network by a different SMP operator in Regions I, II and III of the general authorizations plan (“ PGA” ), which is intended solely to the rendering of SMP services by the operator for its users.

(2)  This refers to the net balances of the residual values from sale of non- strategic towers and rooftops, which will be transferred to income as the conditions for recognition are fulfilled. For the three-month period ended March 31, 2016, it includes the amount of R$140,846 related to the sale of the Company owned towers to Towerco Latam Brasil Ltda, a subsidiary directly held by Telefónica (note 29).

(3)  This refers to the deferred activation revenue (fixed) recognized in income over the estimated period in which a customer remains in the base.

(4)  This refers to points earned under the Company's loyalty program, which enables customers to accumulate points by paying bills referring to use of services offered. The balance represents the Company's estimate of customers’ exchanging points for goods and / or services in the future.

(5)  This refers to government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment and registered at BNDES (Finame), and applied in projects to expand network capacity. These amounts have been amortized over the useful life cycle of the equipment and subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(6)  This refers to the balances of network equipment donated by suppliers, which are amortized over their useful life cycles.

(7)  This Includes amount of the reimbursement process of unemployment costs of radio frequency sub-bands 2.500MHz to 2.690MHz due to the deactivation of the Multichannel Multipoint Distribution Service (MMDS).

Page. 41

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

20) LOANS, FINANCING, DEBENTURES, FINANCIAL LEASE AND CONTINGENT CONSIDERATION

a) Breakdown

	Company
	Information as of March 31, 2016			03/31/16			12/31/15
	Currency	Annual interest rate	Maturity	Current	Non-current	Total	Current	Non-current	Total

Local currency				837,580	5,010,367	5,847,947	1,740,266	5,075,504	6,815,770

Loans and financing - Financial Institutions				471,221	943,233	1,414,454	473,807	1,034,754	1,508,561
Financing – BNDES	URTJLP (1)	TJLP+ 0 a 9%	07/15/19	343,452	829,594	1,173,046	328,989	898,735	1,227,724
Financing – BNDES	R$	2.5 to 5.5%	01/15/23	89,941	113,639	203,580	90,779	136,019	226,798
Financing – BNB	R$	10.00%	10/30/16	37,828	-	37,828	54,039	-	54,039

Financing – Suppliers	R$	108% of CDI	10/22/16	237,251	-	237,251	1,113,244	-	1,113,244

Financial lease	R$	IPCA and IGP-M	08/31/33	33,850	255,301	289,151	32,291	239,239	271,530

Debentures				95,258	3,428,231	3,523,489	120,924	3,423,790	3,544,714
4th issue – Series 3	R$	IPCA+4.00%	10/15/19	650	34,885	35,535	292	33,172	33,464
1st issue – Minas Comunica	R$	IPCA+0.50%	07/05/21	-	94,212	94,212	-	91,608	91,608
3rd issue	R$	100% of CDI + 0.75%	09/10/17	15,576	1,999,699	2,015,275	87,217	1,999,645	2,086,862
4th issue	R$	100% of CDI + 0.68%	04/25/18	79,032	1,299,435	1,378,467	33,415	1,299,365	1,332,780

Contingent Consideration	R$			-	383,602	383,602	-	377,721	377,721

Foreign Currency				177,962	1,341,078	1,519,040	191,695	1,490,273	1,681,968

Loans and financing - Financial Institutions				177,962	1,341,078	1,519,040	191,695	1,490,273	1,681,968
Financing – BNDES	UMBND (2)	ECM (3) + 2.38%	07/15/19	149,204	364,284	513,488	159,897	434,221	594,118
Resolution 4131	US$	2.05% and Libor + 2.00%	12/18/17	28,758	976,794	1,005,552	31,798	1,056,052	1,087,850

Total				1,015,542	6,351,445	7,366,987	1,931,961	6,565,777	8,497,738

LOANS, FINANCING AND FINANCIAL LEASE				920,284	2,539,612	3,459,896	1,811,037	2,764,266	4,575,303
Debentures				95,258	3,428,231	3,523,489	120,924	3,423,790	3,544,714
Contingent Consideration				-	383,602	383,602	-	377,721	377,721
Total				1,015,542	6,351,445	7,366,987	1,931,961	6,565,777	8,497,738

	Consolidated
	Information as of March 31, 2016			03/31/16			12/31/15
	Currency	Annual interest rate	Maturity	Current	Non-current	Total	Current	Non-current	Total

Local currency				1,141,528	6,261,160	7,402,688	2,151,296	6,388,026	8,539,322

Loans and financing - Financial Institutions				771,730	2,175,390	2,947,120	765,601	2,325,920	3,091,521
Financing – BNDES	URTJLP (1)	TJLP+ 0 to 9%	01/15/23	587,456	1,713,444	2,300,900	571,223	1,838,275	2,409,498
Financing – BNDES	R$	2.5 to 5.5%	01/15/23	108,507	270,017	378,524	106,008	298,634	404,642
Financing – BNDES	R$	IPCA + 2.95% + TR	07/15/16	32,483	-	32,483	30,722	-	30,722
Financing – BNDES	R$	SELIC ACUM. D-2 + 2.32%	01/15/23	705	151,594	152,299	710	146,815	147,525
Financing – BNB	R$	7.0% to 10%	08/18/22	42,579	40,335	82,914	56,938	42,196	99,134

Financing – Suppliers	R$	108% of CDI	10/22/16	237,251	-	237,251	1,228,682	-	1,228,682

Financial lease	R$	IPCA and IGP-M	08/31/33	37,289	273,937	311,226	36,089	260,595	296,684

Debentures				95,258	3,428,231	3,523,489	120,924	3,423,790	3,544,714
4th issue – Series 3	R$	IPCA+4.00%	10/15/19	650	34,885	35,535	292	33,172	33,464
1st issue – Minas Comunica	R$	IPCA+0.50%	07/05/21	-	94,212	94,212	-	91,608	91,608
3rd issue	R$	100% of CDI + 0.75%	09/10/17	15,576	1,999,699	2,015,275	87,217	1,999,645	2,086,862
4th issue	R$	100% of CDI + 0.68%	04/25/18	79,032	1,299,435	1,378,467	33,415	1,299,365	1,332,780

Contingent Consideration	R$			-	383,602	383,602	-	377,721	377,721

Foreign Currency				177,962	1,341,078	1,519,040	191,695	1,490,273	1,681,968

Loans and financing - Financial Institutions				177,962	1,341,078	1,519,040	191,695	1,490,273	1,681,968
Financing – BNDES	UMBND (2)	ECM (3) + 2.38%	07/15/19	149,204	364,284	513,488	159,897	434,221	594,118
Resolution 4131	US$	2.05% and Libor + 2.00%	12/18/17	28,758	976,794	1,005,552	31,798	1,056,052	1,087,850
Total				1,319,490	7,602,238	8,921,728	2,342,991	7,878,299	10,221,290

LOANS, FINANCING AND FINANCIAL LEASE				1,224,232	3,790,405	5,014,637	2,222,067	4,076,788	6,298,855
Debentures				95,258	3,428,231	3,523,489	120,924	3,423,790	3,544,714
Contingent Consideration				-	383,602	383,602	-	377,721	377,721
Total				1,319,490	7,602,238	8,921,728	2,342,991	7,878,299	10,221,290

Page. 42

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

(1) URTJLP - Long-Term Interest Rate Reference Unit used by BNDES as contractual currency for loans.

(2) UMBND - Monetary unit based on a basket of currencies used by BNDES as contractual currency for loans based on funding obtained in a foreign currency.

(3) ECM - rate announced by BNDES each quarter for currency-basket charges.

b) Loans and Financing

Details of loans and financing at March 31, 2016 and December 31, 2015 are as follows:

Brazilian Development Bank ("BNDES")

•        On October 14, 2011, a credit facility in the amount of R$3,031,110, adjusted to R$2,152,098 in 2013, of which sub-credit facility "A" was in the amount of R$1,360,455 (TJLP + 3.38% p.a.); sub-credit facility "B" in the amount of R$406,206 (UMBND + 2.38% p.a.); sub-credit facility "C" in the amount of R$282,149 (TJLP + 1.48% p.a.); sub-credit facility "D" in the amount of R$80,948 (TJLP + 4.08% p.a.); and sub-credit facility"E" in the amount of R$22,340 (TJLP), maturating in 8 years, with a grace period expiring on July 15, 2014. After this period, interest and amortization of principal will be paid in 60 consecutive monthly installments, for new negotiations of facilities and types of credit with the bank. The total amount of these funds have been withdrawn by the Company and used in investments in expansion and improvement the current network, implementation of the infrastructure required for new technologies from 2011 to 2013, and construction of a data center in the city of Tamboré (SP) and social projects.

The balance of these contracts at March 31, 2016 was R$1,686,514, of which R$1,173,026 in TJLP and R$513,488 in UMBND (R$1,821,621, of which R$1,227,503 in TJLP and R$594,118 in UMBND at December 31, 2015).

•       From August 17, 2009 to December 3, 2009, credit facilities approved amounted to R$319,927 at annual interest rates 4.5% and 5.5% p.a. over 10 years, with payment of interest charges and payment of principal in 96 consecutive monthly installments as of March 15, 2012, after a 2-year grace period. These funds were obtained through the Investment Support Program (BNDES PSI) and used to improve network capacity through acquisition of domestic equipment previously registered with BNDES (subject to FINAME) and released as that investments is evidenced. Up to December 31, 2012 R$184,489 was released and the remaining balance of R$135,438 was canceled.

The remaining balance of this fixed-rate agreement at March 31, 2016 was R$87,987 (R$92,480 at December 31, 2015).

•       From November 24, 2010 to March 31, 2011, credit facilities were approved in the amount of R$29,066 at annual interest rates of 5.5%, TJLP + 5.7% and TJLP + 9.0%, for a total of five years of maturity, with payment of interest charges and payment of principal in 48 consecutive monthly installments from January 15, 2012, after a 1-year grace period. On December 15, 2015, the amount loaned on November 24, 2010 had been settled in full; on January 15, 2016, the amount loaned on December 15, 2010 had been settled in full; and on February 15, 2016, the amount loaned on February 8, 2011 had been settled in full. On December 15, 2011, credit facilities in the amount of R$11,097 at annual interest rates of 5.0% and 8.7% was approved for a total period of 36 months to maturity, with payment of interest charges and payment of principal in 30 consecutive monthly installments until settlement on March 15, 2015. On December 12, 2012, another credit facilities in the amount of R$9,493 at an annual interest rate of 2.5% was approved for repayment in 36 months with a 6-month grace period and payment of interest charges and payment of principal in 30 consecutive monthly installments until settled on December 15, 2015.

The balance remaining on these agreements at March 31, 2016 was R$93, of which R$74 at fixed rate charges and R$19 at TJLP (R$1,100, of which R$879 at fixed rate and R$221 at TJLP rate at December 31, 2015).

Page. 43

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

•       On December 28, 2010, a credit facility in the amount of R$5,417 was approved and subsequently restated to R$2,262, at an annual interest rate of 5.5% for a total of 10 years of maturity, with payment of principal in 96 consecutive monthly installments from February 15, 2013, after a 2-year grace period, through the Investment Support Program (BNDES PSI). The entire amount of this credit facility was withdrawn by the Company.

The remaining balance of this agreement at fixed interest rates at March 31, 2016 was R$1,183 (R$1,243 at December 31, 2015).

•       On December 28, 2012, credit facilities were approved in the amount of R$353,483, which was subsequently restated to R$225,467, at an annual interest rate of 2.5% for 60 months, with a 24-month grace period for principal to be released as the investments were made and documented. The entire amount of this credit facility was withdrawn by the Company.

The balance of this agreement at fixed interest rates at March 31, 2016 was R$111,671 (R$129,224 at December 31, 2015).

•       On August 1, 2013, credit facility was approved in the amount of R$4,030, at an annual interest rate of 3.5% for 60 months with a 24-month grace period for principal, which were released as the investments were made and documented. The entire amount of this credit facility was withdrawn by the Company.

The balance of this agreement at fixed rates at March 31, 2016 was R$2,666 (R$2,972 at December 31, 2015).

•       On December 12, 2008, a R$615,909 credit facility for GVT was approved, of which sub-credit facility "A" in the amount of R$158,520 (IPCA + TR + 2.95% p.a.) for a total of 8 years, with payment of principal in 6 consecutive annual installments and grace period expired on June 15, 2011; sub-credit facility "B" in the amount of R$369,880 (TJLP + 2.95% p.a.); and sub-credit facility "C" in the amount of R$87,509 (TJLP + 2.05% p.a.) for 9 years, with payment of interest charges and payment of principal in 72 consecutive monthly installments, grace period expired on June 15, 2011. The entire amount of this credit facility has been drawn down by the Company and used to invest in products and services made and provided domestically. On June 21, 2010, GVT received authorization from the BNDES regarding its request for partial early settlement of this loan. The amounts shown in this note include the partial early settlement on July 15, 2010 plus regular contractual repayments as of July 15, 2011.

The balance of these agreements at March 31, 2016 was R$104,999, of which R$32,483 at IPCA + TR and R$72,516 at TJLP (R$117,434, of which R$30,722 at IPCA + TR and R$86,712 at TJLP at December 31, 2015).

•       On November 9, 2011, GVT signed its second loan agreement with BNDES in order to obtain funds for its 2011-2013 investment plan for the purpose of expanding the current operating areas to new ones, modernizing telecommunications and internet services, and launching new services. The total amount of the loan is R$1,184,107, of which sub-credit facility "A" in the amount of R$875,365 (TJLP + 3.38% p.a.), sub-credit facility "B" in the amount of R$222,703 (TJLP + 1.48% p.a.), sub-credit facility "C" in the amount of R$81,177 (5% p.a.) and sub-credit facility "D" in the amount of R$4,862 (TJLP), for 9 years, with a grace period expired on August 15, 2014. After this period, interest charges are paid and principal payments made in 72 consecutive monthly installments for sub-credit facilities "A", "B" and "D" and payment of sub-credit facility "C" in 63 monthly installments. The Company made withdrawals relating to this facility and the remaining R$45,490, was canceled on April 9, 2014 (sub-credit facility "B" R$40,929 and sub-credit facility "C" R$4,561).

The balance of this agreement at March 31, 2016 was R$844,009, of which R$790,384 at TJLP and R$53,625 at fixed rates (R$889,654, of which R$832,372 at TJLP and R$57,282 at fixed rates at December 31, 2015).

Page. 44

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

•       On December 30, 2014 GVT signed its third loan agreement with BNDES and obtained funds to be allocated to its 2014-2016 investment plan for expanding current operating areas and further expansion. The total loan agreement amount is R$1,000,293, with sub-credit facility "A" in the amount of R$297,486 (TJLP + 3.12% p.a.), sub-credit facility "B" in the amount of R$297,486 (Selic + 2.32% p.a.), sub-credit facility "C" in the amount of R$105,332 (6% p.a.), sub-credit facility "D" in the amount of R$94,668 (4% p.a.), sub-credit facility "E" in the amount of R$195,749 (TJLP + 2.32% p.a.) and sub-credit facility "F" in the amount of R$9,572 (TJLP) for a total term of 8 years, with a grace period to expire on January 15, 2018 for sub-credit facilities "A", "B", "D" "E" and "F". After this period, interest charges and payment of principal will be made in 60 consecutive monthly installments, the last on January 15, 2023. For sub-credit facility "C" repayment will be in 60 monthly installments, the first on February 15, 2017 and the last on January 15, 2022.

During 2015, GVT made two withdrawals relating to this agreement in half-years 1 and 2 amounting to R$340,448 and R$170,000, respectively.

The balance of this agreement at March 31, 2016 was R$538,572, of which R$264,955 at TJLP, R$ 152,299 at Selic and R$121,318 at fixed rates (R$530,777, of which R$262,690 at TJLP, R$147,525 at Selic and R$120,562 at fixed rates at December 31, 2015).

•       Some of the above-mentioned finance agreements with BNDES are at interest rates below market rates. These transactions fit into the scope of IAS 20 / CPC 7, therefore the subsidies granted by BNDES were adjusted to present value and deferred in accordance with the useful life of the assets financed, resulting in balance at March 31, 2016 of R$43,922 (R$47,346 at December 31, 2015), note 19.

Banco do Nordeste ("BNB")

•       On January 29, 2007 and October 30, 2008, the Company obtained credit facilities in the amount of R$247,240 and R$389,000, respectively, at an annual interest rate of 10%, for 8 years of maturity, with payment of interest charges and payment of principal in 78 and 72 installments, after a 2-year grace period. These credit facilities were fully withdrawn and the funds were used for investment projects to implement and expand cellular mobile network capacity in the Northeast. The first loan was settled on January 29, 2015.

The balance on this agreement at March 31, 2016 was R$37,828 (R$54,039 at December 31, 2015).

•       On August 18, 2014, GVT obtained credit facilities amounting to R$31,619 and R$115,014 at annual interest rates of 7.06% and 8.24%, respectively, for a total term of 8 years, with payment of interest charges and payment of principal in 72 installments after the 2-year grace period expiring September 18, 2016. On April 17, 2015, the amount of R$5,719 was drawn down on the first facility and R$38,959 on the second. These funds were used for investment projects and expansion in Brazil’s Northeast region.

The balance of this agreement at March 31, 2016 was R$45,086 (R$45,095 at December 31, 2015).

Resolution 4131

From November 10 to December 23, 2015 , foreign currency (USD) loans were obtained based on the Central Bank of Brazil’s Resolution 4131. The amount of US$285 million was taken out from the financial institutions Scotiabank and Bank of America at annual interest rates of 2.05% and Libor + 2% and maturity within up to two years. For each of these transactions, derivatives were taken out by the Company for hedge against currency exchange-rate risk associated with this debt and since these were effective hedges, the hedge accounting methodology was adopted. On March 31, 2016, therefore, risk covered by these derivatives was recognized in the balance at their fair value on that date.

Page. 45

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

The balance of these agreements at March 31, 2016 was R$1,005,552 (R$1,087,850 at December 31, 2015).

Financing - Suppliers

Through bilateral agreements with suppliers, the Company obtained up to 365 days rescheduled payment terms at a cost based on the CDI fixed rate for the respective periods. On March 31, 2016 the amount recognized in the Company's current liabilities was R$237,251 (R$1,228,682 at December 31, 2015) at average net cost equivalent to 108% of the CDI rate.

c) Financial Lease

Financial lease agreements, through which the Company and its subsidiaries obtained the risks and benefits associated with ownership of the leased items, are capitalized on the lease inception date at the fair value of the asset leased or, if lower, at the present value of the minimum payments of lease agreement. If applicable, the initial direct costs incurred in the transaction are added to costs.

Agreements classified as financial lease agreements in the condition of lessee related to: (i) lease of towers and rooftops arising from sale and financial leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network connecting cities in the North and Midwest regions of Brazil. The net book value of the assets has remained unchanged until sale thereof, and a liability recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

The balances of payables related to the abovementioned transactions include the following effects:

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Nominal value payable	742,737	735,643	788,817	761,073
Unrealized financial expenses	(453,586)	(464,113)	(477,591)	(464,389)
Present value payable	289,151	271,530	311,226	296,684

Current	33,850	32,291	37,289	36,089
Non-current	255,301	239,239	273,937	260,595

The following table shows the aging list of financial lease payable at March 31, 2016:

	Company		Consolidated
	Nominal value payable	Present value payable	Nominal value payable	Present value payable
Up to 1 year	36,678	33,850	40,518	37,289
From 1 to 5 years	152,953	107,315	168,313	117,305
Over five years	553,106	147,986	579,986	156,632
Total	742,737	289,151	788,817	311,226

There are no unsecured residual amounts that lead to benefits to the lessor nor contingency payments recognized as income at March 31, 2016 and December 31, 2015.

d) Debentures

The following details are for currently effective debentures at March 31, 2016 and December 31, 2015.

Page. 46

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

1st issue Debentures - Minas Comunica

Abiding by SMP Service Agreement, as per Public Selection No 001/07, the State of Minas Gerais, through its State Department for Economic Development, has undertaken to subscribe debentures issued under the Minas Comunica Program using funds from the Telecommunication Services Universal Access Fund (FUNDOMIC). This program would enable SMP services to be provided for 134 locations in the areas registered under Nos 34, 35 and 38.

Secured by certification from the State Department for Economic Development, the following debentures were issued: (i) 621 debentures in the 1st series of the 1st issue in the amount of R$6,210 in order to extend service to 15 locations; (ii) 1,739 debentures in the 2nd series of the 1st issue in the amount of R$17,390 in order to extend service to 42 locations; and (iii) 3,190 debentures in the 3rd series of the 1st issue in the amount of R$31,900 to extend service to 77 locations, thus completing the program for extending service to 134 locations in the State of Minas Gerais. The debentures are junior, unsecured, non-convertible into shares, registered and book-entry, with no certificates issued, in up to five series.

The balance at March 31, 2016 was R$94,212 (R$91,608 at December 31, 2015).

 4th issue Debentures - Series 1, 2 and 3

On September 4, 2009, the Board of Directors approved the 4th public issue of junior debentures, not convertible into shares, all registered and dematerialized, unsecured, maturing over a ten-year period.

The total amount of the issue was R$810 million, of which the basic offering corresponded to R$600 million, plus R$210 million since additional debenture options were fully exercised.

The issue’s proceeds were used to repay the principal of the debt represented by the 6th issue of promissory notes and to strengthen its working capital.

1st Series: The Company issued 98,000 debentures in the 1st series. On October 15, 2012, the Company's debentures of the 1st series were renegotiated for the first time in accordance with all conditions approved by the Board of Directors at its meeting of July 24, 2012. The total amount renegotiated was R$93,150, and the Company repurchased debentures from dissenting holders in the amount of R$4,850 which were kept in treasury for subsequent cancellation.

On October 15, 2014, the debentures of the 1st series were renegotiated for the second time in accordance with all conditions approved by the Board of Directors at its meeting of September 9, 2014. Since the 1st series debenture holders did not approve of the new conditions renegotiated, the Company exercised its right under the conditions stipulated in the indenture to redeem all debentures of the 1st series on November 14, 2014 for subsequent cancellation of this series.

2nd Series: 640.000 debentures were issued in the 2nd series. On October 15, 2013, the Company renegotiated the 2nd series of debentures in accordance with all conditions approved by the Board of Directors at its meeting of September 19, 2013. The total amount renegotiated was R$640 million at 106.80% of the CDI rate, with a new maturity date of October 15, 2015.

On October 15, 2015, the 2nd series of debentures were renegotiated for the second time in accordance with all conditions approved by the Board of Directors at its meeting of September 22, 2015. Since the 2nd series debenture holders did not approve of the new conditions renegotiated, the Company exercised its right under the conditions stipulated in the indenture to redeem all debentures of the 2nd series on November 13, 2015 for subsequent cancellation of this series.

3rd Series: 72,000 debentures were issued in the 3rd series. On October 15, 2014, the Company renegotiated the 3rd series of debentures in accordance with all conditions approved by the Board of Directors at its meeting of September 9, 2014. The total renegotiated was R$31,489, and the Company repurchased debentures from dissenting holders in the amount of R$64,755 to be kept in treasury for subsequent cancellation.

The balance at March 31, 2016 was R$35,535 (R$33,464 at December 31, 2015).

Page. 47

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

3rd issue Debentures

On July 24, 2012 the Board of Directors approved a proposal for local financial market funding by issuing junior non-convertible debentures for up to R$2 billion, with a maximum 7-year maturity and firm guarantee of placement.

On September 10, 2012, 200,000 (two hundred thousand) junior, non-convertible, unsecured debentures were issued in a single series at unit par value of R$10,000.00, totaling R$2 billion.

Remuneration is 100.00% of CDI rate plus a spread of 0.75% per 252 business days. These debentures yield interest with semiannual payments, with interest accrual period of years, maturing on September 10, 2017. The par value of each debenture will be fully repaid in one single lump-sum payment on maturity date.

No renegotiation has been scheduled for these debentures.

The proceeds obtained from the restricted offering were used to invest directly in 4th generation mobile telephony (specifically to settle the 4G authorization auction price) and for liquidity and rescheduling other debts already owed by the Company.

Transaction costs related to this issue in the amount of R$248 on March 31, 2016 was (R$355 at December 31, 2015) were allocated to a liability reducer account as deferred costs and are recognized as financial expenses under the contractual terms of this issue.

The balance, net of transaction costs, at March 31, 2016 was R$2,015,275 (R$2,086,862 at December 31, 2015).

4th issue Debentures

On April 11, 2013 the Board of Directors approved a proposal for funding in the local financial market by issuing non-convertible junior debentures in the amount of R$1.3 billion.

The net proceeds from the issue were fully used in amortizing future debt, capital expenditure for projects being developed and to improve Company’s financial  liquidity.

The Company issued 130,000 debentures with par value equivalent to R$10,000.00. The debentures mature 5 years from their issue date of April 25, 2013, thus maturity date is April 25, 2018. The par value of each debenture will not be monetarily restated. Remuneration is 100.00% of the CDI rate plus a 0.68% p.a. spread per 252 business days.

Transaction costs related to this issue were R$565 on March 31, 2016 (R$635 at December 31, 2015).

The balance, net of transaction costs, at March 31, 2016 was R$1,378,467 (R$1,332,780 at December 31, 2015).

e) Contingent consideration

As part of the Stock Purchase Agreement and Other Covenants signed by the Company to acquire all Vivendi´s GVTPart shares, a contingent consideration was agreed in relation to the court deposit made by GVT for monthly installments of income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring concluded by GVT in 2013. In September 2014, GVT filed to cancel the judicial appeal and return the amount deposited.

If GVT succeeds in obtaining (reimbursing, repaying, offsetting) this amount, it will be returned to Vivendi, provided there is a final and non-appealable judgment (res judicata). Reimbursement will be made within 15 years.

Page. 48

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

The amount calculated on the effective date of acquisition of control of GVTPart (Note 3) is R$344,217, recorded as "Judicial deposits, non-current" in GVT. This amount is subject to monthly restatement by GVT and the Company at the SELIC rate.

The balance of contingent consideration at March 31, 2016 was R$383,602 (R$377,721 at December 31, 2015).

f) Payment Schedule

Non-current amounts of loans, financing, lease, debentures and contingent consideration on March 31, 2016 were broken down by maturity year as follows:

	Company
Year	Loans and financing	Debentures	Financial lease	Contingent Consideration	Total
2017	1,559,699	1,999,699	31,195	-	3,590,593
2018	534,617	1,352,022	29,238	-	1,915,877
2019	189,995	48,760	27,452	-	266,207
2020	-	13,875	19,430	-	33,305
2021 onwards	-	13,875	147,986	383,602	545,463
Total	2,284,311	3,428,231	255,301	383,602	6,351,445

	Consolidated
Year	Loans and financing	Debentures	Financial lease	Contingent Consideration	Total
2017	1,805,689	1,999,699	34,208	-	3,839,596
2018	844,385	1,352,022	31,877	-	2,228,284
2019	493,482	48,760	29,764	-	572,006
2020	186,657	13,875	21,456	-	221,988
2021 onwards	186,255	13,875	156,632	383,602	740,364
Total	3,516,468	3,428,231	273,937	383,602	7,602,238

g) Covenants

There are loans and financing and debentures shown in tables in notes 20b) and 20d) that contain specific clauses for penalties if there is breach of contract. The breach of contract stipulated in the agreements made with the above-mentioned institutions is characterized by not fulfilling covenants or contractual provisions resulting in the early settlement of the loan or debt.

Some of the loans and financing obtained from BNDES, for which the balance at March 31, 2016 was R$3,174,096 (R$3,359,288 at December 31, 2015), are tied to economic and financial ratios determined every six months or annually. On these dates, all economic and financial ratios provided for in the two existing contracts were reached.

The 4th debenture issue (3rd series), the 3rd issue (single series, net of issuing costs) and the 4th issue (single series, net of issuing costs) for which the combined balances at March 31, 2016 were R$3,429.277 (R$3,453,106 at December 31, 2015), establish quarterly economic and financial ratios which were all fulfilled on these dates

The Minas Comunica program's debentures, for which the balance at March 31, 2016 was R$94,212 (R$91,608 at December 31, 2015), provide for quarterly economic and financial ratios all of which were fulfilled on these dates.

h) Guarantees

At March 31, 2016, guarantees were provided for part of the Company's and GVT's loans and financing, as shown below:

Page. 49

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Creditor	Balances	Guarantee
BNDES	R$1,173,045 (URTJLP) R$513,488 (UMBND) R$203,581 (PSI) ------------------------------- R$1,127,855 (URTJLP) R$152,299 (UMSELIC) R$32,483 (UMIPCA) R$174,943 (Pré)

•       Loan (2011): guarantee in receivables referring to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

•       PSI (Pre) Loan: transfer of financed assets.

-------------------------------------------------------------------------------------

•       GVT loans (2008, 2011 and 2014): assignment of receivables corresponding to 20% of outstanding debt balance or 1 time the last installment of sub-credit facility "A" (UMIPCA) plus 5 times the last installment of each of the other sub-credit facility, whichever is greater

BNB	R$37,828 -------------------------------- R$45,086

•       Bank guarantee issued by Banco Bradesco in the amount equivalent to 100% of the outstanding financing debt balance.

•       Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of amortization referenced to the average post-grace period installment. Balances were R$29,943 and R$29,010 at March 31, 2016 and December 31, 2015 respectively.

-------------------------------------------------------------------------------------

•       Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance.

Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$10,110 and R$9,795 at March 31, 2016 and December 31, 2015, respectively.

i) Changes

Changes in loans, financing, debentures, financial lease and contingent consideration are as follows:

Page. 50

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

	Company
	Loans and financing	Debentures	Financial lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12/31/14	3,402,253	4,166,663	230,344	-	-	7,799,260
Inflows	12,157	-	1,395	-	-	13,552
Government grants (Note 19)	(1,548)	-	-	-	-	(1,548)
Financial charges	79,250	124,795	9,850	-	-	213,895
Issue costs	-	124	-	-	-	124
Monetary and foreign exchange restatement	172,385	-	-	-	-	172,385
Write-offs (payments)	(1,090,741)	(117,852)	(5,531)	-	-	(1,214,124)
Balance at 03/31/15	2,573,756	4,173,730	236,058	-	-	6,983,544
Inflows	1,103,053	-	48,235	1,113,267	-	2,264,555
Government grants (Note 19)	(58)	-	-	-	-	(58)
Financial charges	105,276	404,217	11,160	18,911	33,504	573,068
Issue costs	-	371	-	-	-	371
Monetary and foreign exchange restatement	115,288	-	-	-	-	115,288
Write-offs (payments)	(706,786)	(1,033,604)	(23,923)	(18,934)	-	(1,783,247)
Business combination (Note 3)	-	-	-	-	344,217	344,217
Balance at 12/31/15	3,190,529	3,544,714	271,530	1,113,244	377,721	8,497,738
Inflows	-	-	2,675	114,426	-	117,101
Financial charges	97,850	120,951	22,240	6,527	5,881	253,449
Issue costs	-	124	-	-	-	124
Monetary and foreign exchange restatement	(140,245)	-	-	-	-	(140,245)
Write-offs (payments)	(214,640)	(142,300)	(7,294)	(996,946)	-	(1,361,180)
Balance at 03/31/16	2,933,494	3,523,489	289,151	237,251	383,602	7,366,987

	Consolidated
	Loans and financing	Debentures	Financial lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12.31.14	3,402,253	4,166,663	230,344	-	-	7,799,260
Inflows	12,157	-	1,395	-	-	13,552
Government grants (Note 19)	(1,548)	-	-	-	-	(1,548)
Financial charges	79,250	124,795	9,850	-	-	213,895
Issue costs	-	124	-	-	-	124
Monetary and foreign exchange restatement	172,385	-	-	-	-	172,385
Write-offs (payments)	(1,090,741)	(117,852)	(5,531)	-	-	(1,214,124)
Balance at 03.31.15	2,573,756	4,173,730	236,058	-	-	6,983,544
Inflows	1,273,053	-	73,389	1,132,357	-	2,478,799
Government grants (Note 19)	(58)	-	-	-	-	(58)
Financial charges	229,000	404,217	11,160	29,243	33,504	707,124
Issue costs	-	371	-	-	-	371
Monetary and foreign exchange restatement	988,994	-	-	-	-	988,994
Write-offs (payments)	(7,178,704)	(1,033,604)	(23,923)	(102,499)	-	(8,338,730)
Business combination (Note 3)	6,887,448	-	-	169,581	344,217	7,401,246
Balance at 12.31.15	4,773,489	3,544,714	296,684	1,228,682	377,721	10,221,290
Inflows	-	-	2,675	114,426	-	117,101
Financial charges	137,478	120,951	23,001	6,632	5,881	293,943
Issue costs	-	124	-	-	-	124
Monetary and foreign exchange restatement	(140,245)	-	-	-	-	(140,245)
Write-offs (payments)	(304,562)	(142,300)	(11,134)	(1,112,489)	-	(1,570,485)
Balance at 03.31.16	4,466,160	3,523,489	311,226	237,251	383,602	8,921,728

Page. 51

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

21) OTHER LIABILITIES

	Company		Consolidated
	03/31/16	12/31/15	03/31/16	12/31/15
Authorization licenses (1)	987,665	952,651	987,665	952,651
Grouping of split shares (2)	32,088	32,252	32,088	32,252
Liabilities with related parties (Note 29)	166,161	181,337	125,182	121,986
Payment for license renewal (3)	177,222	151,496	177,222	151,496
Third-party withholdings (4)	178,567	173,154	197,236	196,626
Amounts to be refunded to subscribers	130,149	110,205	133,151	113,354
Exchange of fiber optics and PPDUR (5)	-	-	15,579	18,560
Other liabilities	70,085	67,625	100,470	89,654
Total	1,741,937	1,668,720	1,768,593	1,676,579

Current	1,507,129	1,006,901	1,507,668	1,010,657
Non-current	234,808	661,819	260,925	665,922

(1)  This refers to the Company's share of responsibility under the contract signed with ANATEL, whereby the operators winning this auction set up EAD, the company responsible for isonomic operation of all TV channel and RTV redistribution procedures and for solving problems arising from interference in radio communication systems.

(2)  This refers to the loan made to holders of the remaining stock (common and preferred) resulting from reverse split and fractioning of the shares of the Company and the merged companies.

(3)  This refers to the cost of renewing STFC and SMP licenses.

(4)  This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

(5)  Fiber optic exchange: refers to fiber optic cable installed in Brazil's South region. The original amount was recorded in Property, Plant and Equipment.  This liability is to be met by providing services in the 17-year contractual period as of 2002 and is not subject to interest charges on the remaining balance. The total balance payable by GVT at March 31, 2016 was R$7,042 (R$7,717 at December 31, 2015).

Public Price for Radio Frequency Right of Use (PPDUR): Under the telecommunications legislation, the price paid for a Mirror License included the right to use any frequencies required to meet the 20-year expansion targets at no additional cost. However, ANATEL's bidding procedure for Region II Mirror Companies established that if the price paid by the winner was below the price for using frequencies, the difference should be paid by the winner. In November 2014, after legal discussions between GVT and ANATEL, a back-tax agreement or REFIS was granted and deferred with a discount of R$16,217 for a final outstanding balance to pay of R$18,530, of which 15% (R$2,780) was paid and the remainder agreed to be paid in 30 installments. The balance payable at March 31, 2016 totaled R$8,537 (R$10,843 at December 31, 2015).

22)  EQUITY

a) Capital

Company’s capital at March 31, 2016 and December 31, 2015 was R$63,571,416. Subscribed and paid-in capital was represented by non-par value shares as follows:

Page. 52

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%, including treasury shares	%, except for treasury shares

Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%	73.69%
Telefónica Internacional S.A.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%	24.12%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%	29.81%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%	19.70%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%	0.06%

Non-controlling shareholders	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%	26.31%
Other shareholders	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%	26.31%

Total outstanding shares	569,354,053	99.60%	1,119,339,972	100.00%	1,688,694,025	99.86%	100.00%

Treasury Shares	2,290,164	0.40%	734	0.00%	2,290,898	0.14%	0.00%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%	100.00%

Book value per outstanding share:
At 03/31/16					R$ 41.03
At 12/31/15					R$ 40.60

According to its bylaws, the Company is authorized to increase its share capital up to 1,850,000,000 (one billion, eight hundred fifty million) shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Nevertheless, under the Brazilian Corporation Law (Law 6404/76, Article 166, IV) - establishes that capital may be increased by a resolution voted at a Special Shareholders’ Meeting convened to decide on amendments to the bylaws, if authorization for the capital increase limit has expired.

Capital increases do not necessarily observe the proportion between the number of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

Preferred shares are non-voting, except for the cases set forth in Articles 9 and 10 of the bylaws, but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company's bylaws and item II, paragraph 1, article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive fiscal years and this right will be kept until payment of this dividend.

b) Premium on acquisition of equity interest

Under the accounting practices adopted in Brazil previously to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at higher value than their carrying amount, the premium generated by the difference between the carrying amount value of shares acquired and their fair value. As of the adoption of IAS 27R (IFRS 10 since 2013)/ CPCs 35 and 36, the effects of all acquisitions of shares from non-controlling shareholders have been recorded in equity if the controlling shareholding remains unaltered. Therefore these transactions no longer generate goodwill or income and previous goodwill premiums on acquisitions by non-controlling shareholders were debited from the Company’s equity.

The balance of this item was R$75,388 at March 31, 2016 and December 31, 2015.

c) Capital Reserves

c.1) Other Capital Reserves

This item includes the amount of R$63,074 in tax benefit arising from the absorption of Telefônica Data do Brasil Ltda., which will be capitalized in favor of the controlling shareholder once the tax credit has been recognized in accordance with CVM Instruction 319/99.

Page. 53

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

It also includes the amount of R$1,372,683 referring to the amount by which the issue or capital increase amount exceeds that of the basic value of the shares on the issue date, and direct costs (net of taxes) related to capital increases in the fiscal year 2015.

The balance of this item was R$1,435,757 at March 31, 2016 and December 31, 2015.

c.2) Treasury stock

The Company's shares held in treasury arising from the acquisition and merger of GVTPart. shares that ended on June 30, 2015. Those holders of the Company's common and preferred shares who have expressed their disagreement with the acquisition of GVTPart. (Note 3) and absorption of GVTPart. stock by the Company for consequent conversion of GVTPart. to a wholly owned subsidiary of the Company, have the right to withdraw from the Company and be reimbursed for the amount of the shares held by them on September 19, 2014 (inclusive).

As a result of the Operation above, the Company paid R$87,805 to the shareholders who exercised their right to dissent, including those who requested the preparation of a special balance sheet, representing 2,290,989 shares, of which 2,290,164 common and 734 shares preferred.

The balance of this item was R$87,805 at March 31, 2016 and December 31, 2015.

d) Income Reserves

d.1) Legal reserve

This reserve is set up by allocation of 5% of the year's net income within a maximum of 20% of paid-up capital. The legal reserve may only be used to increase capital and offset accumulated losses.

The balance of this item was R$1,703,643 at March 31, 2016 and December 31, 2015.

d.2) Special Reserve for Expansion and Modernization

In accordance with Article 196 of Law 6404/76, based on the capital budget to be submitted to the appreciation of the Annual Shareholders Meeting ("AGO") on December 31, 2015, the Company established a special reserve of R$700,000 for expansion and modernization, which will be used to partly fund capital expenditure for the 2016 financial year.

The balance of this item at March 31, 2016 and December 31, 2015 was R$700,000.

d.3) Tax Incentives Reserve

In relation to ICMS tax paid in the states of Minas Gerais and Espírito Santo, the Company holds tax benefits in the form of credits granted by the competent bodies against investments it made to install supporting equipment for SMP services, which is fully functioning and operating in accordance with current regulations, thus ensuring that the localities listed in the procurement notice will be included in the SMP coverage area.

The portion of these tax benefits was excluded from calculations of dividends and may be used only in cases of capital increase or absorption of losses.

The balance of this item was R$9,282 at March 31, 2016 (R$6,928 at December 31, 2015).

e) Dividend and interest on equity

e.1) Additional dividends proposed

As per management's proposal for allocation of net income on December 31, 2015, the Company classified R$1,287,223 as proposed additional dividend. This proposal will be submitted to the Annual Shareholders' Meeting to be held in the 2nd quarter of 2016.

Page. 54

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

The balance of this item was R$1,287,223 at March 31, 2016 and December 31, 2015.

e.2) Interim payments of interest on equity

At meetings held on February 19 and March 18, 2016, the Board of Directors approved declarations of interest on shareholders' equity, which will be imputed to the minimum mandatory dividend for 2016, as per Article 27, sole paragraph of the Company's bylaws, as follows:

Dates			Gross Amount			Net Value			Amount per Share (1)
Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

02/19/2016	02/29/2016	Until 12/31/17	63,239	136,761	200,000	53,753	116,247	170,000	0.094411	0.103853
03/18/2016	03/31/2016	Until 12/31/17	106,559	230,441	337,000	90,575	195,875	286,450	0.159083	0.174992
			169,798	367,202	537,000	144,328	312,122	456,450

(1)  Amounts calculated and shown net of income tax withheld at source (IRRF).

e.3) Unclaimed dividends and interest on  equity

According to Article No. 287, subparagraph II, item "a" of Law 6404 of December 15, 1976, ant dividends and interest on equity unclaimed by shareholders shall expire in three years as of from the date of initial payment. The Company reverts prescribed dividends and interest to equity at the time of their expiration.

In the three months ended March 31, 2016, the Company reverted expired dividends and interest on equity in the amount of R$66,060.

f) Other Comprehensive Income

Financial instruments available for sale: refers to changes in fair value of financial assets available for sale.

Derivative transactions: refer to the effective part of cash flow hedges until balance sheet date. The variation is particularly due to realization of derivatives related to acquisition and payment of GVTPart. in May 2015 (Note 3).

Currency translation difference from foreign investments: This refers to currency translation differences arising from the translation the financial statements of Aliança (jointly-controlled subsidiary).

Changes in Other Comprehensive Income, net of taxes, are as follows:

	Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation adjustment - foreign investments	Total
Balances at 12/31/14	(7,702)	227,821	12,346	232,465
Exchange variation	-	-	4,787	4,787
Inflows from futures contracts	-	399,652	-	399,652
Loss on financial assets available for sale	(653)	-	-	(653)
Balances at 03/31/15	(8,355)	627,473	17,133	636,251
Exchange variation	-	-	16,892	16,892
Losses from futures contracts included in profit or loss	-	(249,721)	-	(249,721)
Gains arising from cash flow hedge reclassified to goodwill	-	(377,373)	-	(377,373)
Loss on financial assets available for sale	(581)	-	-	(581)
Balances at 12/31/15	(8,936)	379	34,025	25,468
Exchange variation	-	-	(4,211)	(4,211)
Inflows from futures contracts	-	(15,456)	-	(15,456)
Loss on financial assets available for sale	(157)	-	-	(157)
Balances at 03/31/16	(9,093)	(15,077)	29,814	5,644

Page. 55

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

g) Company Share Repurchase Program

In a meeting held on December 9, 2015, in accordance with article 17, item XV, of the bylaws, the Company's Board of Directors approved the repurchase of its common and preferred shares as per CVM Instruction No. 567, of September 17, 2015 for the acquisition of common and preferred shares for subsequent cancellation, disposal or to be held in treasury with no capital decrease.

At March 31, 2016, the Company had not acquired any shares under its repurchasing program to be held in treasury, subsequent sale and/or cancellation.

23)  NET OPERATING INCOME

	Company		Consolidated
	1st quarter of 2016	1st quarter of 2015	1st quarter of 2016	1st quarter of 2015
Gross operating income	12,673,748	12,765,097	15,998,645	13,435,931
Telecommunications services (1)	11,908,063	11,900,517	15,197,400	12,514,702
Sale of goods and devices	765,685	864,580	801,245	921,229

Deductions from gross operating income	(4,315,635)	(4,343,816)	(5,567,249)	(4,452,853)
Telecommunications services	(3,851,861)	(3,818,321)	(5,100,726)	(3,921,922)
Taxes	(3,125,534)	(3,001,620)	(3,695,995)	(3,103,871)
Discounts granted	(726,327)	(816,701)	(1,404,731)	(818,051)
Sale of goods and devices	(463,774)	(525,495)	(466,523)	(530,931)
Taxes	(138,135)	(126,279)	(140,884)	(131,715)
Discounts granted and returns	(325,639)	(399,216)	(325,639)	(399,216)

Net operating income	8,358,113	8,421,281	10,431,396	8,983,078

 (1) The amounts for infrastructure swap agreements under the agent-principal concept (CPC 30 and IAS 18), which were not being disclosed as costs and revenues, were R$210,636 and R$42,605 for the quarters ended March 31, 2016 and 2015 respectively (Note 24). These amounts include telephone services, use of network and interconnection, data and added-value services, pay-tv and other services.

No one customer accounted for more than 10% of gross operating revenues in the quarters ended March 31, 2016 and 2015.

All amounts included in net income are included in income tax and social contribution tax bases.

24) OPERATING COSTS AND EXPENSES

	Company
	1st quarter of 2016				1st quarter of 2015
	Cost of Services Provided and Goods Sold	Selling expenses	General and administrative expenses	Total	Cost of Services Provided and Goods Sold	Selling expenses	General and administrative expenses	Total
Personnel	(134,415)	(423,351)	(111,532)	(669,298)	(116,968)	(417,252)	(99,752)	(633,972)
Third-party services	(975,865)	(1,409,516)	(282,488)	(2,667,869)	(922,603)	(1,436,396)	(194,620)	(2,553,619)
Interconnection and network use	(530,466)	-	-	(530,466)	(694,020)	-	-	(694,020)
Publicity and advertising	-	(168,944)	-	(168,944)	-	(203,066)	-	(203,066)
Rent, insurance, condominium and connection media (1)	(471,772)	(40,393)	(37,375)	(549,540)	(432,614)	(36,282)	(44,119)	(513,015)
Taxes, charges and contributions	(418,404)	(1,135)	(13,807)	(433,346)	(467,554)	(928)	3,363	(465,119)
Estimated losses on impairment of accounts receivable	-	(276,665)	-	(276,665)	-	(304,662)	-	(304,662)
Depreciation and amortization (2)	(1,121,383)	(228,384)	(92,681)	(1,442,448)	(1,085,836)	(227,617)	(85,546)	(1,398,999)
Cost of goods sold	(494,598)	-	-	(494,598)	(549,956)	-	-	(549,956)
Material, and other costs and expenses	(10,348)	(33,972)	(768)	(45,088)	(19,411)	(55,960)	(367)	(75,738)
Total	(4,157,251)	(2,582,360)	(538,651)	(7,278,262)	(4,288,962)	(2,682,163)	(421,041)	(7,392,166)

Page. 56

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	1st quarter of 2016				1st quarter of 2015
	Cost of Services Provided and Goods Sold	Selling expenses	General and administrative expenses	Total	Cost of Services Provided and Goods Sold	Selling expenses	General and administrative expenses	Total
Personnel	(282,270)	(501,572)	(136,623)	(920,465)	(122,222)	(418,246)	(100,165)	(640,633)
Third-party services	(1,455,936)	(1,501,587)	(321,875)	(3,279,398)	(1,119,085)	(1,442,092)	(202,251)	(2,763,428)
Interconnection and network use	(556,381)	-	-	(556,381)	(695,410)	-	-	(695,410)
Publicity and advertising	-	(220,706)	-	(220,706)	-	(203,066)	-	(203,066)
Rent, insurance, condominium and connection media (1)	(570,841)	(49,640)	(37,941)	(658,422)	(434,158)	(36,282)	(44,115)	(514,555)
Taxes, charges and contributions	(455,214)	(2,368)	(15,993)	(473,575)	(472,654)	(928)	2,676	(470,906)
Estimated losses on impairment of accounts receivable	-	(344,390)	-	(344,390)	-	(324,415)	-	(324,415)
Depreciation and amortization (2)	(1,496,028)	(324,403)	(92,824)	(1,913,255)	(1,091,912)	(227,617)	(85,598)	(1,405,127)
Cost of goods sold	(517,966)	-	-	(517,966)	(580,792)	-	-	(580,792)
Material, and other costs and expenses	(22,006)	(40,863)	(9,831)	(72,700)	(20,607)	(56,000)	(367)	(76,974)
Total	(5,356,642)	(2,985,529)	(615,087)	(8,957,258)	(4,536,840)	(2,708,646)	(429,820)	(7,675,306)

(1) The amounts for infrastructure swap agreements under the agent-principal concept (CPC 30 and IAS 18), which were not being disclosed as costs and revenues, were R$210,636 and R$42,605 for the quarters ended March 31, 2016 and 2015 respectively (Note 23).

(2) The 2016 amount includes R $ 3,186 related to PIS and COFINS non-cumulative.

25)  OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	1st quarter of 2016	1st quarter of 2015	1st quarter of 2016	1st quarter of 2015
Recovered fines and expenses	128,405	85,761	148,663	86,119
Provision for labor, tax and civil contingencies	(236,368)	(215,475)	(263,202)	(215,476)
Net income (loss) upon asset disposal	479,936	(12,940)	485,102	(11,971)
Other operating revenues (expenses) (2)	24,331	(2,526)	30,532	(2,810)
Total	396,304	(145,180)	401,095	(144,138)

Other operating revenues	632,672	112,774	664,297	113,826
Other operating expenses	(236,368)	(257,954)	(263,202)	(257,964)
	396,304	(145,180)	401,095	(144,138)

(1)  The amount shown for the 1st quarter of 2016 includes R$476,371 (net of residual values) from the Company's sale of 1,655 of transmission towers to Towerco Latam Brasil Ltda (Note 29). After the sale of these assets, a lease agreement for part of the towers sold was executed, thus ensuing continued transmission of data for mobile services.

The transaction was recognized as sale and leaseback as per IAS 17. Management analyzed each asset leased back and classified them as operating or financial lease according to IAS 17 qualitative and quantitative criteria.

Risks and benefits relating to these towers have been transferred to their purchasers, excepting for several towers for which transfer of risks and benefits was not possible. For these items, the amount was recognized as deferred revenue  (Note 19).

(2)  In the same transaction described in item (1), the Company transfers assignments of current lease agreements of sites and sold sharing agreements (customer portfolio) for R$40,899 (Note 29).

Page. 57

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

26) FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	1st quarter of 2016	1st quarter of 2015	1st quarter of 2016	1st quarter of 2015
Financial Income
Income from financial investments	114,159	92,345	139,885	117,591
Interest income (customers, taxes and other)	17,359	19,477	38,388	20,486
Gain on derivative transactions	345,192	377,304	345,192	377,304
Foreign exchange variations on loans and financing	200,532	596	200,532	596
Other revenues from foreign exchange variation and monetary restatements	63,281	101,699	59,270	102,690
Other financial revenues	7,078	480	14,933	491
Total	747,601	591,901	798,200	619,158

Financial expenses
Loan, financing, debenture and financial lease charges	(253,449)	(213,895)	(293,943)	(213,895)
Foreign exchange loss on loans and financing	(60,287)	(172,981)	(60,287)	(172,981)
Loss on derivative transactions	(453,123)	(219,604)	(453,123)	(219,604)
Interest expense (financial institutions, provisions, trade accounts payable, taxes and other)	(109,263)	(40,169)	(114,813)	(40,754)
Other expenses with foreign exchange variation and monetary restatements	(143,666)	(151,160)	(142,205)	(153,416)
IOF, Pis, Cofins and other financial expenses	(24,260)	(42,048)	(50,622)	(36,360)
Total	(1,044,048)	(839,857)	(1,114,993)	(837,010)

27) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize income tax and social contribution on net income on a monthly accrual basis and pay taxes on an estimated amount based on a suspension or reduction trial balance. Taxes calculated on income until quarterly financial statements (ITRs) are recorded in liabilities or assets, as applicable.

Reconciliation of tax expenses with standard rate

Reconciliation of the reported tax expense and the amount calculated by applying statutory tax rate of 34% (25% of income tax and 9% of social contribution) is shown below for the quarters ended March 31, 2016 and 2015.

	Company		Consolidated
	1st quarter of 2016	1st quarter of 2015	1st quarter of 2016	1st quarter of 2015
Income before taxes	1,435,719	840,429	1,558,688	946,014
Income and social contribution tax expenses, at the tax rate of 34%	(488,144)	(285,746)	(529,954)	(321,645)
Permanent and temporary differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 11)	110,042	69,513	84	79
Non-deductible expenses, gifts, incentives	(30,571)	(50,990)	(32,185)	(51,700)
Tax benefit related to interest on equity allocated	182,580	-	182,580	-
Other (additions) exclusions	8,604	6,513	39,017	6,971
Tax debits (credits)	(217,489)	(260,710)	(340,458)	(366,295)

Effective rate	15.1%	31.0%	21.8%	38.7%
Current income and social contribution taxes	(266,206)	(298,371)	(413,096)	(390,600)
Deferred income and social contribution taxes	48,717	37,661	72,638	24,305

Deferred income and social contribution tax assets or liabilities on temporary differences are shown in Note 7.2.

Page. 58

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

28) EARNINGS PER SHARE

Basic and diluted earnings per share were calculated by dividing profit attributable to the Company’s shareholders by the weighted average of the number of common and preferred shares outstanding during the year. There were no transactions that could generate any share issues until the disclosure of consolidated quarterly financial statements; therefore, there are no adjustments of diluting effects inherent to any share issues.

The following table shows the calculation of earnings per share for the quarters ended March 31, 2016 and 2015:

	Company
	1st quarter of 2016	1st quarter of 2015
Net income for the year attributed to shareholders:	1,218,230	579,719
Common	385,201	184,613
Preferred	833,029	395,106

Number of Shares:	1,688,694	1,123,269
Weighted average of outstanding common shares for the year	569,354	381,335
Weighted average of outstanding preferred shares for the year	1,119,340	741,934

Basic and diluted earnings per share:
Common Shares	0.68	0.48
Preferred Shares	0.74	0.53

29) RELATED PARTY TRANSACTIONS AND BALANCES

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties as follows:

a)   Fixed and mobile telephony services provided the Telefónica Group companies;

b) Digital TV services provided by Media Networks Latino America;

c) Lease and maintenance of safety equipment provided by Telefônica Inteligência e Segurança Brasil;

d) Corporate services passed through at the cost effectively incurred for these services;

e) Systems development and maintenance services provided by Telefónica Global Technology;

f) international transmission infrastructure for several data circuits and roaming services provided by Telefónica International Wholesale Brasil, Telefónica International Wholesale Services Espanha and Telefónica USA;

g) Administrative and management services (financial, property, accounting and human resources services) provided by Telefônica Serviços Empresariais do Brasil;

h) Logistics operator, messenger and motorcycle courier services provided by Telefônica Transportes e Logística, which was acquired by TData in October 2015;

i)  Content-related services provided by Terra Networks Brasil;

j) Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA;

k) Long distance call and international roaming services provided by companies of Telefónica Group.

Page. 59

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

l)  Sundry expenses and costs to be reimbursed by companies of Telefónica Group.

m) Brand Fee for assignment of rights to use the brand paid to Telefónica;

n) Stock option plan for employees of the Company and its subsidiaries related to acquisition of Telefónica shares;

o) Cost Sharing Agreement (CSA) for digital-business related expenses reimbursed to Telefónica Internacional and Telefónica Digital.

p)  Leases/rentals of Telefónica Group companies’ buildings;

q)  Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa.

r)  Integrated e-learning, online education and training solutions.

s) Factoring transactions, credit facilities for services provided by the Group's suppliers.

t) Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development.

u) Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX.

 v) Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services;

w) Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil; and

x) Sale/transfer of the Company's towers and customer portfolio to Towerco Latam Brasil.

The following table summarizes the consolidated balances with related parties:

Page. 60

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Assets
		At 03/31/16				At 12/31/15
		Current assets			Non-current assets	Current assets			Non-current assets
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets
Parent Companies
SP Telecomunicações Participações	l)	-	8	3,984	532	-	16	3,984	532
Telefónica Internacional	d) / l)	-	-	147,711	-	-	-	124,775	-
Telefónica	l)	-	-	80	8	-	-	3,248	6
		-	8	151,775	540	-	16	132,007	538
Other companies of the group
Telefónica USA.	j)	-	4,823	-	-	-	4,909	-	-
Telefónica Peru	k)	-	892	-	-	-	912	-	-
Telefônica Engenharia de Segurança do Brasil	a) / d) / l)	-	394	569	350	-	301	569	350
Telefónica International Wholesale Services Brasil	a) / d) / k / l)	-	8,450	48,921	76	-	10,416	172	76
Telefónica International Wholesale Services Espanha	j) / k)	-	105,659	3,144	-	-	117,356	-	-
Telefónica Moviles Del Espanha	k)	-	9,967	-	-	-	15,555	-	-
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	-	3,936	2,812	2,188	-	4,357	1,681	3,236
Terra Networks Brasil	a) / d) / l)	-	4,841	7,442	46	-	4,651	7,440	46
Telefónica Global Technology	l)	-	1,762	9,826	-	-	1,934	9,353	-
Telefônica Learning Services Brasil	a)	-	111	-	-	-	58	-	-
Companhia AIX de Participações	a)	-	6	-	-	-	8	-	-
Telefônica Factoring do Brasil	a) / d)	-	1,415	4	16	-	4	4	13
Fundação Telefônica	a) / d) / l)	-	-	52	94	-	-	49	96
Colombia Telecomunicaciones ESP	k)	-	1,897	4,600	-	-	1,932	4,827	-
Telefónica Moviles Argentina	k)	-	3,224	-	-	-	2,057	-	-
Telefónica Moviles Del Chile	k)	-	8,710	397	-	-	8,708	417	-
Pegaso PCS	k)	-	5,154	-	-	-	5,175	-	-
Otocel	k)	-	499	-	-	-	123	-	-
Telefónica Moviles Del Uruguay	k)	-	968	-	-	-	916	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	-	9,443	-	-	-	15,615	-	-
T.O2 Germany GMBH CO. OHG	k)	-	5,035	-	-	-	6,811	-	-
Telcel Telecom. Celulares C. A.	k)	-	2,578	-	-	-	2,530	-	-
Telfisa	q)	89,832	-	-	-	99,609	-	-	-
Towerco Latam Brasil (1)	x)	-	-	760,000	-	-	-	-	-
Other	a) / d) / k) / l) / p) / w)	-	2,704	831	251	-	2,613	870	564
		89,832	182,468	838,598	3,021	99,609	206,941	25,382	4,381
Total		89,832	182,476	990,373	3,561	99,609	206,957	157,389	4,919

Page. 61

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Liabilities
		At 03/31/16			At 12//31/15
		Current liabilities		Non-current liabilities	Current liabilities		Non-current liabilities
Companies	Type of transaction	Suppliers and trade accounts payable	Other liabilities	Other liabilities	Suppliers and trade accounts payable	Other liabilities	Other liabilities
Parent Companies
SP Telecomunicações Participações	l)	-	-	57	-	-	57
Telefónica Internacional	l) / o)	60,316	-	-	63,280	-	-
Telefónica	l) m) / n)	425	76,404	-	898	86,596	-
		60,741	76,404	57	64,178	86,596	57
Other companies of the group
Telefónica USA.	f)	835	140	184	17,786	122	202
Telefónica Peru	k)	2,956	-	-	2,894	-	-
Telefônica Engenharia de Segurança do Brasil	c)	6,354	-	8	5,234	-	8
Telefónica International Wholesale Services Brasil	d) / f) / l)	126,619	1,690	378	35,299	1,673	378
Telefónica International Wholesale Services Espanha	f) / k)	14,797	25,701	-	16,501	19,208	-
Telefónica Moviles Del Espanha	k)	6,499	-	-	14,437	-	-
Telefônica Serviços Empresariais do Brasil	g) / l)	1,516	2,434	1,409	1,904	2,115	1,745
Terra Networks Brasil	i)	6,083	78	769	5,647	78	769
Telefónica Global Technology	e)	11,037	-	-	14,071	-	-
Telefônica Digital España	o)	31,555	-	-	30,311	-	-
Media Networks Latina America SAC	b)	15,730	-	-	45,866	-	-
Telefônica Learning Services Brasil	r)	14,500	-	-	10,607	-	-
Companhia AIX de Participações	u)	1,601	-	-	1,601	-	-
Telefônica Factoring do Brasil	s)	7,090	12,030	-	-	8,400	-
Fundação Telefônica	t)	-	3,287	266	-	22	266
Colombia Telecomunicaciones S.A. ESP	k)	1,841	-	-	1,500	-	-
Telefónica Compras Electrónicas	v)	18,391	-	-	14,738	-	-
Telefónica Moviles Argentina	k)	8,826	-	-	8,027	-	-
Telefónica Moviles Del Chile	k)	9,325	-	-	9,758	-	-
Pegaso PCS	k)	1,222	-	-	354	-	-
Otocel	k)	3,058	-	-	3,056	-	-
Telefónica Moviles Del Uruguay	k)	1,334	-	-	1,342	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	2,785	-	-	4,800	-	-
T.O2 Germany GMBH CO. OHG	k)	2,444	-	-	991	-	-
Telcel Telecom. Celulares C. A.	k)	475	-	-	416	-	-
Other	h) / k)	3,443	-	347	4,993	-	347
		300,316	45,360	3,361	252,133	31,618	3,715
Total		361,057	121,764	3,418	316,311	118,214	3,772

Page. 62

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

		Statement of Income
Companies	Type of transaction	1st quarter of 2016	1st quarter of 2015
Parent Companies
SP Telecomunicações Participações	d) / l)	-	(214)
Telefónica Internacional	d) / l) / o)	25,899	18,135
Telefónica	l) / m) / n)	(78,160)	(101,614)
		(52,261)	(83,693)
Other companies of the group
Telefónica USA.	f) / j)	(1,074)	1,215
Telefónica Peru	k)	(286)	(284)
Telefônica Engenharia de Segurança do Brasil	a) / c) / d) / l)	(6,289)	(1,553)
Telefónica International Wholesale Services Brasil	a) / d) / f) / k / l)	(69,579)	(63,194)
Telefónica International Wholesale Services Espanha	f) / j) / k)	(12,394)	17,812
Telefónica Moviles Del Espanha	k)	(1,886)	(2,425)
Telefônica Serviços Empresariais do Brasil	a) / d) / g) / l) / p)	211	(4,514)
Telefônica Transportes e Logistica	a) / d) / h) / l) / p)	-	(17,095)
Terra Networks Brasil	a) / d) / i) / l)	(6,238)	425
Telefónica Global Technology, S.A.U.	e) / l)	(7,692)	(6,071)
Telefônica Digital España	l) / o)	(7,092)	(20,226)
Media Networks Latina America SAC	b) / l)	7,659	(8,943)
T. learning Services Brasil	a) / r)	(10,056)	(8,346)
Telefônica On The Spot Soluções Digitais Brasil	a) / l) x)	-	-
Companhia AIX de Participações	a) / u)	(4,792)	(4,795)
Telefônica Factoring do Brasil	a) / d) / s)	42	487
Fundação Telefônica	a) / d) / l) t)	(3,264)	(3,013)
Colombia Telecomunicaciones S.A. ESP	k)	(1,074)	160
Telefónica Compras Electrónicas	v)	(16,626)	(1,061)
Wayra Brasil Aceleradora de Projetos	a) / d) / l)	-
Telefónica Moviles Argentina	k)	(264)	(1,399)
Telefónica Moviles Del Chile	k)	19	-
Pegaso PCS	k)	(2,238)	(223)
Otocel	k)	99	1,342
Telefónica Moviles Del Uruguay	k)	(486)	(876)
Telefonica UK LTD.(O2 UK LTD)	k)	(635)	1,259
T.O2 Germany GMBH CO. OHG	k)	(1,763)	(57)
Telcel Telecom. Celulares C. A.	k)	(10)	-
Towerco Latam Brasil (1)	x)	517,269	-
Other	a) / d) / h) k) / l) / p) / w)	(2,298)	1,724
		369,263	(119,651)
Total		317,002	(203,344)

(1)  In March 2016, the Company entered into a purchase and sale agreements for infrastructure and assignment of leases, pooling and other covenants ("Agreement") with Towerco Latam Brasil Ltda (a Telefónica subsidiary). The agreement subject matters is the purchase and sale of 1,655 tower structures, assignment of current rental agreements for their sites and shared-use/pooling agreements. The total amount involved was R$760,000, comprising R$719,101 referring to the tower infrastructures and R$40,899 referring to the customer portfolio.

The agreement's conditions were established taking into consideration (i) prior transactions of the same nature performed by the Company and other companies in the industry; (ii) valuation report for the assets subject matter of the agreement, prepared by an independent appraiser; and (iii) internal business plan showing that the operation is profitable for the Company.

The following table summarizes the above-mentioned transaction:

Impacts on the Balance Sheet
Description	Balance Sheet Group	R$ thousands
Amounts receivable from Towerco Latam Brasil Ltda.	Related-party receivables (Note 10)	760,000
Amount of write-offs of residual values of towers	Property, plan and equipment (note 12)	(99,210)
Value of towers classified as financial lease	Financial lease (Note 20)	2,674
Value of towers awaiting for contractual conditions for transfer	Deferred revenues (Note 19)	140,846
Amount of IR, CS, PIS and Cofins levied on towers of customer portfolio	Taxes, charges and contributions (IR, CS, PIS and Cofins) (Note 16)	226,908
Deferred IR and CS amounts	Deferred taxes (IR and CS) (Note 7.2)	(48,539)
Net income from the transaction	Net income of the transaction	338,901

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Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Impacts on the Statement of Income
Description	DRE Group	R$ thousands
Value of disposal of towers (except retention and financial lease)	Other operating revenues (expenses), net (Note 25)	575,580
Value of write-off of residual amount	Other operating revenues (expenses), net (Note 25)	(99,210)
Value of customer portfolio	Other operating revenues (expenses), net (Note 25)	40,899
Amount of PIS and Cofins charged on customer portfolio	Other operating revenues (expenses), net (Note 25)	(3,783)
Effect on operating income		513,486
Amount of IR and CS levied on towers of customer portfolio	Income and social contribution taxes (Note 27)	(174,585)
Net effect on transaction income	Net effect on transaction income	338,901

Management compensation

Amounts of compensation (consolidated) paid by the Company to statutory members of its board of directors and executive board were R$9,402 and R$5,982 for the quarters ended March 31, 2016 and 2015 respectively. Of these amounts, R$5,756 (R$4,512 on March 31, 2015) consisted of salaries, social benefits and charges and R$3,646 (R$1,470 on March 31, 2015) was variable compensation.

These amounts were recorded as personnel expenses in the General and Administrative Expenses group (Note 24).

For the quarters ended March 31, 2016 and 2015, our Directors and Officers did not receive any pension, retirement or similar benefits.

30)  INSURANCE

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group requires insurance coverage for all high-risk assets and liabilities of material worth in management's judgment, as per Telefónica's corporate program guidelines.

On March 31, 2016, maximum limits of claims (contractually established for each company consolidated by the Company) for the main assets, liabilities or interests covered by insurance and their respective amounts were R$1,048,396 for operational risks (including loss of profit) and R$75,000 for general civil liability (locally RCG).

31)  SHARE-BASED PAYMENT PLANS

Telefónica, as the Company's parent company, has different share-based payment plans based on the share quotes, which were also offered to management and employees of its subsidiaries, including Telefônica Brasil and the latter's subsidiaries.

The fair value of these options is estimated on the grant date, based on a binomial pricing model reflecting terms and conditions of instruments granted.

The Company and its subsidiaries reimburse Telefónica for the amount of the fair value of the benefits granted to management and employees on the grant date.

The main plans in effect on March 31, 2016 and December 31, 2015 are detailed below:

a)     Performance & Investment Plan (“PIP”)

Telefónica's Annual Shareholders’ Meeting held on May 18, 2011 approved a long-term program for using Telefónica stock options to reward senior management's commitment, outstanding performance and high potential globally.

Participants are not required to pay for their initial stock options and may add to the number of shares to be received at the end of the plan if they decide for a joint investment in their PIP, which requires a participant to buy the equivalent of 25% of the initial shares awarded by Telefónica and hold them until the end of the cycle, when Telefónica will add another 25% on top of the initial amount of shares in their co-investment.

Page. 64

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Initially, the plan is expected to remain effective for 3 years.. The cycles are independent of each other. The number of shares is reported at the beginning of each cycle and will be transferred to participants 3 years after granting date if they have met their targets.

Issuance of shares is conditional upon: (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan..

The level of success is based on the evolution of Telefónica share earnings, including stock quotations and dividends (Total Shareholder Return - TSR) compared with the evolution of TSRs of companies in a pre-defined comparison base.

In 2014, the Company approved the extension of this program for another 3 cycles of 3 years each from October 1, 2014 to September 30, 2017. The number of shares is informed at the beginning of the cycle and three years after granting date, and shares are transferred to participants as long as TSR targets are met.

The 2012-2015 cycle was completed in June 2015, achieving the TSR targets. Sixty eight (68) of the Company's executives obtained the right to receive 258,552 Telefónica shares.

The following cycles have been scheduled:

•       2013-2016 cycle: inception in June 2016, for 66 of the Company's executives (including 2 statutory officers), potentially being awarded 247,935 Telefónica shares.

•        2014-2017 cycle: inception in September 2017, for 70 of the Company's executives (including 2 designated statutory officers), potentially being awarded 333,909 Telefónica shares.

•        2015-2018 cycle: inception in September 2018, for 128 of the Company's executives (including 3 designated statutory officers), potentially being awarded 731,566 Telefónica shares.

The maximum number of shares in ongoing cycles as of March 31, 2016 is as follows:

Cycles	Initial number of shares + Co-investment (Active Managers)	Par value in Euros - share price as of 12/31/15	Final date
3rd cycle - July 1, 2013	247,935	10.00	June 30, 2016
4th cycle - October 1, 2014	333,909	10.00	September 30, 2017
5th cycle - October 1, 2015	731,566	10.00	September 30, 2018

b)    Talent for the Future Share Plan (“TFSP”)

Telefónica's 2014 Annual Shareholders’ Meeting approved a long-term program to reward the commitment, outstanding performance and high potential of its executives globally by awarding Telefónica shares.

Participants are not required to pay for their initial options. Initially, the plan is expected to remain effective for 3 years. The cycle began on October 1, 2014 and it will be effective until September 30, 2017. The number of shares is reported at the beginning of the cycle and shares will be transferred to participants 3 years after granting date if their targets have been met.

Issuance of shares is conditional upon: (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan..

The level of success is based on the evolution of Telefónica shareholder earnings, including their quotations and dividends (Total Shareholder Return - TSR) compared with the evolution of TSRs of Group companies in a pre-defined comparison base.

The maximum number of shares awarded in the first ongoing cycle as of March 31, 2016 is as follows:

Page. 65

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Cycle	Initial number of shares + Co-investment (Active Managers)	Par value in Euros - share price as of 12/31/15	Final date
1st cycle - October 1, 2014	64,500	10.00	September 30, 2017
2nd cycle - October 1, 2015	98,500	10.00	September 30, 2018

c)     Global Employee Share Plan (“GESP”)

At its Annual Shareholders’ Meeting held on May 30, 2014, Telefónica approved a plan to incentivize purchases of its shares by the Group's employees at the international level, including employees of the Company and its subsidiaries. The plan offers employees the possibility of acquiring Telefónica’s shares and the latter promises to transfer a certain number of its shares to participants free of charge as long as certain conditions are fulfilled.

Initially, the plan was expected to remain effective for 2 years. Employees enrolled in the plan were able to acquire Telefónica shares by making monthly contributions of 25 to 150 euros (or the equivalent in local currency) totaling at most 1,800 euros over 12 months (acquisition period).

Shares will be transferred on the plan's vesting date, as of July 31, 2017 and on these conditions: (i) remaining in the company's employment during the program's two-year duration (vesting period), subject to certain special conditions related to anybody leaving its employment; and (ii) the exact number of shares to be transferred at the end of the vesting period depends on the number of shares acquired and held by employees. Therefore, employees enrolled in the plan who have remained in the employment of Telefónica Group and have held the shares acquired for another twelve months after the end of the acquisition period will be entitled to receive an additional share free of charge for each share they have acquired and held until the end of the vesting period.

The expenses of the Company and its subsidiaries incurred for the above mentioned stock option plans, if applicable, are recorded as personnel expenses in the Costs of Services, Selling, General and Administrative Expenses groups (Note 24) and correspond to R$4,025 and R$3,274 for the quarters ended March 31, 2016 and 2015.

32)  POST-RETIREMENT BENEFIT PLANS

The table below shows the plans sponsored by the Company and the corresponding types of benefits.

Plan	Type	Entity	Sponsor

PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás

PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás

Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brazil	Telefônica Brazil

CTB	Defined benefit (DB)	Telefônica Brazil	Telefônica Brazil

PBS	Defined benefit (DB) / Hybrid	VisãoPrev	Telefônica Brazil

PREV	Hybrid	VisãoPrev	Telefônica Brazil

VISÃO	Defined contribution (DB) / Hybrid	VisãoPrev	Telefônica Brazil and Telefônica Data

Details of the plans shown above are the same as those disclosed in "Note 33 - Pension Plans and Other Post-Employment Benefits" in the Company's financial statements disclosed for December 31, 2015.

Page. 66

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Defined benefit liabilities comprise different components depending on the characteristics of the pensions provided by each plan, and may include actuarial liabilities of supplementary pension liabilities, health care benefits for retirees and their dependents and death and incapacity compensation for participants. This liability is exposed to economic and demographic risks such as: (i) increased medical costs that could impact the cost of health care plans; (ii) salary increases; (iii) long-term inflation rates; (iv) nominal discount rate; and (v) life expectancy of participants and pensioners.

The fair value of the plans' assets mainly consists of fixed-income investments (NTNs, LFTs, LTNs, repos, CDBs, debentures, financial notes and holdings in receivables funds [FIDCs]) and equity investments (high liquidity blue chips and ETFs). Due to concentration of investments in fixed income and equity, the plans' assets are primarily exposed to risks inherent to the financial market and the economic scenario such as: (i) market risk for sectors in which investments in equities are concentrated; (ii) risk of events that impact economic environment and market indices in which equity investments are concentrated; and (iii) long-term inflation rates that may erode the profitability of fixed-income investments.

The administrators of the post-employment benefit plans sponsored by the Company (Visão Prev and Sistel) attempt to match the flows of assets and liabilities by acquiring fixed-income securities and other long-term assets.

Except for the underfunded CTB and healthcare plans - Law 9656/98, all other benefit plans currently have a surplus position. The economic benefit recorded in the assets of the Company and its subsidiaries does not reflect the total surplus determined for these plans. The economic benefit recognized in 'Assets' reflects only that part of surplus that may actually be recovered. The plans' surpluses may be recovered only by reducing future contributions, and since not all plans are currently receiving enough contributions to fully recover surpluses, the economic benefit recorded in assets is limited to the total that may be recovered in accordance with projected future contributions.

All income and expenses related to defined benefit plans and hybrid benefit plans, such as employer contributions, costs of current services, and interest charged on net actuarial liabilities are recognized directly in the operating results of the Company and its subsidiary.

Actuarial gains and losses relating to defined benefit plans and hybrid benefit plans, in addition to limitations on recoverability of surpluses through future refunds or reduced contributions, are immediately recognized in Other comprehensive income and do not impact the operating results of the Company or subsidiary.

Consolidated balances of both underfunded and surplus plans are shown below:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balances at 12/31/14	14,653	(456,129)	(441,476)
Current service cost	(670)	(20)	(690)
Net interest on net defined benefit liabilities/assets	446	(12,793)	(12,347)
Contributions and benefits paid by the employers	631	1,613	2,244
Balances at 03/31/15	15,060	(467,329)	(452,269)
Current service cost	(2,012)	(5,700)	(7,712)
Net interest on net defined benefit liabilities/assets	1,342	(30,283)	(28,941)
Contributions and benefits paid by the employers	1,476	9,309	10,785
Effects on comprehensive income	625,774	(224,281)	401,493
Transfer of reserves between plans	(632,941)	632,941	-
Business combinations (acquisition of TGLog. by TData)	25	-	25
Balances at 12/31/15	8,724	(85,343)	(76,619)
Current service cost	(718)	(675)	(1,393)
Net interest on net defined benefit liabilities/assets	325	(2,391)	(2,066)
Contributions and benefits paid by the employers	726	5,505	6,231
Balances at 03/31/16	9,057	(82,904)	(73,847)

Page. 67

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Of the surplus amounts shown in the table above, the Company recognized consolidated amounts of R$9,057 and R$8,724 at March 31, 2016 and December 31, 2015, respectively (Note 10).

33)  FINANCIAL INSTRUMENTS

a) Derivative Transactions

The purpose of all of the Company's transactions with derivatives is to hedge against the currency risk arising from assets and liabilities in foreign currencies, against inflation risk from its debentures and lease agreements indexed to the IPCA, and against the risk of changed in long-term interest rates risk (TJLP) on part of the debt with BNDES. Therefore any changes in risk-factors lead to adverse effects on the matching entry proposed to be hedged. Therefore, derivatives are not held for speculative purposes and any currency risks are hedged.

Management understands that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

The Company calculates the effectiveness of the derivative contracts to hedge its financial liabilities and cash flows in foreign currency at the beginning of the operation and on an ongoing basis. At March 31, 2016 and December 31, 2015, the derivative instruments were effective for the objects of this coverage.

As long as these derivatives contracts qualify as hedge accounting (hedge), the risk covered may also be adjusted to fair value, offsetting the result of derivatives, according to the rules of hedge accounting. This hedge accounting applies both to financial liabilities as the probable cash flows in foreign currency

At March 31, 2016 and December 31, 2015, the Company was not holding any embedded derivatives contracts.

Derivatives Contracts  includes specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the early settlement thereof.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing on balance sheet date.

Fair values are calculated by projecting future inflows from transactions using BM&FBovespa yield curves discounting these flows to present value using market DI rates for swaps announced by BM&FBovespa.

The market values of foreign-exchange derivatives were obtained using the market exchange rates in effect on the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates. As for the options, it is considered the change in fair value of the same in relation to the initial premium paid.

Consolidated derivatives financial instruments shown below are registered with the Brazils’ OTC Clearing House (“CETIP”) and classified as swaps, NDFs and options that do not require margin deposits.

Page. 68

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

	Company/Consolidated
					Accumulated effects from fair value
	Notional Value		Net position at fair value		Amount receivable (payable)
Description	03/31/16	12/31/15	03/31/16	12/31/15	03/31/16	12/31/15

Swap contracts
Long position

Foreign Currency	2,559,331	1,652,802	2,294,880	2,141,243	287,349	457,351
US$ (1) (2)	760,022	781,473	835,701	934,492	127,124	216,475
EUR (2)	93,633	89,118	87,423	92,566	-	2,735
LIBOR US$ (1)	764,257	782,211	987,192	1,114,185	145,661	238,141
NDF US$ (8)	389,059	-	370,000	-	-	-
Options US$ (8)	552,360	-	14,564	-	14,564	-

Floating rate	1,513,318	1,064,647	1,514,237	1,030,332	32,063	19,328
CDI (1) (2) (7)	683,059	172,116	687,606	173,321	9,736	7
TJLP (4)	830,259	892,531	826,631	857,011	22,327	19,321

Inflation rates	328,537	437,035	408,219	502,508	22,473	22,185
IPCA (3) (5)	202,253	209,051	256,079	239,099	17,588	16,248
IGPM (6)	126,284	227,984	152,140	263,409	4,885	5,937

Short Position

Pre-fixed rate	(889,059)	-	(893,530)	-	(19,610)	-
PRÉ (6) (7)	(889,059)	-	(893,530)	-	(19,610)	-

Floating rate	(2,660,020)	(2,853,704)	(2,748,868)	(2,935,269)	(175,019)	(228,982)
CDI (1) (2) (3) (4) (5) (6) (7)	(2,660,020)	(2,853,704)	(2,748,868)	(2,935,269)	(175,019)	(228,982)

Foreign Currency	(853,476)	(300,781)	(448,003)	(474,057)	(20,321)	(5,125)
US$ (2)	(163,409)	(161,692)	(154,605)	(167,318)	-	(4,472)
EUR (1) (2)	(19,650)	(10,424)	(19,383)	(10,612)	(38)	(143)
LIBOR US$ (1)	(119,689)	(128,665)	(253,812)	(296,127)	(80)	(510)
Options US$ (8)	(550,728)	-	(20,203)	-	(20,203)	-

		Long position (current and non-current)			341,885	498,864
		Short position (current and non-current)			(214,950)	(234,107)
		Amounts receivable, net			126,935	264,757

(1) Foreign currency swaps (USD and LIBOR) x CDI (R$1,497,612) - swap transactions for varying debt repayment dates held to hedge foreign-exchange risk affecting the Company's loans in USD (book value R$1,542,414).

(2) Foreign currency swaps (Euro) (R$67,803) and (CDI x USD) (R$127,938) - maturing through June 8, 2016 to hedge exchange-rate risk affecting net amounts payable (book value R$68,237 in euros) and receivables (book value R$124,515 in USD).

(3) IPCA x CDI rate swaps (R$34,100) - maturing annually through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (book value R$35,535).

(4) TJLP x CDI swaps (R$826,631) - maturing annually through 2019 to hedge the risk of varying TJLP on loan from BNDES (book value R$1,173,046).

(5) IPCA x CDI swaps (R$221,978) – maturing in 2033 to hedge risk of change in financial leasing rate geared to IPCA (book value R$214,964).

(6) IGPM x CDI swaps (R$152,140) – maturing 2016 through 2018 to hedge IGP-DI variation risk affecting regulatory commitments related to 4G license.

(7) CDI x Fixed-Rate swaps (R$687,606) - maturing in 2016 to hedge CDI-rate variation risk for some of the CDI-geared debentures.

(8) USD x BRL NDFs and USD options; non-deliverable forwards and options were used to hedge CapEx and OpEx USD exposure. The 'bat' structure coverage was used to hedge foreign-exchange risk on expected flows; none of this structure's derivatives will be settled in advance while hedging is maintained.

Page. 69

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

The table below shows a breakdown of swaps maturing on March 31, 2016:

	Company/Consolidated
	Maturing in
Swap contract	2016	2017	2018	2019 onwards	Amount receivable (payable) at March 31, 2016

Foreign currency x CDI	(56,741)	66,767	80,864	27,952	118,842
CDI x Foreign Currency	9,668	-	-	-	9,668
TJLP x CDI	(9,760)	464	9,954	10,546	11,204
IPCA x CDI	(1,760)	(1,178)	(1,128)	11,622	7,556
IGPM x CDI	-	3,791	1,094	-	4,885
CDI x Pré	30	-	-	-	30
NDF USD x Pré	(19,610)	-	-	-	(19,610)
Options	(5,640)	-	-	-	(5,640)
Total	(83,813)	69,844	90,784	50,120	126,935

For the purposes of preparing quarterly financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI, TJLP x CDI and CDI x Pre for hedging financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at March 31, 2016 was R$2,442 (R$2,836 at December 31, 2015).

At March 31, 2016 and 2015, derivative transactions generated consolidated negative and positive income (net) of R$107,931 and R$157,700, respectively (Note 26).

a.2) Sensitivity analysis of the Company's risk variables

CVM Resolution 604/09 requires listed companies to comply with CPC 40 Financial Instruments: Disclosures (IFRS 7) by disclosing sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all transactions in derivatives.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

On the due dates of each of the transactions, the probable scenario assumed maintaining whatever trend the market had been showing through BM&FBovespa yield curves (currencies and interest rates). In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, the assumptions made for scenarios II and III, as per a CVM instruction, were risk variables deteriorating 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign-currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that effects are almost non-existent. For these transactions, the Company reported the value of each hedged item and derivative on separate lines in its sensitivity analysis tables in order to show consolidated net exposure in each of the above-mentioned three scenarios, as shown below:

Page. 70

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

a.3) Sensitivity analysis - Net exposure

Company/Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk US$)	1,005,531	1,268,686	1,536,918
Debt in US$	Debt (appreciation risk US$)	(1,005,552)	(1,268,712)	(1,536,949)
	Net Exposure	(21)	(26)	(31)

Hedge (long position)	Derivatives (depreciation risk EUR)	68,039	85,059	102,088
Payables in EUR	Debt (appreciation risk EUR)	(82,791)	(103,488)	(124,186)
Receivables in EUR	Debt (depreciation risk EUR)	9,629	12,037	14,444
	Net Exposure	(5,123)	(6,392)	(7,654)

Hedge (short position)	Derivatives (depreciation risk US$)	(127,938)	(159,925)	(191,902)
Payables in US$	Debt (appreciation risk US$)	(50,074)	(62,593)	(75,111)
Receivables in US$	Debt (depreciation risk US$)	193,414	241,767	290,120
	Net Exposure	15,402	19,249	23,107

Hedge (long position)	Derivatives (risk of decrease in CDI)	248,264	251,797	279,976
Debt in IPCA	Debt (risk of increase in IPCA)	(249,076)	(252,025)	(280,229)
	Net Exposure	(812)	(228)	(253)

Hedge (long position)	Derivatives (risk of decrease in IGP-DI)	263,409	270,522	296,880
Debt in IGP-DI	Debt (risk of increase in IGP-DI)	(263,381)	(270,767)	(297,148)
	Net Exposure	28	(245)	(268)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	536,883	679,476	825,670
Debt in UMBND	Debt (risk of increase in UMBND)	(534,642)	(676,618)	(822,171)
	Net Exposure	2,241	2,858	3,499

Hedge (long position)	Derivatives (risk of decrease in TJLP)	826,631	857,788	891,363
Debt in TJLP	Debt (risk of increase in TJLP)	(826,676)	(857,835)	(891,414)
	Net Exposure	(45)	(47)	(51)

Hedge (long position)	Derivatives (risk of decrease PRE)	503,949	629,936	755,924
Debt in CDI	Debt (risk of increase in CDI)	(498,573)	(623,216)	(747,860)
	Net Exposure	5,376	6,720	8,064

Hedge (long position)	Derivatives (risk of decrease USD)	640,602	800,753	960,903
CAPEX in USD	CAPEX (risk of increase in USD)	(640,602)	(800,753)	(960,903)
	Net Exposure	-	-	-

Hedge (CDI position)
Hedge US$ e EUR (short and long position)	Derivatives (risk of decrease in CDI)	59,109	43,483	43,482
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(248,523)	(248,571)	(248,616)
Hedge IGPM (short position)	Derivatives (risk of increase in CDI)	(147,255)	(147,255)	(147,255)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(291,160)	(294,500)	(297,561)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(815,427)	(815,972)	(816,478)
Hedge US$ (short position)	Derivatives (risk of increase in CDI)	(1,121,955)	(1,120,258)	(1,118,707)
Hedge CDI (short position) - debt	Derivatives (risk of increase in PRE)	(503,919)	(492,721)	(482,087)
Hedge USD (short position) - CAPEX	Derivatives (risk of increase in PRE)	(640,602)	(800,753)	(960,903)
	Net Exposure	(3,709,732)	(3,876,547)	(4,028,125)

Total net exposure in each scenario		(3,692,686)	(3,854,658)	(4,001,712)

Net effect on changes in current fair value		-	(161,972)	(309,026)

Page. 71

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

a.4) Sensitivity analysis - assumptions

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.5589	4.4486	5.3384
EUR	4.0518	5.0648	6.0777
JPY	0.0317	0.0396	0.0475
IPCA	9.54%	11.92%	14.31%
IGPM	11.56%	14.44%	17.33%
IGP-DI	11.16%	13.95%	16.74%
UMBND	0.0705	0.0881	0.1057
URTJLP	1.9882	2.4853	2.9823
CDI	14.13%	17.66%	21.20%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedge for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at March 31, 2016, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. Using different assumptions could significantly affect estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated sale values. On March 31, 2016 and December 31, 2015, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The following tables show the composition of financial assets and liabilities at March 31, 2016 and December 31, 2015.

Company
		Fair value hierarchy	Book value		Fair value
Financial Assets	Classification by category		03/31/16	12/31/15	03/31/16	12/31/15
Current
Cash and cash equivalents (Note 4)	Amortized cost		3,316,988	4,206,595	3,316,988	4,206,595
Trade accounts receivable, net (Note 5)	Loans and receivables		6,933,976	7,000,379	6,933,976	7,000,379
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	9,706	3,017	9,706	3,017
Derivative transactions (Note 33)	Coverage	Level 2	81,692	78,289	81,692	78,289

Non-current
Trade accounts receivable, net (Note 4)	Loans and receivables		179,631	217,621	179,631	217,621
Derivative transactions (Note 33)	Coverage	Level 2	250,487	417,558	250,487	417,558
Total financial assets			10,772,480	11,923,459	10,772,480	11,923,459

Page. 72

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Company
		Fair value hierarchy	Book value		Fair value
Financial Liabilities	Classification by category		03/31/16	12/31/15	03/31/16	12/31/15
Current
Trade accounts payable, net (Note 15)	Amortized cost		7,056,268	7,496,947	7,056,268	7,496,947
Loans, financing and financial lease (Note 20)	Amortized cost		138,644	154,670	150,852	166,111
Loans, financing and financial lease (Note 20)	Measured at fair value through profit or loss	Level 2	781,640	1,656,367	840,048	1,777,104
Debentures (Note 20)	Amortized cost		94,608	120,632	433,060	470,828
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	650	292	1,382	1,334
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	10,495	5,184	10,495	5,184
Derivative transactions (Note 33)	Coverage	Level 2	161,650	146,502	161,650	146,502

Non-current
Loans, financing and financial lease (Note 20)	Amortized cost		148,695	187,176	151,411	180,895
Loans, financing and financial lease (Note 20)	Measured at fair value through profit or loss	Level 2	2,390,917	2,577,090	2,240,529	2,366,597
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	383,602	377,721	383,602	377,721
Debentures (Note 20)	Amortized cost		3,299,133	3,299,010	2,961,371	2,942,969
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	129,098	124,780	105,921	98,862
Derivative transactions (Note 33)	Coverage	Level 2	42,805	82,421	42,805	82,421
Total financial liabilities			14,638,205	16,228,792	14,539,394	16,113,475

Consolidated
		Fair value hierarchy	Book value		Fair value
Financial Assets	Classification by category		03.31.16	12.31.15	03.31.16	12.31.15
Current
Cash and cash equivalents (Note 4)	Amortized cost		4,068,214	5,336,845	4,068,214	5,336,845
Trade accounts receivable, net (Note 5)	Loans and receivables		8,274,198	8,285,319	8,274,198	8,285,319
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	9,706	3,017	9,706	3,017
Derivative transactions (Note 33)	Coverage	Level 2	81,692	78,289	81,692	78,289

Non-current
Trade accounts receivable, net (Note 5)	Loans and receivables		284,670	330,451	284,670	330,451
Derivative transactions (Note 33)	Coverage	Level 2	250,487	417,558	250,487	417,558
Total financial assets			12,968,967	14,451,479	12,968,967	14,451,479

Consolidated
		Fair value hierarchy	Book value		Fair value
Financial Liabilities	Classification by category		03.31.16	12.31.15	03.31.16	12.31.15
Current
Trade accounts payable (Note 15)	Amortized cost		7,707,777	8,373,235	7,707,777	8,373,235
Loans, financing and financial lease (Note 20)	Amortized cost		442,592	565,700	384,184	651,426
Loans, financing and financial lease (Note 20)	Measured at fair value through profit or loss	Level 2	781,640	1,656,367	840,048	1,777,104
Debentures (Note 20)	Amortized cost		94,608	120,632	433,060	470,828
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	650	292	1,382	1,334
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	10,495	5,184	10,495	5,184
Derivative transactions (Note 33)	Coverage	Level 2	161,650	146,502	161,650	146,502

Non-current
Trade accounts payable (Note 15)	Amortized cost		67,742	67,742	67,742	67,742
Loans, financing and financial lease (Note 20)	Amortized cost		1,399,488	1,499,698	1,185,641	1,192,040
Loans, financing and financial lease (Note 20)	Measured at fair value through profit or loss	Level 2	2,390,917	2,577,090	2,240,529	2,366,597
Debentures (Note 20)	Amortized cost		3,299,133	3,299,010	2,961,371	2,942,969
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	129,098	124,780	105,921	98,862
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	383,602	377,721	383,602	377,721
Derivative transactions (Note 33)	Coverage	Level 2	42,805	82,421	42,805	82,421
			16,912,197	18,896,374	16,526,207	18,553,965

Page. 73

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

c) Capital Management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating before institutions and a good capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, arrange new loans, issue promissory notes and transactions with derivatives. For the year ended March 31, 2016, there were no changes in capital structure objectives, policies or processes.

In its net debt structure, the Company includes balances on loans, financing, debentures, financial leases, contingent consideration (Note 20) and transactions with derivatives (Note 33), less cash and cash equivalents (Note 4) and financial investments to secure BNB financing.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	Consolidated
	03.31.16	12.31.16
Cash and cash equivalents	4,068,214	5,336,845
Loans, financing, debentures, financial lease and contingent consideration	(8,921,728)	(10,221,290)
Derivative transactions, net	126,935	264,757
Short-term investment pledged as collateral	40,053	38,805
Net debt	4,686,526	4,580,883
Net equity	69,294,708	68,567,242
Net debt-to-equity ratio	6.76%	6.68%

d)   Risk Management Policy

The Company and its subsidiaries are exposed to several market risks as a result of their commercial operations, debts incurred to finance their business and financial instruments related to their debt.

d. 1) Currency Risk

There is risk arising from the possibility that the Company may incur losses due to fluctuating exchange rates, which add to costs arising from loans denominated in foreign currencies.

At March 31, 2016, 17.0% of financial debt was foreign-currency denominated (16.5% at December 31, 2015). The Company enters into derivative transactions (currency hedge) with financial institutions to hedge against exchange rate variation affecting its total indebtedness in foreign currency (R$1,519,040 and R$1,681,968 at March 31, 2016 and 31 December 2015, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also foreign exchange risk for non-financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were engaged to minimize the risks associated with exchange-rate variation of non-financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$35,617 thousand and €16,841 thousand to be paid by March 31, 2016 and US$32,030 thousand and €19,079 thousand to be paid by December 31, 2015) to mitigate its foreign exchange risks.

Page. 74

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

d. 2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses resulting from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) geared to floating interest rates (CDI).

The debt to BNDES is indexed to the Long-Term Interest Rate (TJLP), which is set on a quarterly basis by the National Monetary Council. In March 2015, the National Monetary Council decided to increase the annual rate to 6.00% from April 1 to June 30, 2015. The TJLP rose 0.50 percentage points from the previous annual rate of 5.50%. In the course of 2015, the TJLP was raised to 6.5% for the period from July to September and to 7.0% for the period from October to December. In 2016, the TJLP was raised to 7.5% for the period from January to March and will remain at this level over the period from April to June.

Inflation risk arises from the Minas Comunica debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

To reduce exposure to the variable interest rate (CDI), the Company and its subsidiaries invested their surplus cash of R$3,919,921 on March 31, 2016 (R$5,103,103 at December 31, 2015), mostly in short-term CDI-based financial investments (Bank Deposit Certificates). The book values of these instruments approach their fair values, since they may be redeemed at short notice.

With the same purpose, at March 31, 2016, the Company had swap transactions - CDI x Pre to partially cover fluctuations in domestic interest rates, the main contractor was R $ 500,000

d.3) Liquidity Risk

Liquidity risk is the possibility of the Company or its subsidiaries not holding sufficient funds to meet their commitments due to different currencies and dates of discharging their rights and obligations.

The Company and its subsidiaries structure the maturity dates of non-derivative financial contracts, as shown in Note 20, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company's cash flow and liquidity and those of its subsidiaries are managed on a daily basis by the departments in charge to ensure that operating cash flows and previous funding, when necessary, will be sufficient to meet its schedule of commitments in order to avoid liquidity risk.

Below, we summarize the maturity profile for our consolidated financial liabilities as set forth in loan agreements:

At 03.31.16	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 15)	7,707,777	-	-	67,742	7,775,519
Loans, financing and financial lease (Note 20)	1,224,232	1,840,251	1,608,514	341,640	5,014,637
Contingent consideration (Note 20)	-	-	-	383,602	383,602
Debentures (Note 20)	95,258	1,999,699	1,414,657	13,875	3,523,489
Derivative transactions (Note 33)	172,145	36,684	1,659	4,462	214,950
Total	9,199,412	3,876,634	3,024,830	811,321	16,912,197

At 12.31.15	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 15)	8,373,235	-	-	67,742	8,440,977
Loans, financing and financial lease (Note 20)	2,222,067	1,920,416	1,804,220	352,152	6,298,855
Contingent consideration (Note 20)	-	-	-	377,721	377,721
Debentures (Note 20)	120,924	1,999,645	1,410,270	13,875	3,544,714
Derivative transactions (Note 33)	151,686	64,692	4,157	13,572	234,107
Total	10,867,912	3,984,753	3,218,647	825,062	18,896,374

d.4) Credit Risk

The risk arises from the possibility of the Company incurring losses due to difficulty in receiving amounts billed to its customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

Page. 75

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services, and limits bad-debt risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires loading beforehand and therefore does not pose credit risk. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and querying commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-line financial institutions as per current credit policies of financial counterparties.

34)  COMMITMENTS AND GUARANTEES (LEASES)

The Company and its subsidiaries lease equipment, facilities and several stores, administrative buildings and sites (radio base stations and towers installed), through several non-cancelable operating agreements expiring at different dates with monthly payments.

On March 31, 2016, the total amounts for full-time contracts were:

	Company	Consolidated
Up to 1 year	1,848,602	2,029,019
From 1 to 5 years	6,708,716	7,398,585
Over five years	6,289,435	6,907,123
Total	14,846,753	16,334,727

35) PRO FORMA CONSOLIDATED INCOME STATEMENTS (NOT AUDITED OR REVIEWED)

In compliance with CVM Instruction 565, of June 15, 2015 and CVM Resolution 709 of May 2, 2013, the Company submits the following unaudited or reviewed pro forma consolidated income statements ("DREs") for the quarter ended March 31, 2015 in relation to the acquisition of GVTPart..

In compliance with CVM Instruction 565, of June 15, 2015 and the provisions of CVM Resolution 709 of May 2, 2013, the Company now submits below its unaudited or reviewed pro forma consolidated income statements ("DREs") for the fiscal year ended December 31, 2015 and the quarter ended March 31, 2015.

Page. 76

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

Pro Forma Consolidated Income Statement for the year ended December 31, 2015

	Telefônica Brazil consolidated for the year ended 12.31.15	GVTPart. Consolidated for the four-month period ended April 30, 2015	Pro Forma Adjustments	Eliminations	Telefônica Brazil Pro Forma
Net operating income	40,286,815	1,899,812	-	(52,644)	42,133,983
Cost of services provided and goods sold	(20,345,076)	(991,472)	(51,759)	52,644	(21,335,663)
Gross profit	19,941,739	908,340	(51,759)	-	20,798,320

Operating income (expenses)	(14,702,141)	(564,946)	(136,695)	-	(15,403,782)
Selling expenses	(12,005,477)	(407,697)	(131,170)	-	(12,544,344)
General and administrative expenses	(2,142,459)	(154,155)	-	-	(2,296,614)
Other operating revenues (expenses), net	(554,205)	(3,094)	(5,525)	-	(562,824)
Operating income	5,239,598	343,394	(188,454)	-	5,394,538

Financial income (expenses), net	(848,178)	(260,520)	-	-	(1,108,698)
Equity pick-up	2,036	-	-	-	2,036
Income before taxes	4,393,456	82,874	(188,454)	-	4,287,876

Income and social contribution taxes	(973,207)	(30,492)	47,100	-	(956,599)

Net income for the year	3,420,249	52,382	(141,354)	-	3,331,277

Basic and diluted earnings per common share (in R$)					R$ 2,10
Basic and diluted earnings per preferred share (in R$)					R$ 2,30

 Pro Forma Consolidated Income Statement for the quarter ended March 31, 2015

	Telefônica Brazil Consolidated for the three-month period ended March 31, 2015	GVTPart. Consolidated for the three-month period ended March 31, 2015	Pro Forma Adjustments	Eliminations	Telefônica Brazil Pro Forma
Net operating income	8,983,078	1,425,581	(4,381)	(39,800)	10,364,478
Cost of services provided and goods sold	(4,536,840)	(738,658)	(41,160)	39,800	(5,276,858)
Gross profit	4,446,238	686,923	(45,541)	-	5,087,620

Operating income (expenses)	(3,282,604)	(426,941)	(98,249)	-	(3,807,794)
Selling expenses	(2,708,646)	(312,228)	(94,409)	-	(3,115,283)
General and administrative expenses	(429,820)	(116,531)	-	-	(546,351)
Other operating income (expenses), net	(144,138)	1,818	(3,840)	-	(146,160)
Operating income	1,163,634	259,982	(143,790)	-	1,279,826

Financial income (expenses), net	(217,852)	(310,767)	-	-	(528,619)
Equity pick-up	232	-	-	-	232
Income before taxes	946,014	(50,785)	(143,790)	-	751,439

Income and social contribution taxes	(366,295)	15,720	35,325	-	(315,250)

Net income for the period	579,719	(35,065)	(108,465)	-	436,189

Basic and diluted earnings per common share (in R$)					R$ 0,36
Basic and diluted earnings per preferred share (in R$)					R$ 0,40

Notes to the Pro Forma Consolidated Income Statements (“DREs”)

a) Base for preparation of the Statements of Income (DREs)

The historical financial information for the Company and GVTPart., as used in the preparation of these statements of income, was obtained from the historical financial statements for the year ended December 31, 2015 and quarterly information for the three months ended March 31, 2015.

Page. 77

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

These pro forma financial reports should be read in conjunction with the historical quarterly information of the companies involved.

The Income Statements reflect the effects of acquiring 100% of the share capital of GVTPart. and have been prepared and presented solely for informational purposes assuming the acquisition of GVTPart. to have taken place on January 1, 2015.

The Income Statements should not be used as an indication of future consolidated quarterly reports or taken as the Company’s income statements.

b) Pro forma adjustments

The income statements (DREs) were prepared and presented based on each company's historical quarterly financial statements (ITRs) and pro forma adjustments were determined based on assumptions and estimates, which we believe are reasonable.

The adjustments shown in the income statements reflect: (i) depreciation of surplus value (capital loss) of property and equipment; (ii) amortization of surplus value (capital loss) of intangible assets; (iii) amortizations of trademark; (iv) amortizations of the customer base; (v) Income tax (25%) and social contribution (9%) and (vi) inter-company eliminations as shown below:

	Group in Income Statements	12-month period ended December 31, 2015	Three-month period ended March 31, 2015
Depreciation of surplus value (capital loss) from PP&E acquired	(1)	(8,367)	(6,275)

Amortization of surplus value (capital loss) from intangible asset acquired	(1)	(2,148)	(1,611)

Amortization of Trademark	(2)	(13,111)	(9,833)

Amortization of Customer Portfolio	(2)	(114,905)	(86,179)

Other	(1) / (2)	(49,924)	(39,892)

Deferred taxes (income and social contribution taxes)	(3)	47,100	35,325

Eliminations	(4)	52,644	39,800

(1)  Amounts recognized as "Cost of Services and Goods Sold";

(2)  Amounts recognized as "Selling Expenses";

(3)  Income and Social Contribution Taxes on adjustments;

(4)  Amounts recognized as "Net Operating Income and Cost of Goods and Services" basically related to interconnection and use of networks.

36) SUBSEQUENT EVENTS

a)   Ownership restructuring

The Annual Shareholders' Meeting held on April 1, 2016 voted the restructuring described in Note 1c).

This ownership restructuring has not resulted in increased share capital, issue of new shares by the Company or any change in shareholdings of its existing shareholders or any right to withdraw, nor is there interruption of the telecommunications services provided by the companies merged/spun-off for their customers, and their services are fully succeeded by the Company.

b)  Sale/transfer of towers and customer portfolio from the Company to Towerco Latam Brasil Ltda

On April 8, 2015, Towerco Latam Brasil Ltda paid off the amount of R$760,000 owed to the Company in relation to sale/transfer of towers and customer portfolio as per Note 29.

Page. 78

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three-month period ended March 31, 2016

(In thousands of Reais, unless otherwise stated)

c) Interim Interest on Shareholders' Equity voted by the Company

At a meeting held on April 18, 2016, ad referendum at the Annual Shareholders’ Meeting to be held in 2017, and pursuant to Article 28 of the Company's bylaws, Article 9 of Law No. 9249/95 and CVM Resolution 638/12, the Board of Directors decided to credit interest on own equity (IOE) for the year 2016 in the gross amount of R$220,000, equivalent to R$0.12217959361 per common share and R$0.13439755297 per preferred share, corresponding to an amount before withholding income tax of R$187,000, equivalent to R$0.10385265457 per common share and R$0.11423792003 per preferred share, calculated based of net income shown in the balance sheet as of March 31, 2016.

These earnings will be paid out by the end of 2017 on a date to be set by the Board and disclosed to the market in due course. Amounts will be individually credited to shareholders depending on their shareholding positions in the Company's records at the close of business on April 29, 2016, inclusive.

Page. 79

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 11, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director